 As filed with the Securities and Exchange Commission on February 8, 2001
                                                      Registration No. 333-49500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                            NUVERA FUEL CELLS, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                --------------

          Delaware                                3629                           04-3403793
  (State or other jurisdiction         (Primary Standard Industrial           (I.R.S. Employer
of incorporation or organization)       Classification Code Number)        Identification Number)

                                --------------
                                   Acorn Park
                              Cambridge, MA 02140
                                 (617) 498-7300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                --------------
                                Mark A. Brodsky
                                 President and
                         Acting Chief Executive Officer
                            Nuvera Fuel Cells, Inc.
                                   Acorn Park
                              Cambridge, MA 02140
                                 (617) 498-7300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                   Copies to:
     Richard D. Truesdell, Jr.                 David P. Falck
          John G. Crowley                    Jeffrey J. Delaney
       Davis Polk & Wardwell               Pillsbury Winthrop LLP
        450 Lexington Avenue               One Battery Park Plaza
      New York, New York 10017            New York, New York 10004
           (212) 450-4000                      (212) 858-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Proposed
  Title of Each Class                     Maximum     Proposed Maximum
  of Securities to be    Amount to be  Offering Price     Aggregate        Amount of
       Registered        Registered(1)  Per Unit(2)   Offering Price(2) Registration Fee
----------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share........    4,600,000       $20.00        $92,000,000       $24,288(3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 600,000 shares that the underwriters have the option to purchase to cover over-allotments.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(3) Previously paid.
                                --------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                Explanatory Note

      This registration statement contains two forms of prospectus: one to be used in connection with a U.S. and Canadian offering of the registrant's common stock, and one to be used in a concurrent international offering of the common stock outside the United States and Canada. The international prospectus will be identical to the U.S. prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. prospectus is included herein and is followed by the alternate front cover page, alternate underwriting section and alternate back cover page to be used in the international prospectus, each of which has been labeled "Alternative Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

                 Preliminary Prospectus dated February 5, 2001

PROSPECTUS
                                3,200,000 Shares

                               [LOGO OF NUVERA]
                                  Common Stock

                                  -----------

    This is Nuvera Fuel Cells, Inc.'s initial public offering. Nuvera is selling all of the shares. The U.S. underwriters are offering 3,200,000 shares in the U.S. and Canada and the international managers are offering 800,000 shares outside the U.S. and Canada.

    We expect the public offering price to be between $18.00 and $20.00 per share. Currently, no public market exists for the shares. We have applied for quotation of the shares on the Nasdaq National Market under the symbol "NVRA."

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                                  -----------

                                                        Per Share Total
                                                        --------- -----
     Public offering price.............................     $       $
     Underwriting discount.............................     $       $
     Proceeds, before expenses, to Nuvera Fuel Cells,
      Inc. ............................................     $       $

    The U.S. underwriters may also purchase up to an additional 480,000 shares from Nuvera, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 120,000 shares from Nuvera.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about      , 2001.

                                  -----------

Merrill Lynch & Co.
          Lehman Brothers
                     ABN AMRO Rothschild LLC
                                                        Bear, Stearns & Co. Inc.

                                  -----------

                  The date of this prospectus is       , 2001.

                                   [ARTWORK]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   6
Special Note Regarding Forward-Looking Statements........................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Financial Data..................................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Unaudited Pro Forma Condensed Financial Information......................  38
Business.................................................................  43
Management...............................................................  74
Related Party Transactions...............................................  85
Principal Stockholders...................................................  93
Description of Capital Stock.............................................  96
Shares Eligible for Future Sale..........................................  99
United States Federal Income Tax Considerations for Non-U.S. Holders of
 Common Stock............................................................ 101
Underwriting............................................................. 103
Legal Matters............................................................ 107
Experts.................................................................. 107
Where You Can Find Additional Information................................ 108
Index to Financial Statements............................................ F-1

                                ---------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." Unless the context otherwise requires, all references in this prospectus to "Nuvera," "we," "us" or "our" refer to Nuvera Fuel Cells, Inc., formerly Epyx Corporation, and its wholly-owned subsidiary, Nuvera Fuel Cells Europe S.r.l., formerly De Nora Fuel Cells S.p.A., during the periods following the merger described below and to their predecessors during the periods prior to the merger.

                            Nuvera Fuel Cells, Inc.

Our Business

      We are a designer and developer of fuel processors, proton exchange membrane fuel cell stacks, power modules and integrated fuel cell systems for stationary and transportation applications. By combining our fuel processors and fuel cell stacks into an integrated unit, we are designing, developing and testing power modules in the 1 kW, 5 kW and 10 kW power ranges. We plan to market our products both as components to be integrated with other technologies and as power modules or integrated fuel cell systems. We believe our fuel cell technologies will provide power and heat that are more energy efficient, environmentally cleaner and quieter than the current electric transmission grid, most current backup power alternatives and the internal combustion engine. We plan to bring to market our first premium power stationary products in 2002, our first residential stationary products in 2003 and our first transportation products in 2005.

      A fuel processor is a device that extracts hydrogen from most hydrocarbon fuels, such as gasoline, in a process known as reforming. A fuel cell is a device in which a fuel--typically hydrogen--reacts with an oxidant--typically oxygen--to produce electricity without combustion. A fuel cell stack is an assembly of fuel cells. Proton exchange membrane fuel cell stacks are fuel cell stacks in which the electrochemical reaction between hydrogen and oxygen takes place on a thin, plastic sheet which allows hydrogen protons to pass through while barring the passage of electrons. Our power modules, which form part of our integrated fuel cell systems, include a fuel processor, a fuel cell stack and other components necessary to produce DC power. Our integrated fuel cell systems combine our power modules with additional components and an inverter or power conditioner to convert DC power produced by the fuel cell stack into the AC power required by some electrical equipment and transmissions systems.

Our Heritage

      Nuvera was formed in April 2000 through the merger of De Nora Fuel Cells S.p.A., the fuel cell subsidiary of the Italian engineering and electrode manufacturing concern De Nora S.p.A., and Epyx Corporation, the fuel processing subsidiary of the American business and technology consulting firm Arthur D. Little, Inc. Simultaneously with the merger, Amerada Hess, a leading independent energy company, purchased 5% of our capital stock from AD Little. Amerada Hess increased its equity ownership in Nuvera to 11% in July 2000 and to 16% in January 2001.

      As a result of the merger, we believe we are well positioned to compete in global stationary and transportation markets due to our ability to integrate our fuel processors and our fuel cell stacks into power modules and integrated fuel cell systems that we expect will generate clean, reliable and efficient energy using a variety of commonly available hydrocarbon fuels.

Our Target Markets

      We are targeting specific sectors of both the stationary and transportation markets for electrical power and heat.

      Within the stationary market, we are focusing on premium power, residential power and, to a lesser extent, small commercial power applications.

    . Premium Power Market. We plan to target the telecommunications sector of this market as the first market in which we will commercialize our products because of the willingness of participants in this sector to pay a premium for reliable, high quality power. We intend to bring our first commercially available premium power products to the telecommunications market in 2002. We expect that these products will be 1 kW to 5 kW power modules suitable for manufacturers of telecommunications backup systems, telephone switching centers and cellular transmission towers.

    . Residential Power Market. We are designing our residential power modules to generate between 1 kilowatt and 5 kilowatts of electrical power, depending on the needs of specific geographical markets around the world. In the U.S. residential market, our products will initially be focused on standby and primary electrical power. We believe the demand for our products in the European and Japanese residential markets will be focused primarily on combined heat and electrical power applications. We intend to bring our first commercially available residential products to market in 2003.

      In the transportation market, we plan to offer original equipment manufacturers and automobile manufacturers the choice of purchasing fuel processors or fuel cell stacks separately as components. We believe our gasoline fuel processing technology will facilitate the continued use of the existing fuel delivery infrastructure. Our fuel cell stacks for transportation applications are being designed for compactness, durability, and suitability for low-cost manufacturing. Our fuel processors and fuel cell stacks for transportation applications are being designed for integration into transportation power modules which will generate between 30 kilowatts and 250 kilowatts of electrical power to provide power for passenger car, bus and truck applications. We intend to bring our first commercially available transportation products to market in 2005.

Our Strategy

      Our objective is to extend our leadership in the design, development and testing of fuel cell technologies and to bring about the successful commercialization of our products. Key elements of our strategy to achieve this objective include:

    .  extending our technology leadership,

    .  exploiting our design integration advantage,

    .  exploiting our multi-fuel advantage,

    .  focusing on early-adopter markets,

    .  exploiting our multi-market advantage and

    .  leveraging strategic relationships.

                                ---------------

      We plan to maintain corporate and operational facilities in both Cambridge, Massachusetts and Milan, Italy. Our principal executive offices are located at Acorn Park, Cambridge, Massachusetts 02140 and our telephone number is (617) 498-7300.

                                  The Offering

Common stock offered by Nuvera:
  U.S. offering.......................    3,200,000 shares
  International offering..............      800,000 shares
                                         -----------------
    Total...................              4,000,000 shares
Shares outstanding after the offering... 18,943,824 shares

Use of proceeds...................  We intend to use the net proceeds of the offering for working capital and capital expenditures and general corporate purposes, including:

                                    .  approximately $36.0 million to fund
                                       research and product development,

                                    .  approximately $18.0 million for
                                       establishing new manufacturing
                                       facilities and for other capital
                                       expenditures over the next 18 months,
                                       and

                                    .  approximately $10.0 million for
                                       expanding marketing and sales efforts.


Risk factors......................  See "Risk Factors" and other information included in this prospectus for a
                                    discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Proposed Nasdaq National Market     NVRA
symbol............................

      The number of shares outstanding after the offering:

    . excludes 2,465,736 shares reserved for issuance under our 2000 stock incentive plan, of which options to purchase 655,088 shares at a weighted average exercise price of $16.08 per share have been issued,

    . assumes that the underwriters' over-allotment options to purchase up to an additional 600,000 shares are not exercised, and

    . assumes the 14-for-1 stock split we will effect before the completion of the offering, unless we indicate otherwise.

                             Summary Financial Data

      You should read the summary historical and pro forma financial data of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) set forth below in conjunction with our consolidated financial statements and the notes thereto, "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus.

      The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from the audited consolidated financial statements and the notes thereto of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 are derived from the unaudited consolidated financial statements and the notes thereto of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) included elsewhere in this prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our results of operations and financial position as of the end of and for such periods. Historical results are not necessarily indicative of the results that may occur in the future, and interim results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

      As described in note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus, the merger of De Nora Fuel Cells S.p.A. and Epyx Corporation has been accounted for under the purchase method of accounting and was treated as a reverse acquisition because, among other factors, the stockholder of De Nora Fuel Cells S.p.A. received the largest voting interest in the combined enterprise. Therefore, De Nora Fuel Cells S.p.A. was considered the acquiror for accounting purposes and recorded Epyx's assets and liabilities based upon their fair values at the date of acquisition. Since the transaction has been accounted for as a reverse acquisition, the summary financial data set forth below for all periods prior to the merger on April 4, 2000 represents the financial position and results of operations of De Nora Fuel Cells S.p.A. The summary financial data set forth below for periods subsequent to April 4, 2000 includes the financial position and results of operations of both De Nora Fuel Cells S.p.A. and Epyx. Accordingly, the summary financial data for the nine months ended September 30, 2000 is not comparable to the summary financial data for the nine months ended September 30, 1999 or to the years ended December 31, 1997 through 1999.

      The summary pro forma statement of operations data set forth below are derived from the unaudited pro forma condensed statements of operations of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) contained under "Unaudited Pro Forma Condensed Financial Information." The unaudited pro forma statement of operations data for the year ended December 31, 1999 and the nine months ended September 30, 2000 give effect to the merger as if it had occurred as of January 1, 1999. We have prepared the unaudited pro forma condensed statements of operations for informational purposes only and they are not necessarily indicative of what would have occurred had the merger occurred at that date or the results that may occur in the future. In accordance with SEC rules, the pro forma condensed statement of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 excludes $20.3 million of in-process research and development expense that is reflected in our unaudited historical consolidated statement of operations for the nine months ended September 30, 2000.

      The as adjusted balance sheet data set forth below give effect to the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and our estimated offering expenses.

                                  Year Ended December 31,              Nine Months Ended September 30,
                          -------------------------------------------  ---------------------------------
                                                           Pro Forma                          Pro Forma
                            1997       1998       1999        1999       1999        2000        2000
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
                                      (Dollars in thousands, except per share amounts)
Statement of Operations
 Data:
Revenues
 Sales and contracts....  $     --   $     --   $     574  $    1,032  $     436  $    1,714  $    1,775
 Lease..................        350        284         95         219         96          55          55
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
 Total revenues.........        350        284        669       1,251        532       1,769       1,830
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
Cost of revenues
 Sales and contracts....        --         --         216       3,963        255       2,862       4,761
 Lease..................        106        178         86         210         37          17          17
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
 Total cost of
  revenues..............        106        178        302       4,173        292       2,879       4,778
In-process research and
 development............        --         --         --          --         --       20,300         --
Research and development
 expense, net...........      1,119      1,988      1,004       3,814        373       3,267       4,859
Selling, general and
 administrative
 expense................        465        403        644       8,106        903       7,794       9,974
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
 Loss from operations...     (1,340)    (2,285)    (1,281)    (14,842)    (1,036)    (32,831)    (17,781)
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
Interest expense........        --         --           2           2        --           41          41
Other (income) expense,
 net....................        --         --           7           7         54         (38)        (38)
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
Loss before income tax
 benefit................     (1,340)    (2,285)    (1,290)    (14,851)    (1,090)    (32,834)    (17,784)
Income tax benefit......        --         --         --        1,149        --        3,385       3,672
                          ---------  ---------  ---------  ----------  ---------  ----------  ----------
Net loss................  $  (1,340) $  (2,285) $  (1,290) $  (13,702) $  (1,090) $  (29,449) $  (14,112)
                          =========  =========  =========  ==========  =========  ==========  ==========
Net loss per common
 share--basic and
 diluted................  $    (.19) $    (.33) $    (.18) $     (.98) $    (.16) $    (2.49) $     (.99)
                          =========  =========  =========  ==========  =========  ==========  ==========
Shares used in computing
 basic and diluted net
 loss per common share..  7,000,000  7,000,000  7,000,000  14,000,000  7,000,000  11,843,566  14,288,172
                          =========  =========  =========  ==========  =========  ==========  ==========

                                        As of December 31,  As of September 30,
                                        ------------------  -------------------
                                                            Actual  As Adjusted
                                          1998       1999    2000      2000
                                        ---------  ---------------- -----------
                                                    (In thousands)
Balance Sheet Data:
Cash and cash equivalents.............. $     --   $     19 $12,212   $78,492
Working capital (deficiency)...........    (5,280)      183  12,710    78,990
Accounts receivable--stockholders......       115       400   1,115     1,115
Due from stockholder...................       --        --    1,304     1,304
Total assets...........................     2,158     2,340  71,606   137,886
Notes payable--stockholder.............       --        545     --        --
Due to stockholder.....................     5,248       --      --        --
Total non-current liabilities..........       201       207   2,077     2,077
Total stockholders' equity (deficit)...    (5,104)      282  63,806   130,086

                                  RISK FACTORS

      Investing in our common stock will provide you with an equity ownership interest in Nuvera. As one of our stockholders, your investment will be subject to risks inherent in our business and our industry, as well as other risks relating to this offering. The price of our common stock may decline. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

RISKS RELATING TO NUVERA

We have only been in business for a short time, and you have a limited basis for evaluating our performance

      We were formed in April 2000 by the merger of De Nora Fuel Cells S.p.A., the fuel cell subsidiary of De Nora S.p.A., and Epyx Corporation, the fuel processing subsidiary of Arthur D. Little, Inc. As a result, we are in the early stage of development and our proposed operations are subject to the risks inherent in the growth of a new business enterprise, including the absence of any significant operating history. We do not expect to produce our first commercially viable product until at least 2002. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects. An investor in our common stock should consider the challenges, expenses and difficulties that we will likely face, and the problems and delays we may encounter, as a development stage company seeking to design, develop, build, test and commercialize new products in a variety of evolving markets around the world. As a development stage company, it will be difficult for us to predict future results and you should not rely on historical results as an indicator of future performance.

We may have difficulty completing the integration of the former operations of De Nora Fuel Cells S.p.A. and Epyx Corporation

      Prior to the merger in April 2000, De Nora Fuel Cells S.p.A. and Epyx Corporation were separate corporate entities, wholly owned by unaffiliated companies. For the merger to be successful, we will need to complete the integration of the products, technologies, systems and personnel of the two companies. The integration of these two companies is complicated by the fact that the former Epyx and its related operations and personnel are located in Cambridge, Massachusetts while the former De Nora Fuel Cells and its related operations and personnel are located in Milan, Italy. The integration effort may disrupt our research, development and commercialization efforts, affect our ability to execute our corporate strategy, distract our management, result in the loss of key personnel or dilute our other resources.

      In addition, we rely on AD Little and De Nora and its affiliates for a number of services, including financial reporting, accounting and other administrative services. If the services provided by these entities are inadequate, interrupted or terminated, our business may be harmed. We are in the process of implementing our own systems for some of these functions. We cannot assure you that each implementation will be completed in a timely manner or on a cost-effective basis.

We have a history of operating losses and anticipate continued losses and negative cash flow

      Our business has generated significant operating losses and negative cash flow since our inception and we expect our losses to continue. As of September 30, 2000, we had an accumulated deficit of approximately $37.0 million. We have not achieved profitability and expect to continue to incur net losses until we can produce sufficient revenues to cover our costs, which will primarily be incurred in research and product development activities to achieve the commercialization of our products. We expect the cost to produce our pre-commercial stationary prototypes during 2001 and our initial commercial stationary products during 2002 to be higher than their sales price. Furthermore, even if we achieve our objective of bringing our first commercial stationary product to market in 2002, we anticipate that we will continue to incur losses and generate negative cash flow until we can cost-effectively produce and sell our products to the mass market. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase profitability or positive cash flow.

We may not meet our product development and commercialization milestones and we may never complete the development of commercially viable products

      We have established product development and commercialization milestones that we use to assess our progress toward developing commercially viable products. These milestones relate to technology and design improvements as well as to dates for achieving development goals and conducting field trials and other demonstrations of our products. While we have been aggressive in setting our internal milestones and have been generally successful in meeting them, we cannot guarantee that we will successfully achieve our milestones in the future. Our product development efforts are subject to unanticipated and significant delays and technical or other problems. If we do experience delays in meeting our development goals, if our products exhibit technical defects or are unable to meet cost or performance goals, including power output, emissions, useful life or reliability, our commercialization schedule could be delayed beyond 2002, which is our goal for bringing our first premium power products to market. Failure to meet publicly announced milestones may have a material adverse effect on our operations and our stock price.

      We do not know when or whether we will successfully complete the development of commercially viable products. We must complete substantial additional research, development and testing on our technologies before we will have commercially viable products. This is particularly true in the areas of fuel processing and fuel cell system integration, which involve complex technologies and processes. In addition, while we are conducting tests to predict the durability and overall operating lives of our products, we will not have tested or evaluated our technologies over their projected useful lives prior to commercialization. Our success will depend upon our products and technologies meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace.

Failure of our field trials could negatively affect demand for our products

      We are currently conducting laboratory tests and trials of our fuel processors and our fuel cell stacks at our facilities, at our customers' facilities and in the field. We plan to conduct additional laboratory tests and field trials in the future. We do not plan, however, to conduct field trials of our power modules or our integrated fuel cell systems until September 2001. We may encounter problems and delays during these laboratory tests and field trials for a number of reasons, including the failure of our technology or the technology of third parties. Many of these potential problems and delays are beyond our control. Any problem or perceived problem with our field trials, including the failure of the membranes or catalysts used in our fuel cell stacks or fuel processors to meet performance criteria, could materially harm our reputation and impair market acceptance of, and demand for, our products, which would substantially harm our business, financial condition and ability to achieve profitability.

We have no experience manufacturing our products on a commercial basis

      To date, we have focused primarily on research and development and have no experience manufacturing fuel processors, fuel cell stacks, power modules or integrated fuel cell systems on a commercial basis. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully market our products. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule in our various target markets, or to satisfy the requirements of our distributors or customers.

      Based on our commercialization plan, we anticipate that our existing production facilities will provide sufficient manufacturing and assembly capacity through 2002, and that we will need to develop joint ventures or develop additional large-scale manufacturing and assembly capacity in order to achieve mass market production by 2003. If our business grows more quickly than we anticipate, our existing production facilities will quickly become inadequate and we may need to seek out new or additional space, or identify suitable third-party manufacturers, earlier than 2003, at considerable cost to us. If our business does not grow as quickly as we expect, our existing production facilities would in part represent excess capacity for which we may not recover the cost; in that circumstance, our revenues may be inadequate to support our committed costs and our planned growth, and our gross margins and business strategy would suffer. To the extent any manufacturing relationships that we establish are exclusive in nature, we may be unable to enter into other arrangements at a time when the manufacturer with which we form a relationship is not successful in manufacturing our products or has reduced its commitment to manufacturing our products.

If we cannot reduce the costs of our products, market acceptance of these products could be delayed or prevented

      Fuel cells currently cost significantly more than many established competing technologies, such as internal combustion engines and batteries. We expect the production costs of our initial stationary commercial products to be higher than their sales price. As a result, we believe that we will need to reduce the unit production cost of our products relative to competing technologies over time to maintain our ability to offer our products to customers in a cost-effective manner on a large commercial scale. Our ability to achieve cost reductions will depend on manufacturing process and engineering design enhancements; the degree to which some of these enhancements can be attained is not currently ascertainable. Our ability to achieve cost reductions will also depend on entering into suitable manufacturing and distribution relationships, as well as increasing sales volumes so we can achieve economies of scale. There can be no assurance that we will obtain higher production levels or that sales prices will ever exceed our production costs.

We may not be able to establish strategic marketing and distribution relationships

      We are in the early stages of developing our marketing and distribution network. In order to expand our customer base in our target markets, we believe that we must enter into strategic marketing or distribution alliances or similar collaborative relationships, in which we ally ourselves with companies that have particular expertise in, or more extensive access to, the end users in these markets. For example, since our strategy in the European and Japanese residential markets calls for the provision of combined heat and power applications, it will be essential for us to establish relationships with manufacturers of furnaces, water heaters and boilers in order to integrate our power modules with their cogeneration technologies and distribute our combined co-branded products to homes. Similarly, we believe a critical prerequisite to entry into the transportation market will be the establishment of joint ventures or similar relationships with one or more vehicle manufacturers or their suppliers.

      One of our leading competitors in the market for transportation-related fuel cell systems has a well-established relationship with two leading automobile manufacturers, which is a significant competitive advantage because it provides this competitor with preferred access to broad market opportunities. Similarly, competitors in the stationary power market have strategic relationships with leading suppliers of power generation technology and electric utilities. Currently, we have no formal strategic marketing or distribution relationships in our core markets. We may not be able to identify or establish appropriate marketing or distribution relationships on a timely basis. Even if we enter into these types of relationships, we cannot assure you that the distributors with which we form relationships will focus adequate resources on selling our products or will be successful in selling them. In addition, we cannot assure you that we will be able to finalize collaborative relationships on favorable terms, and providing volume price discounts and other allowances along with significant costs incurred in customizing our products may reduce the potential profitability of these relationships. To the extent any distribution relationships that we establish are exclusive in nature, we may be unable to enter into other arrangements at a time when the distributor with which we form a relationship is not successful in selling our products or has reduced its commitment to marketing our products. Failure to develop sufficient distribution and marketing relationships in our target markets will adversely affect our commercialization schedule and will limit our access to market opportunities.

We depend upon third party suppliers for the development and supply of key components for our products

      We purchase several key components of our products from other companies. There are limited suppliers for some of the key components of our products. A supplier's failure to develop and supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements or technical specifications, or our inability to obtain alternative sources of these components on a timely basis or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

      We do not know when or whether we will secure long-term supply relationships with suppliers of all required components and subsystems for our integrated fuel cell systems, or whether such relationships will be on terms that will allow us to achieve our objectives. Failure to secure relationships with entities who will supply the required components for our products may impair our ability to carry out our business plan.

We face intense competition and may be unable to compete successfully

      There are many companies engaged in all areas of traditional and alternative electric power generation in the United States, Canada, Europe and Asia, including, among others, major electric, oil, chemical, natural gas, automotive and specialized electronics firms, as well as universities, research institutions and government-sponsored companies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators. Other entities are engaged in developing commercial forms of alternative power generation such as solar and wind power, low-emission reciprocating diesel engines, flywheel systems and microturbines.

      There are also a number of companies and other entities located in the United States, Canada, Europe and Asia that are developing fuel processors, fuel cell stacks utilizing proton exchange membrane fuel cell technology and integrated fuel cell systems. We also compete with companies that are developing applications, stationary, transportation and otherwise, using other types of fuel cell technologies, such as solid oxide and molten carbonate. These entities may have the research, manufacturing, marketing and sales capabilities to complete development and commercialization of commercially viable fuel cell products more quickly and effectively than we can.

      Many of our competitors have substantially greater financial, research and development, manufacturing, marketing and human resources, established relationships with original equipment manufacturers, name-brand recognition and established positions in the markets that we have targeted for penetration.

Our stockholders AD Little and De Nora may compete with us by developing non-proton exchange membrane fuel cell technologies prior to 2004 and in the proton exchange membrane fuel cell market thereafter

      Under the investment and exchange agreement relating to the merger, with some exceptions, AD Little and De Nora, two of our stockholders, have agreed to not compete with us in reformate fueled direct hydrogen or direct methanol-fueled proton exchange membrane fuel cell systems until April 2004. In connection with the merger, we agreed to license non-exclusively to AD Little until 2010 various intellectual property rights pertaining to gas-to-liquids fuel processing and fuel conversion for internal combustion engines. Accordingly, after April 2004, it is possible that AD Little and De Nora may compete with us in the development of proton exchange membrane fuel cell systems.

      The investment and exchange agreement does not restrict AD Little or De Nora from competing with us in the development of alternative power generation technologies other than proton exchange membrane fuel cell technology. For example, AD Little is currently involved in technology consulting for clients in various technologies, including solid oxide fuel cell, microturbine and photo-voltaic technologies. In some instances, this work involves AD Little scientists who also participated in the early-stage development of our fuel processor technology. AD Little's principal business is consulting in the area of technology product research and development for commercial and governmental clients worldwide. In light of the current businesses conducted by AD Little, De Nora and their respective affiliates, and the license that we granted to AD Little, it is possible that AD Little, De Nora or their affiliates may compete with us in the development of alternative power generation technologies other than proton exchange membrane fuel cell technologies both before and after April 2004. In addition, Amerada Hess, one of our other stockholders, is not restricted from competing with us in any fuel cell technology or distributed generation market.

      We cannot assure you that AD Little, De Nora, Amerada Hess or their respective affiliates will not compete with us and, to the extent that any of them are successful, that such competition will not materially adversely affect our business, prospects, financial condition or results of operations.

We may have difficulty managing the expansion of our operations

      We are undergoing rapid growth in the number of our employees, the size of our physical plant in both Cambridge and Milan and the scope of our operations. For example, we began with 80 employees in April 2000 and will have approximately 195 by mid 2001. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls. We are currently in the process of installing a new management information system. If we are unsuccessful or experience delays in implementing or improving our operational systems, procedures and controls, our business may be adversely affected.

      If we are successful in achieving market penetration of our products, we are likely to experience a significant strain on our management, operational and technical resources. We may have difficulty coordinating our Cambridge and Milan operations and managing the distribution challenges associated with producing our fuel cell stacks in Milan and shipping them to Cambridge for integration with our fuel processors. Our failure to manage our growth effectively would have a material adverse effect on our business, financial condition and ability to achieve or sustain profitability.

We may not be able to sell our products if they are not compatible with the products and processes of third-party manufacturers or our potential customers

      Our success will depend upon our ability to make our products compatible with the products of third-party manufacturers, such as vehicle manufacturers or their suppliers, and the ability of these manufacturers to sell their products containing our fuel cell components or power modules. In addition, some of our products will be successful only if our potential customers redesign or modify their existing products or processes to fully incorporate our products and technologies. Our failure to make our products and technologies compatible with the products and processes of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products and processes to accommodate our products would significantly impair or preclude our ability to sell our products. We cannot predict with any degree of certainty whether we will be able to make our products compatible with the products and processes of third-party manufacturers to create a sufficient market for our products. Furthermore, we cannot assure you that third-party manufacturers will be able to market their products containing our components or power modules successfully, or that they will not alter their acceptance of our fuel cell technologies in favor of other energy product solutions. Any integration, design, manufacturing or marketing problems encountered by third-party manufacturers or customers that will integrate our products could also adversely affect the market for our products and our financial results.

Our failure to protect our intellectual property could result in the loss of valuable assets and lead to expensive litigation

      Proton exchange membrane fuel cell technologies were first developed in the 1950s and we do not believe we can achieve a significant proprietary position on the basic technologies used in integrated fuel cell systems. Similarly, fuel processor technology has been practiced on a large scale in the petrochemical industry for decades. Nonetheless, our ability to compete effectively against other companies will depend, in part, on our ability to protect our proprietary technologies, product designs and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and other arrangements. We do not know whether any of our pending patent applications will be granted or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our technologies or processes. Moreover, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States and any resulting patents may be difficult to enforce.

      There can be no assurance that our competitors will not either independently develop proprietary information that is the same or similar to ours or obtain access to our proprietary information. In addition, there can be no assurance that we would prevail if third parties assert challenges to our intellectual property rights. If other parties believe we are infringing their patents, we could incur substantial costs defending patent infringement suits. If we conclude that other parties are infringing our patents, we could incur substantial costs prosecuting patent infringement suits. If we are found to be infringing third party patents, we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products. Moreover, some foreign countries provide significantly less patent protection than the United States. Competitors' products may, in the future, infringe upon our patents and the cost of protecting our rights may be substantial, if not cost prohibitive, thereby undermining our ability to protect our technologies effectively.

      We rely, in part, on contractual provisions with our employees and third parties to protect our unpatented information, know-how and trade secrets. These agreements may be breached, for example, through reverse engineering, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors. If we are unable to continue to maintain the proprietary nature of our technology and processes, our competitors may be able to limit or eliminate any competitive advantages we may have, thereby harming our business prospects.

      While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Any future involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor.

We have historically relied on government contracts to fund research and development, and failure to receive funds allocated under these contracts may limit our ability to reach the commercialization stage

      Government research and development contracts historically have been our single most important source of cash flow and are expected to continue to represent a significant source of our cash flow in the future. In the first nine months of 2000, approximately 36% of our research and development costs were offset by government funding. In 1999, approximately 43% of the research and development costs of De Nora Fuel Cells S.p.A. and approximately 66% of the research and development costs of Epyx Corporation were offset by government funding.

      Generally, our government research and development contracts are subject to the risk of termination at the convenience of the contracting agency. The government may also terminate or suspend our contracts if we materially fail to comply with the terms and conditions of the contracts, for example, by failing to meet our cost share obligations and reporting requirements, or if the government has notice or reasonable cause to believe that we are insolvent or otherwise unable to meet our cost share obligations. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to periodic appropriations and the results of government or agency sponsored audits of our cost reduction efforts and our cost projections. We can only receive funds under these contracts, ultimately made available to us periodically, as a result of governmental appropriations processes. Accordingly, we cannot be sure that we will receive the full amounts allocated under our research and development contracts. We also cannot be sure that we will be able to finance or otherwise meet the cost sharing requirements of these contracts, which are conditions to receiving any amounts allocated under these contracts. Failure to receive the full amounts allocated under any of our existing government research and development contracts could materially adversely affect our commercialization plans.

      We currently serve as subcontractor to AD Little on the three U.S. government contracts under which we receive government funding. If the government terminates its contracts with AD Little, we will no longer receive funds under these contracts. Because AD Little is responsible for billing, collecting funds from the government and reimbursing our research and development expenses under these contracts, we are subject to the risk of delays in receiving these payments.

Our government contracts could restrict our ability to commercialize our technology

      Our U.S. research and development contracts with government agencies are subject to the risk of termination at the convenience of the contracting agency, potential disclosure of our confidential information to third parties and the exercise of "march-in" rights by the government. March-in rights refer to the right of the U.S. government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. In addition, these "march-in" rights permit the U.S. government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents. Under regulations governing our government contracts, the government has rights to the data produced or delivered to it under these contracts and may disclose our confidential information to third parties unless the data have been developed at our private expense and embody trade secrets or are commercial or financial and confidential or privileged. In addition, under the Freedom of Information Act, any document that we submit to the government or to a contractor under a government contract is subject to public disclosure, unless exempted as a trade secret or as confidential commercial or financial information.

      As a condition to our research and development contracts funded by the European Union, we must grant the Joint Research Centre of the European Union a non-exclusive, royalty-free license and right to access and use patents, registered designs, copyrights and other information generated by any contractor or subcontractor working on the project.

      Under AD Little's contract under which we conduct some of our research relating to 50 kW fuel processors for transportation applications as subcontractor, the Department of Energy can require us to obtain or produce components for these fuel processors from sources located in the United States rather than foreign countries.

We depend entirely upon vehicle manufacturers to purchase our products for transportation applications

      The sole market for the transportation applications of our products is and will continue to be car, bus and other vehicle manufacturers. We cannot guarantee that those manufacturers which have expressed interest in or conducted demonstrations of our products will ultimately place commercial orders for our transportation products. Each of these manufacturers has a strong investment in and commitment to the use of the internal combustion engine, and some have invested in alternative technologies that may compete with our products. The failure of car, bus and other vehicle manufacturers to use our fuel cell technologies in their vehicles would have a material adverse effect on our business and financial results.

      The development of automobile models is a lengthy process. Based on discussions with automobile manufacturers, we anticipate that there will be a delay of at least three years between a decision by an automobile manufacturer to produce commercial vehicles powered by our fuel cell technologies and the actual production of such vehicles. The length of the decision-making process and the success of our commercialization plans will affect any demand for our transportation products by automobile manufacturers and, consequently, our financial position, results of operations and cash flows.

We could be liable for environmental damages resulting from our research, development or manufacturing operations

      Our business exposes us to the risk of harmful substances escaping into the environment, resulting in potential personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous international, federal, state and local laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

We have recently appointed our Acting Chief Executive Officer and are actively seeking a chief financial officer

      Mark A. Brodsky became our Acting Chief Executive Officer effective January 1, 2001. He is expected to resign as Executive Vice President, Finance and Development of one of our stockholders, AD Little, upon the execution of a formal employment agreement with us, at which time he will become our Chief Executive Officer. It may take some time for Mr. Brodsky to be fully integrated into our company.

      We are actively seeking a chief financial officer. We may have difficulty locating a suitable individual for chief financial officer. Any chief financial officer we appoint may take some time to be fully integrated into our company.

Our future plans could be harmed if we are unable to attract or retain key personnel

      We have attracted a specialized workforce, including scientists, engineers and researchers. Based on our planned expansion, we will require a significant increase in the number of our employees and outside contractors. Our future success, therefore, will depend, in part, on attracting and retaining additional qualified management, sales and marketing and technical personnel and establishing and maintaining relationships with outside contractors. We do not know whether we will be successful in hiring or retaining qualified personnel, including a chief financial officer. We cannot assure you that the expense of this internal expansion will not exceed the net revenues generated. Since new management team members will not have a proven track record with us, we cannot assure you that they will be successful in overseeing their functional areas. We cannot guarantee that our sales and marketing team will successfully compete against the more extensive and well-funded sales and marketing operations of our current and future competitors. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, including Mark
A. Brodsky, Jeffrey Bentley, Michele Tettamanti, James Calvin Cross III, William Mitchell and Antonio Maggiore, could harm our business and our expansion and commercialization plans. We do not have employment agreements with all of our key employees.

We may be unable to obtain the additional capital needed to operate and grow our business, thereby requiring us to curtail or cease operations

      We will continue to have significant capital requirements in connection with our development activities and transition to commercial operations. In addition to the proceeds from this offering, we will require substantial additional funds to continue the research, development and testing of our technologies and products, to obtain patent protection relating to our technologies when appropriate and to manufacture and market our products. Except for the line of credit available to Nuvera Fuel Cells Europe S.r.l., or Nuvera Europe, we have no current arrangements with respect to any additional financing. The commitment of our stockholders to contribute up to $30 million of capital will terminate upon completion of this offering if the proceeds of this offering to Nuvera exceed $30 million. Consequently, there is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, or at all. We may have to issue stock to obtain financing, which may dilute your investment. If adequate funds are not available, we may have to scale back our operations, including our product development, manufacturing, marketing and distribution activities, all of which could cause us to lose both customers and market share to the extent we achieve it and ultimately cease operations.

We are subject to risks inherent in international operations

      Since we plan to market our products and technologies both inside and outside the United States, we will be subject to the risks inherent in international operations. For the nine months ended September 30, 2000, we derived 87% of our revenues from sales or leases to or contracts with non-U.S. entities. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We may, in the future, also be subject to tariff regulations, non-tariff trade barriers and requirements for export licenses, particularly with respect to the export of some products, including catalysts. We face numerous challenges in international markets, including unexpected changes in regulatory requirements (including increases in duty rates), fluctuations in currency exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations and establishing international distribution channels, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. We currently do not intend to enter into any hedging or other similar agreements or arrangements to protect us against any currency risks.

Intangibles represent a substantial percentage of our assets, the amortization of which will adversely affect our earnings

      As of September 30, 2000, our balance sheet reflected $52.2 million of intangible assets, or 73% of our total assets as of that date. The intangible assets consist of goodwill and other identifiable intangibles relating to our April 2000 merger. Amortization of these intangibles, which will occur over the next 5 to 7 years, will have a negative impact on earnings. In addition, we continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, including a determination that the revenue and expense assumptions used to value the intangible assets are not being realized, we may be required to reduce the carrying value of our intangible assets, which could have a material adverse effect on our financial results during the periods in which such a reduction is recognized. There can be no assurance that we will not be required to write down intangible assets in future periods.

Any acquisitions we make could disrupt our business and harm our financial condition

      Although we are not currently negotiating any acquisitions, as part of our growth strategy, we may review opportunities to acquire other businesses or technologies that would complement our products, expand the breadth of our target markets or enhance our technical capabilities. Acquisitions entail a number of risks that could materially and adversely affect our business and operating results, including:

    . problems integrating the acquired operations, technologies or products with our existing business and products;

    . constraints arising from increased expenses and working capital requirements;

    .  constraints on our ability to incur additional debt;

    .  dilution of our stock if we issue additional securities;

    . disruption of our ongoing business, diversion of capital and distraction of our management;

    . difficulties in retaining business relationships with suppliers and customers of the acquired companies;

    . difficulties in coordinating and integrating overall business strategies, sales and marketing and research and development efforts;

    .  potential liabilities of businesses and facilities acquired;

    . difficulties in maintaining corporate cultures, controls, procedures and policies;

    . difficulties evaluating risks associated with entering markets in which we lack prior experience; and

    .  potential loss of key employees.

RISKS RELATING TO THE FUEL CELL INDUSTRY

Market acceptance for fuel cell technologies may never develop or may take longer to develop than we anticipate

      Fuel cell technologies represent an emerging market, and we do not know whether potential distributors will want to purchase products using these technologies or whether potential end-users will want to use them. Because we and our competitors are designing products to capitalize on markets that currently utilize or are serviced by products from traditional and well-established power generation sources, such as the existing electric grid, engine generators and internal combustion engines, we and our competitors may face significant resistance from end users to adopt a new and alternative power source technology. In particular, if we are unable to reduce the cost of production of our products, we may be unable to reduce the price of our products to commercially viable levels. If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our products and may be unable to achieve profitability. The development of a mass market for our products may be affected by many factors that are out of our control, including:

    .  the price of competitive products;

    . the future costs of gasoline, ethanol, methanol, natural gas, kerosene, propane, butane, home heating oil, diesel, hydrogen and other fuels used by fuel processors and fuel cell stacks;

    .  consumer reluctance to try new products;

    .  industry standards;

    .  consumer perceptions of the safety and performance of these products;
       and

    .  regulatory requirements.

      Due to these and other factors, we cannot predict with any degree of certainty what our revenues and profitability, if any, will be in future periods. If we do achieve future profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to do so, our common stock price could suffer.

Alternatives to fuel cell technologies could render our products uncompetitive or obsolete

      Proton exchange membrane fuel cell technology is one of a number of alternative energy products being developed today as a supplement to or replacement for the electric grid and internal combustion engine, including microturbines, solar power and wind power. Other types of fuel cell technologies are being actively pursued by a number of companies, and the technologies of choice for fuel cell stacks and processors have not yet been identified by customers. Improvements are also being made to the existing electric grid and internal combustion engine. Technological advances in alternative energy products, improvements in the electric grid or internal combustion engine or other fuel cell technologies may render our products uncompetitive or obsolete prior to commercialization or afterwards. Accordingly, if we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or user requirements, our business, financial condition and results of operations could be seriously harmed.

      For example, it is possible to meet the vehicle emission requirements imposed by California and certain U.S. northeastern states, discussed below, by using technologies other than proton exchange membrane fuel cell technologies. Vehicles powered by batteries can receive full credit and vehicles powered by certain low emission internal combustion engines and hybrid vehicles which combine internal combustion or micro-turbine engines with batteries can receive partial credit toward the zero emission vehicle component of some of these laws. We can offer no assurance that automobile manufacturers will use fuel cell technologies in their vehicles to meet regulatory requirements as opposed to other available alternatives. Their failure to do so could have a material adverse effect on our business and financial results.

Changes in government laws and regulations and electric utility industry restructuring may adversely affect demand for, or the viability of, products using fuel cell technologies

      The market for electricity generation products is heavily influenced by federal and state governmental regulations and policies concerning the electric utility industry. Changes in current regulatory standards could deter further investment in the research and development of alternative energy sources, including fuel cell technologies, and could result in a significant reduction in the potential market demand for products using fuel cell technologies. We cannot predict how the deregulation and restructuring of the electric and natural gas industry will affect the market for our products.

      For example, electric utility companies commonly charge fees to industrial customers for disconnecting from the grid, for using less electricity or for having the capacity to use power from the grid for backup purposes. Though these fees are not currently charged to residential customers, in connection with electric utility restructuring, it is possible that electric utility companies could charge similar fees to residential customers in the future. The imposition of these fees could increase the cost to customers of using residential fuel cell products and could make our residential products less attractive, thereby harming our revenue and profitability.

      To date, the interest by automobile manufacturers in proton exchange membrane fuel cell technology has been driven in large part by environmental laws and regulations, mainly in California, under the California Low-Emission Vehicle Program, which was adopted in 1990, and, to a lesser extent, certain U.S. northeastern states. These laws and regulations set forth vehicle emission limitations and some of them require the manufacture and sale of "zero emission vehicles." Since their adoption, many of these laws and regulations have been challenged by automobile manufacturers and oil companies and may continue to be challenged in the future by these or other companies. For example, these industry groups have petitioned state regulators to revise or revoke these laws and regulations, in the case of the California law, and have sought judicial review of these laws and regulations, in the case of the New York and Massachusetts laws. As a result of these actions, these states have delayed the implementation of the "zero emission vehicle" component of their respective laws and have made more flexible the means by which automobile makers can meet the "zero emission vehicle" requirement. There can be no assurance that these laws and regulations will not be subject to further challenges or that these laws and regulations will not change in the future. Changes in these laws and regulations could further delay the implementation of the "zero emission vehicle" component of these laws and regulations and could result in the application of currently existing federal or other laws and regulations that limit vehicular emissions, but do not require the manufacture of zero emission vehicles which, in turn, could result in automobile manufacturers abandoning their interest in proton exchange membrane fuel cell-powered vehicles. In addition, if current laws and regulations in California and certain of the U.S. northeastern states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular proton exchange membrane fuel cell technologies may be limited.

      Under those laws and regulations requiring the manufacture and sale of "zero emission vehicles," manufacturers may satisfy the "zero emission vehicles" requirement in part through the sale of certain forms of "super ultra-low emission vehicles." We are designing our transportation fuel processors to meet the super ultra-low emission vehicle standards of the California Low-Emission Vehicle program and similar standards of certain of the U.S. northeastern states as they are enacted at the time of design. If these laws and regulations change, however, there can be no guarantee that our products will meet the requirements of these laws and regulations at the time we intend to bring these products to market or any other time in the future.

Our business may become subject to future government regulation that may adversely affect our ability to sell our stationary products

      Once we begin to commercialize our stationary products, they may become subject to existing federal, state and local regulations governing electric and gas utilities and other entities. Our residential products and the installation of these products will likely become subject to oversight and regulation at the local level in accordance with state and local ordinances relating to pipeline connections, building codes and other safety related matters. Any government regulation may depend, in part, upon whether an integrated fuel cell system is placed outside or inside a home or business.

      At this time, we cannot anticipate which jurisdictions, if any, will impose regulations upon our products or the installation of our products. We also cannot anticipate the extent to which any existing or new regulations may adversely affect our ability to sell our products. Because fuel cell technologies are still in the developmental stage, industry-specific government regulations governing fuel cell technologies and their design, storage, transportation or installation do not yet exist. Significant government regulation has, however, covered the more traditional production of electrical energy. Accordingly, we believe governments may impose industry-specific regulations in the markets in which we plan to offer our products. Any new government regulation of our products, whether at the federal, state or local level, including any regulations relating to the installation and servicing of our products, may increase our costs and the price of our products and may have a negative effect on our revenue and profitability.

Our products use flammable fuels which are inherently dangerous substances

      Our fuel cell products use hydrogen, natural gas and propane, which are flammable fuels that could leak and combust if ignited by another source. These dangers are present in any home appliance that uses similar fuels, such as a gas furnace, stove or dryer and in automobiles which operate on gasoline, propane and natural gas. Any accidents involving our products or other products using similar flammable fuels could materially suppress demand for, or heighten regulatory scrutiny of, our products. We may also be exposed to product liability or other tort claims arising from a malfunction or the inadequate design of our products. Since our products use flammable fuels that are inherently dangerous substances, accidents involving our products could lead to personal injury or physical damage. Although we attempt to reduce the risk of these types of losses through liability limitation clauses in our agreements and insurance coverage, we cannot assure you that our efforts will effectively limit our liability or that we will not be held responsible for damages beyond the scope of our insurance coverage. Any liability for damages resulting from malfunctions or design defects could be substantial and could materially adversely affect our business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of our products resulting in a decline in demand for our products and could divert the attention of our management, which may materially adversely affect our financial condition and results of operations.

RISKS RELATING TO THE OFFERING

Our quarterly operating results are likely to be volatile in the future

      Because we are in the early stages of selling our products, with relatively few customers, we expect our order flow to continue to be uneven from period to period. Because a significant portion of our expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful. In addition, given the current stage of development of our products and the uncertainty of market acceptance of our products, we cannot predict our future revenues or results of operations accurately. It is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock may be materially and adversely affected.

Our common stock price is likely to be volatile

      The market price for our common stock is likely to be as volatile as the stock market in general and the market for technology-related stocks, including the stock of our competitors, which has been volatile. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. In addition, announcements of technological innovations or new competing technologies by our competitors, investor perception of our industry or our prospects, as well as our failure to meet the expectations of securities analysts or investors, may have a significant effect on the market price of our common stock.

      In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management's attention and resources and could harm our business, prospects, results of operations, or financial condition.

We will be controlled by our significant stockholders as long as they own a majority of our common stock, which may lead to conflicts of interest

      Upon the completion of this offering, Arthur D. Little, Inc., De Nora New Energy Investments B.V. and Amerada Hess Corporation will retain approximately 77% of our outstanding common stock, or approximately 75% if the underwriters exercise in full their options to purchase additional shares. These stockholders will have the ability to exert significant influence over our board of directors and its policies as long as they own a majority of our common stock. For instance, these stockholders will be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions. As described in the section of this prospectus entitled "Related Party Transactions--New Stockholders' Agreement," prior to the completion of this offering, we will enter into a new stockholders' agreement with some of our existing stockholders, including these principal stockholders, which will contain provisions relating to the composition of our board of directors and registration rights.

      The new stockholders' agreement also contains provisions requiring 66 2/3% supermajority approval of various corporate actions, including mergers, substantial acquisitions, dividends, and approval or modification of our annual operating budget. These provisions may prevent us from taking actions that may be beneficial to our company or to you as a stockholder.

      Conflicts of interest may arise between us and AD Little and De Nora in a number of areas relating to our past and ongoing relationships as a result of the merger in April 2000 and AD Little's and De Nora's continued controlling interest in us. These may include:

    . the cost and quality of the substantial services rendered by AD Little, De Nora and affiliates of De Nora to us under various services and lease agreements with AD Little, De Nora and affiliates of De Nora;

    . disputes over AD Little's and De Nora's respective indemnification or other continuing obligations under the investment and exchange agreement effecting the merger and other agreements; and

    . disputes with respect to intellectual property rights assigned or licensed under various agreements in connection with the merger.

      Because of these ongoing relationships, it is possible that the decisions concerning the operation or interpretation of these agreements could be made from perspectives other than solely from our interests. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

There has been no prior public market for our common stock

      Before this offering, there has been no public market for our common stock. An active trading market for our shares may not develop or be sustained following this offering. Purchasers in this offering may not be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters and may not be indicative of the market price for these shares following this offering.

Provisions of Delaware law and of our charter and bylaws may make a takeover more difficult

      Provisions in our certificate of incorporation and bylaws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We have a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors.

      In addition, upon completion of this offering, our board of directors will have the authority to issue shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by you. Your rights will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Future sales of our common stock could adversely affect our stock price

      Substantial sales of our common stock in the public market following this offering, or the perception by the market that such sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. After this offering, we will have 18,943,824 shares of common stock outstanding. Of these shares, the 4,000,000 shares sold in this offering will be freely tradeable. All the remaining 14,943,824 shares are subject to 180-day lock-up agreements. Up to 14,943,824 shares may be available for sale in the public market 180 days after the date of this prospectus, subject to compliance with Rule 144 under the Securities Act. Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may release stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for an earlier sale of shares in the public market.

      Certain of our stockholders have the right to include 14,698,824 shares of our common stock in any registration of common stock made by Nuvera for its own account or for the account of other stockholders of Nuvera. In addition, after this offering, we also intend to register 2,465,736 shares of common stock for issuance under our 2000 stock incentive plan. Options to purchase 655,088 shares of common stock are issued and outstanding under the 2000 stock incentive plan, none of which have vested.

      We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

We will have broad discretion as to the use of the net proceeds from this offering

      Our board of directors and our management will have broad discretion over the use of the net proceeds of this offering. Investors will be relying on the judgment of our board of directors and our management regarding the application of the net proceeds of this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and may differ materially from actual events or results. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

      We will receive net proceeds from this offering of $66,280,000, or $76,882,000 if the over-allotment options are exercised in full, assuming an initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, including approximately $374,000 payable to Fineurop Soditic as compensation for its advisory services in connection with this offering. We intend to use these net proceeds for working capital and capital expenditures and general corporate purposes, including:

    . approximately $36.0 million to fund research and product development,

    . approximately $18.0 million for establishing new manufacturing facilities and for other capital expenditures over the next 18 months, and

    . approximately $10.0 million for expanding marketing and sales efforts.

      We may also use a portion of the net proceeds of this offering to acquire or make investments in businesses that are complementary to our business.

      The amount and timing of our actual expenditures will depend upon numerous factors, including completion of our product development activities, ability to commercialize our products and market acceptance of our products. Further, the amounts above are only broad estimates and we have not determined with any certainty the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering and our use of the net proceeds may change substantially.

      Pending their use, we plan to invest these proceeds in government securities and other short-term, investment-grade securities.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We intend to retain our future earnings, if any, to finance the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

      The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2000 and as adjusted to reflect the sale by us of 4,000,000 shares of common stock pursuant to this offering, assuming an initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we expect to pay. You should read this table together with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                          As of September 30,
                                                                  2000
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (In thousands)
Cash and cash equivalents................................ $ 12,212   $ 78,492
                                                          ========   ========
Stockholders' equity:
   Common Stock, $.01 par value per share, 28,000,000
    shares authorized, actual; 14,943,824 shares issued
    and outstanding, actual; 28,000,000 shares
    authorized, as adjusted; 18,943,824 shares issued and
    outstanding, as adjusted............................. $    149   $    189
   Additional paid-in capital............................  100,957    167,197
   Accumulated other comprehensive income (loss).........     (257)      (257)
   Deficit accumulated during the development stage......  (37,043)   (37,043)
                                                          --------   --------
      Total stockholders' equity.........................   63,806    130,086
                                                          --------   --------
         Total capitalization............................ $ 63,806   $130,086
                                                          ========   ========

      The outstanding share information above excludes an aggregate of 2,465,736 shares of common stock currently reserved for issuance under our 2000 stock incentive plan, of which options to purchase 655,088 shares at a weighted average exercise price of $16.08 per share have been issued.

                                    DILUTION

      Our net tangible book value as of September 30, 2000 was approximately $11.6 million or $.78 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding at that date. After giving effect to the sale by us of the 4,000,000 shares of common stock in this offering, at an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of September 30, 2000 would have been $77.9 million, or $4.11 per share of common stock. This represents an immediate increase in net tangible book value to existing stockholders of $3.33 per share and an immediate dilution to new investors of $14.89 per share. The following table illustrates this share dilution:

Assumed initial public offering price per share...................       $19.00
   Net tangible book value per share as of September 30, 2000..... $ .78
   Increase in net tangible book value per share attributable to new investors.................................................  3.33
                                                                   -----
   Pro forma net tangible book value per share after this
    offering......................................................         4.11
                                                                         ------
Dilution per share to new investors...............................       $14.89
                                                                         ======

      Dilution is determined by subtracting net pro forma tangible book value per share after the offering from the initial public offering price per share.

      The following table sets forth as of September 30, 2000, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors purchasing shares in this offering. We have assumed an initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and we have not deducted estimated underwriting discounts and commissions and offering expenses in our calculation:

                           Shares Purchased  Total Consideration
                          ------------------ -------------------- Average Price
                            Number   Percent    Amount    Percent   Per Share
                          ---------- ------- ------------ ------- -------------
Existing stockholders.... 14,943,824    79%  $ 36,886,000    33%     $ 2.47
New investors............  4,000,000    21     76,000,000    67       19.00
                          ----------   ---   ------------   ---
   Total................. 18,943,824   100%  $112,886,000   100%

      The total consideration paid by the existing stockholders includes $15,885,000 of payables to De Nora S.p.A. and AD Little which were converted to common stock since the inception of De Nora Fuel Cells S.p.A. and Epyx Corporation and $6,000,000 of cash contributed to capital in May 2000 under the terms of the investment and exchange agreement.

      The foregoing tables also assume no exercise of the underwriters' over-allotment options or of outstanding stock options after September 30, 2000. There are issued and outstanding options to purchase 655,088 shares of common stock under our 2000 stock incentive plan, at a weighted average exercise price of $16.08 per share. To the extent these options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

      You should read the selected historical financial data of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) set forth below in conjunction with our consolidated financial statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus.

      The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from the audited consolidated financial statements and notes thereto of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our unaudited financial statements not included in this prospectus. The statement of operations data for the nine months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 are derived from the unaudited consolidated financial statements and notes thereto of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) included elsewhere in this prospectus. The unaudited financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our results of operations and financial position as of the end of and for such periods. Historical results are not necessarily indicative of the results that may occur in the future, and interim results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

      As described in note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus, the merger of De Nora Fuel Cells S.p.A. and Epyx Corporation has been accounted for under the purchase method of accounting and was treated as a reverse acquisition because, among other factors, the stockholder of De Nora Fuel Cells S.p.A. received the largest voting interest in the combined enterprise. Therefore, De Nora Fuel Cells S.p.A. was considered the acquiror for accounting purposes and recorded Epyx's assets and liabilities based upon their fair values at the date of acquisition. Upon consummation of the merger, approximately $71.6 million was allocated to developed technology, in-process research and development, assembled workforce, patents, deferred income taxes and goodwill. Upon consummation of the merger, the in-process research and development in the amount of $20.3 million was expensed and is reflected in our unaudited consolidated statement of operations for the nine months ended September 30, 2000. Our statement of operations for the nine months ended September 30, 2000 also includes $4.4 million for amortization of the developed technology, assembled workforce, patents and goodwill over estimated useful lives of six, four, five and seven years, respectively.

      Since the transaction has been accounted for as a reverse acquisition, the selected financial data set forth below for all periods prior to the merger on April 4, 2000 represents the financial position and results of operations of De Nora Fuel Cells S.p.A. The selected financial data set forth below for periods subsequent to April 4, 2000 includes the financial position and results of operations of both De Nora Fuel Cells S.p.A. and Epyx. Accordingly, the selected financial data for the nine months ended September 30, 2000 is not comparable to the selected financial data for the nine months ended September 30, 1999 or to the years ended December 31, 1995 through 1999.

                                                                                     Nine Months
                                       Year Ended December 31,                   Ended September 30,
                          -----------------------------------------------------  ---------------------
                            1995       1996       1997       1998       1999       1999        2000
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                    (In thousands, except share and per share amounts)
Statement of Operations
 Data:
Revenues
 Sales and contracts....  $     --   $     --   $     --   $     --   $     574  $     436  $    1,714
 Lease..................        203        203        350        284         95         96          55
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Total revenues.........        203        203        350        284        669        532       1,769
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Cost of revenues
 Sales and contracts....        --         --         --         --         216        255       2,862
 Lease..................         30         30        106        178         86         37          17
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Total cost of
  revenues..............         30         30        106        178        302        292       2,879
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
In-process research and
 development............        --         --         --         --         --         --       20,300
Research and development
 expense, net...........        180        189      1,119      1,988      1,004        373       3,627
Selling, general and
 administrative
 expense................        125        324        465        403        644        903       7,794
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Loss from operations...       (132)      (340)    (1,340)    (2,285)    (1,281)    (1,036)    (32,831)
Interest expense........        --         --         --         --           2        --           41
Other (income) expense,
 net....................        --         --         --         --           7         54         (38)
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Loss before income tax
 benefit................       (132)      (340)    (1,340)    (2,285)    (1,290)    (1,090)    (32,834)
Income tax benefit......        --         --         --         --         --         --        3,385
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net loss................  $    (132) $    (340) $  (1,340) $  (2,285) $  (1,290) $  (1,090) $  (29,449)
                          =========  =========  =========  =========  =========  =========  ==========
Net loss per common
 share--basic and
 diluted................  $    (.02) $    (.05) $    (.19) $    (.33) $    (.18) $    (.16) $    (2.49)
                          =========  =========  =========  =========  =========  =========  ==========
Shares used in computing
 basic and diluted net
 loss per common share..  7,000,000  7,000,000  7,000,000  7,000,000  7,000,000  7,000,000  11,843,566

                                   As of December 31,               As of September 30,
                         ------------------------------------------ -------------------
                          1995     1996     1997     1998     1999         2000
                         -------  -------  -------  -------  ------ -------------------
                                               (In thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $   --   $   --   $   --   $   --   $   19       $12,212
Working capital
 (deficiency)...........  (1,189)  (1,579)  (2,762)  (5,280)    183        12,710
Accounts receivable--
 stockholders...........     --       --       --       115     400         1,115
Due from stockholder....     --       --       --       --      --          1,304
Total assets............     493      572    1,031    2,158   2,340        71,606
Notes payable--
 stockholder............     --       --       --       --      545           --
Due to stockholder......   1,241      625    2,185    5,248     --            --
Total non-current
 liabilities............     123      161      174      201     207         2,077
Total stockholders'
 equity (deficit).......  (1,050)  (1,431)  (2,542)  (5,104)    282        63,806

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section and elsewhere in this prospectus.

Overview

  Our Formation

      We were formed in April 2000 through the merger of De Nora Fuel Cells S.p.A. and Epyx Corporation. We design and develop fuel processors, proton exchange membrane fuel cell stacks, power modules and integrated fuel cell systems for stationary and transportation applications.

      Under the terms of the merger, the stockholder of De Nora Fuel Cells S.p.A. received 50% of the capital stock of Epyx in exchange for 100% of the capital stock of De Nora Fuel Cells S.p.A. Immediately after the merger, this stockholder controlled four of the eight seats on our board of directors. Accordingly, the merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because, among other factors, this stockholder received the largest voting interest in the combined enterprise. De Nora Fuel Cells S.p.A. was considered the acquiror for accounting purposes and recorded Epyx's assets and liabilities based upon their fair values at the date of acquisition.

      Since the transaction has been accounted for as a reverse acquisition, the consolidated financial statements of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) and other financial information included in this prospectus for all periods prior to the merger on April 4, 2000 represent the financial position, results of operations and cash flows of De Nora Fuel Cells S.p.A. These financial statements and financial information for periods subsequent to April 4, 2000 include the financial position, results of operations and cash flows of both De Nora Fuel Cells S.p.A. and Epyx. Accordingly, our results of operations for the nine months ended September 30, 2000 are not comparable to the nine months ended September 30, 1999 or to the years ended December 31, 1997 through 1999. The historical financial statements and the notes thereto of Epyx Corporation (a development stage company) as of and for the years ended December 31, 1997, 1998 and 1999 and as of and for the three months ended March 31, 2000 and 1999 are included elsewhere in this prospectus.

      De Nora Fuel Cells S.p.A. began its fuel cell research operations in 1989 and conducted its activities as an integral part of the overall operations of its indirect parent company, Norfin S.p.A. Epyx began its operations in July 1991 and all fuel cell development activities were conducted as an integral part of the overall operations of its parent company, AD Little. Accordingly, the financial statements of De Nora Fuel Cells S.p.A. and Epyx have been prepared on a carve-out basis for the purpose of presenting the financial position, results of operations and cash flows of Nuvera.

      Value of Shares Exchanged. The following is a summary of the value of the shares exchanged in the reverse acquisition and the allocation of that value to the assets and liabilities of Epyx at the date of acquisition (dollars in thousands):

Value of shares exchanged:
  Value of 100% interest in Epyx on April 4, 2000 (45% interest in the combined enterprise)............................................... $72,000
  Acquisition costs incurred by De Nora Fuel Cells S.p.A..............     100
                                                                       -------
    Total............................................................. $72,100
                                                                       =======
Allocation of value of shares exchanged:
  Tangible net assets acquired........................................ $   500
  Intangible assets acquired--developed technology, assembled workforce and patents..............................................  15,600
  Deferred income tax liabilities.....................................  (5,225)
  In-process research and development.................................  20,300
  Goodwill............................................................  40,925
                                                                       -------
    Total............................................................. $72,100
                                                                       =======

      Nuvera was valued on a 100% basis for the purpose of allocating the value of the shares exchanged to the identifiable intangible assets. For accounting purposes, the effective consideration for a 100% interest in Epyx was a 45% minority equity interest in Nuvera retained by AD Little.

      On the date of acquisition, Amerada Hess purchased a 5% minority equity interest in Nuvera from AD Little in an arm's length transaction for $10 million. Included in the investment agreement between Amerada Hess and AD Little was an option to acquire an additional 700,000 shares of our common stock held by AD Little at a per share price equal to the midpoint of the range between $14.29 and the fair market value at the date of exercise. After considering a number of factors including an outside appraisal, our management concluded that the fair market value as of April 4, 2000 of the stock option acquired by Amerada Hess was $2 million and the fair market value as of April 4, 2000 of the 5% minority equity interest in Nuvera was $8 million.

      Since Amerada Hess purchased a minority equity interest in Nuvera for cash in an arm's length transaction on the date of acquisition, our management considered this transaction to be the most relevant measurement of value of a minority interest in the equity of Nuvera on April 4, 2000. Accordingly, the fair market value of the consideration to acquire a 100% interest in Epyx was estimated to be $72.1 million, including $100,000 in merger costs.

      Overall Methodology to Allocation of Value. All identifiable intangible assets were assigned a portion of the value of the shares exchanged in the merger on the basis of their calculated allocations in accordance with the provisions of Accounting Principles Board (APB) Opinions No. 16, "Business Combinations" and No. 17, "Intangible Assets." Intangible assets identified were developed technology, in-process research and development, an assembled workforce and patents. The excess of the value of the shares exchanged over the fair value of identifiable intangible net assets was allocated to goodwill.

      The developed technology and in-process research and development were determined using the income method. Revenue and expense projections as well as technology assumptions were prepared through 2015 based on information provided by management. Revenue assumptions reflect probable contract revenues from various governmental and commercial funding sources, as well as projected product sales. Total revenues include research and development/prototype revenue, stationary revenue and transportation revenue. The total revenues were analyzed for each of the three primary categories of products: developed/existing technology, in-process technology, and future technology. For each category, revenue was projected based on the expected development of technology for each product. Existing technology revenue relates to the actual sales of prototype products that incorporate the existing technology.

      Cost of revenues, depreciation and general and administrative expenses were estimated based on management's projections, review of market and industry data, and discussions with management.

      Research and development expenses were divided into:

    .  costs to complete projects related to current technology,

    . costs for developed products that have already been introduced to the market ("maintenance research and development") and

    .  costs to complete future technologies.

Total research and development was allocated between costs to complete and maintenance based on an allocation of a majority of the expenses to costs to complete with the remainder allocated to maintenance based on management estimates. In 2000, approximately 15% of the costs related to maintenance, while the balance related to costs to complete in-process projects. The research and development that was in-process at the valuation date was assumed to have been completed by the end of 2003. The remaining research and development costs were allocated between maintenance and costs to complete future technologies.

      The income tax rate was based on an estimated federal and state corporate tax rate of 40%.

      The patents were valued utilizing the relief from royalty method of the income approach and the assembled workforce was valued on a replacement cost basis. The relief from royalty method is based on the premise that in lieu of ownership, a firm would be willing to pay a royalty for the use of patent technology. An assembled workforce is the presence of a skilled employee base that is knowledgeable about company procedures and possesses expertise in certain fields that are important to continued profitability and growth of the company. The developed technology, assembled workforce, patents and goodwill will be amortized on a straight-line basis over their useful lives of 6, 4, 5 and 7 years, respectively.

  Development Stage Company

      We are a development stage company. Since inception, we have incurred approximately $37.0 million in losses, including $20.3 million resulting from the write-off of our in-process research and development in connection with the merger, which was recorded in the nine months ended September 30, 2000. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. Research grants from the U.S. and Italian governments and the European Union have been our single most important source of cash flow. We have primarily depended upon advances, loans and capital contributions from our stockholders to meet our remaining financing needs.

      We expect to continue to incur losses as we expand our product development and commercialization program and prepare for the commencement of manufacturing operations. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial as a result of, among other things, the number of products we produce and test and potential design changes required as a result of testing. There can be no assurance that we will manufacture or sell our products successfully or ever achieve or sustain profitability.

  Revenues

      Our major source of revenues is the sale and lease of fuel cell stacks and fuel processors to end-users. Given the early state of fuel cell technology, our sales practice in our initial years was to test the fuel cell stack prototypes by leasing them to customers. In 1999, we began to offer our prototype fuel cell stacks for sale to customers in addition to leasing them. Accordingly, our fuel cell stack revenues are now primarily generated through sales and not through leases. Revenues from prototype fuel processors are primarily generated through long-term contracts where title does not pass to the customer. Under these long-term contracts, we design and develop customized fuel processors for our customer's use to test and measure the commercial viability of fuel cell systems. Most contracts specify minimum performance standards to be maintained. Some contracts require us to install the equipment and to provide support during the testing period. Customers are required to share the test data results with us. The customer returns the fuel processor at the end of the test period.

      Revenues on products where title passes to the customer and that are sold without the right to return and without customer acceptance are recognized when the product has been shipped and we have met our obligations under the sales contract. Revenues on products requiring us to also perform installation, primarily fuel cell stacks, are recognized when the installation is complete. Provisions for warranty are estimated and accrued at the time of sale. Estimates of the warranty reserve are reviewed and revised periodically and accruals for such provisions are recorded in the accounting period in which the revisions are made.

      Revenues on long-term contracts, primarily prototype fuel processors used for research and development purposes where title does not pass to the customer, are recognized on the percentage-of-completion method based on the costs incurred to date as compared to the estimated total costs for each contract. Management has estimated the total costs to complete these contracts and compared these costs to the contractual revenue. On contracts for which a loss is expected, a liability for the entire loss expected on the contract is accrued. We have recorded a reserve for estimated losses on uncompleted contracts of $657,000 as of September 30, 2000. Estimates of total cost to complete the contract are reviewed and revised periodically and accruals for estimated losses for such revisions are recorded in the accounting period in which the revisions are made.

      Revenues from consulting contracts are recognized as services are performed. Lease revenues are recognized ratably over the lease period.

      Under arrangements in which a third party funds a portion of the research and development costs on a specific project, the direct materials and labor costs of that project are recorded as a cost of revenue, while overhead and general and administrative expenses allowable for inclusion in the cost reimbursement calculation are recorded as selling, general and administrative expenses.

  Cost of Revenues

      Cost of revenues includes all the costs attributable to the sale and the lease of our products, including direct material, direct labor, overhead, installation and delivery. Cost of lease revenues primarily represents depreciation expense on fuel cell stacks held for lease which is recorded on a straight-line basis over an estimated average useful life of 4.4 years.

  Research and Development Expense, Net

      Research and development expense, which includes personnel costs, manufacturing expenses and outsourcing services, consists of expenditures for research conducted by Nuvera and include the net costs incurred under research grants with the U.S. and Italian governments and the European Union. The research grants, which generally require us to absorb 12% to 70% of the total costs incurred for a particular development project, qualify as best-efforts arrangements and, therefore, are recorded as an offset to our research and development expenses.

      Contracts are deemed to be best-efforts arrangements when all of the following elements are met:

    . the sole or principal customer is the U.S. or Italian government or European Union;

    . the activities performed qualify as research and development under Statement of Financial Accounting Standards, or SFAS, No. 2, "Accounting for Research and Development Costs";

    . we retain a right to the data and results of the research and development;

    . the total costs at the inception of the contract are expected to exceed the amount of the grant; and

    . we are obligated to perform only on a best-efforts basis to achieve the agreed-upon objectives.

      The total costs incurred under these arrangements and the total amount of funding netted against research and development during the years ended December 31, 1997, 1998 and 1999, the nine months ended September 30, 1999 and 2000, and cumulative from inception to September 30, 2000 were as follows (dollars in thousands):

                                                  Nine Months  Cumulative From
                                                     Ended     March 30, 1989
                                December 31,     September 30, (Inception) to
                            -------------------- -------------  September 30,
                             1997   1998   1999   1999   2000       2000
                            ------ ------ ------ ------ ------ ---------------
Research and development
 costs incurred............ $1,751 $3,409 $1,757 $1,021 $5,630     $16,351
Government funding offset
 against costs.............    632  1,421    753    648  2,003       6,673
                            ------ ------ ------ ------ ------     -------
Research and development
 expense, net.............. $1,119 $1,988 $1,004 $  373 $3,627     $ 9,678
                            ====== ====== ====== ====== ======     =======

  Selling, General and Administrative Expense

      Selling, general and administrative expense is primarily comprised of personnel costs, sales expenses, administrative services, professional fees, rents and stock-based compensation expense as well as the amortization of goodwill and other intangible assets resulting from the merger.

  Allocations from Norfin S.p.A. and AD Little

      The financial statements of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) included elsewhere in this prospectus include allocations of general corporate overhead expenses related to the corporate headquarters and common support activities of Norfin S.p.A. and AD Little, including information technology, financial, treasury, legal, insurance and other corporate functions as well as certain costs of operations including office rent and facility charges. These costs have been allocated to Nuvera using methodologies primarily based on headcount and usage. The total costs allocated to Nuvera were $1.629 million and $302,000 during the nine months ended September 30, 2000 and 1999, and $465,000, $465,000 and $403,000 for the
years ended December 31, 1999, 1998 and 1997. Although management believes the allocations are reasonable, the costs of these services to Nuvera may not be indicative of the costs that would have been incurred if De Nora Fuel Cells S.p.A and Epyx Corporation had been stand alone entities.

  Non-Cash Stock Compensation Expense

      On October 10, 2000, we granted 245,000 shares of our common stock contributed to us by AD Little to certain of our long-term employees, including some of our executive officers, in recognition of their past service to us. We have provided $1.8 million of loans to the grantees to enable them to pay the income taxes related to the grants. The loans will carry interest at a rate of 8.5% per year and the principal of and interest on these loans will be forgiven from repayment by the employee over a period of two years if the employee remains an employee of Nuvera. The grants were fully vested immediately. We will record additional compensation expense as these loans are forgiven in an amount equal to the principal and accrued interest forgiven. In addition, we will record stock-based compensation expense of approximately $4.7 million in the three months ended December 31, 2000 relating to this grant. In connection with these transactions, AD Little made an additional capital contribution to us of approximately $2.2 million in November 2000.

      The portion of the stock grants collateralizing the employee loans will be accounted for under variable plan accounting. Therefore, additional stock-based compensation will be recorded in the future on the collateralized grants based on the difference between the value of the common stock at date of grant and the fair value of the common stock at each reporting date.

      Our stockholders also approved our 2000 stock incentive plan in September 2000, pursuant to which options to purchase up to 2,465,736 shares of our common stock may be granted to employees, directors and consultants. The options will vest over a period of 4 years from the date of grant.

      In November 2000, we granted options to purchase 17,276 shares of our common stock at an exercise price of $14.29 per share to non-employees under our 2000 stock incentive plan. We will record stock-based compensation of $184,000 during the three months ended December 31, 2000. The fair value of the stock options at the date of grant was measured using the Black-Scholes option pricing model based on an estimated fair value of $19.00 per share representing the midpoint of the expected offering range for our common stock in this initial public offering, a risk-free interest rate of 6.0% per year, an expected option life of 2 years, no dividends and a volatility of 84.4%. Additional stock-based compensation will be recorded over the four-year vesting period based on the difference between the fair value of the common stock at the date of grant and the fair value of the common stock at each reporting date.

      In November 2000, options to purchase 637,812 shares of our common stock (309,498 shares at an exercise price of $14.29 per share and 328,314 shares at an exercise price of $17.86 per share) were granted to certain key employees under our 2000 stock incentive plan. To the extent these options are granted at an exercise price below the fair market value at the date of grant, we will record deferred compensation for the difference between the fair market value at the date of grant and the exercise price. We will record deferred compensation of approximately $1,834,000 relating to these option grants to employees based on an estimated fair market value of $19.00 per share representing the mid-point of the offering range for our common stock in this initial public offering. The deferred compensation will be amortized and recognized as stock-based compensation expense as the options vest over the related four-year vesting period. In connection with stock options granted to employees in the three months ended December 31, 2000, we will record stock-based compensation expense of $153,000.

  Accounts Receivable-Stockholders

      Accounts receivable-stockholders consists primarily of amounts that AD Little owes us in respect of various research and development services we have provided under three U.S. government contracts under which we currently serve as subcontractor to AD Little and receive government funding. As of September 30, 2000, AD Little owed us $1,095,000 in respect of these services.

  Due from Stockholder

      Due from stockholder consists of commitments made by AD Little in the investment and exchange agreement and over-reimbursement of expenses paid on our behalf by AD Little. In the investment and exchange agreement, AD Little represented and warranted that Epyx had a net worth of $500,000 immediately prior to the merger. As a result of expected losses on long-term contracts, Epyx's net worth immediately prior to the merger was $(286,000). Accordingly, we have recorded as an asset an amount due from stockholder of $786,000. As of September 30, 2000, AD Little owed us $518,000 in respect of the over-reimbursement of expenses paid on our behalf by AD Little.

  Currency Translations

      We translate financial statements denominated in foreign currency in accordance with SFAS No. 52, "Foreign Currency Translation." The reporting currency for all periods presented is the U.S. dollar. Balance sheet accounts are translated at the end of period exchange rate and statement of operations accounts at the average exchange rate for the period. Because the local currency is the functional currency, translation gains and losses are recorded in accumulated other comprehensive income (loss) and transaction gains and losses are reflected in other (income) expense, net in determining net loss.

Results of Operations

  Comparison of the Nine Months Ended September 30, 2000 to the Nine Months Ended September 30, 1999

      Revenues. Sales and contracts revenues increased $1.278 million, or 293%, to $1.714 million in 2000 from $436,000 in 1999. Approximately $1.125 million of this increase in revenue was due to the inclusion of Epyx in the 2000 period. All of Epyx's $1.125 million in revenue was derived from long-term contracts where title does not pass to the customer. The remaining $153,000 increase in sales and contracts revenue was due to the delivery of 60 fuel cell stacks with a total electrical power of 385 kW in the 2000 period compared to 27 fuel cell stacks with a total electrical power of 119 kW in the 1999 period. Lease revenues decreased $41,000 to $55,000 in 2000 from $96,000 in 1999 due to fewer cell stacks on lease as a result of a change in our sales practices as described above under "Revenues." Two customers accounted for 51% of our revenues in 2000. Three customers accounted for 85% of our revenues in 1999. No other customers accounted for more than 10% of our revenues in 2000 or 1999.

      Cost of revenues. Cost of sales and contracts revenues increased $2.607 million to $2.862 million in 2000 from $255,000 in 1999 due primarily to $1.324 million in amortization of developed technology and patents resulting from the merger and $1.149 million due to the inclusion of Epyx in the 2000 period. Cost of lease revenues decreased to $17,000 in 2000 from $37,000 in 1999 due to fewer fuel cell stacks under lease.

      In-process research and development. Upon consummation of the merger, the in-process research and development that was acquired in the merger was expensed in the amount of $20.3 million in the nine months ended September 30, 2000 since it had not yet reached technological feasibility and had no other alternative use.

      Research and development expense, net. Research and development expense, net, increased $3.254 million to $3.627 million in 2000 from $373,000 in 1999. Approximately $3.133 million of this increase was due to the inclusion of Epyx in the 2000 period and $78,000 was due to amortization of the assembled workforce. The total amount of research grants offset against costs increased $1.355 million to $2.003 million in 2000 from $648,000 in 1999. The inclusion of Epyx in 2000 accounted for $1.328 million of the increase in research grants.

      Selling, general and administrative expense. Selling, general and administrative expense increased $6.891 million to $7.794 million in 2000 from $903,000 in 1999 due primarily to $2.959 million in amortization of goodwill and other intangible assets resulting from the merger and $3.808 million due to the inclusion of Epyx in the 2000 period.

      Interest expense. Interest expense was $41,000 for the nine months ended September 30, 2000 due to borrowings from Norfin S.p.A., the parent company of one of our stockholders, and due to borrowings under our line of credit. There was no interest expense for the nine months ended September 30, 1999.

      Other (income) expense, net. Other (income) expense, net of $(38,000) and $54,000 for the nine months ended September 30, 2000 and 1999, respectively represents foreign currency transaction (gains)/losses.

      Income tax benefit. The income tax benefit of $3.385 million for the nine months ended September 30, 2000 primarily relates to the amortization of the intangibles recorded in the merger, excluding goodwill. There was no income tax benefit in 1999.

  Comparison of the Year Ended December 31, 1999 to the Year Ended December 31, 1998

      Revenues. Sales and contracts revenues were $574,000 for the year ended December 31, 1999 compared to zero for the year ended December 31, 1998 due to the delivery of 20 fuel cell stacks in 1999. Lease revenues decreased $189,000, or 67%, to $95,000 for the year ended December 31, 1999 from $284,000 for the year ended December 31, 1998. The increase in sales and contracts revenue and the decrease in lease revenue are directly related to a change in our sales practices as described above. Three customers accounted for 71% of our revenues in 1999 and two customers accounted for 89% of our revenues in 1998.

      Cost of revenues. Cost of sales and contracts revenues was $216,000 or 38% of revenues for the year ended December 31, 1999 compared to zero for the year ended December 31, 1998. Cost of lease revenues was $86,000 or 91% of lease revenues for the year ended December 31, 1999 compared to $178,000 or 63% of lease revenues for the year ended December 31, 1998 due to fewer fuel cell stacks leased in 1999 as a result of a change in our sales practices described above.

      Research and development expense, net. Research and development expense, net, decreased $984,000, or 49%, to $1.004 million for the year ended December 31, 1999 from $1.988 million for the year ended December 31, 1998 primarily due to the completion of a contract with Italy's National Agency for Alternative Energy in 1998. The total amount of research grants offset against costs for the years ended December 31, 1999 and 1998 were $753,000 and $1.421 million, respectively.

      Selling, general and administrative expense. Selling, general and administrative expense increased $241,000, or 60%, to $644,000 for the year ended December 31, 1999 from $403,000 for the year ended December 31, 1998 primarily due to professional fees and other costs incurred to establish De Nora Fuel Cells S.p.A. as a separate subsidiary in October 1999 and to an increase in other infrastructure costs following its establishment.

      Interest expense. Interest expense was $2,000 for the year ended December 31, 1999 due to borrowings from Norfin S.p.A. There was no interest expense for the year ended December 31, 1998.

      Other (income) expense, net. Other (income) expense, net of $7,000 for the year ended December 31, 1999 represents foreign currency transaction losses. No foreign currency transaction gains or losses were realized for the year ended December 31, 1998.

  Comparison of the Year Ended December 31, 1998 to the Year Ended December 31, 1997

      Revenues. As described above, we did not offer fuel cell stacks for sale in 1998 or 1997. Lease revenues decreased $66,000 or 19%, to $284,000 for the year ended December 31, 1998 from $350,000 for the year ended December 31, 1997 due to the expiration of a lease contract with a major customer. Two customers accounted for 89% of our revenues in 1998 and 85% of our revenues in 1997.

      Cost of revenues. Cost of lease revenues was $178,000 or 63% of revenues for the year ended December 31, 1998 compared to $106,000 or 30% of revenues for the year ended December 31, 1997 due to depreciation expense on fuel cell stacks held for lease in 1998.

      Research and development expense, net. Research and development expense, net, increased $869,000, or 78%, to $1.988 million for the year ended December 31, 1998 from $1.119 million for the year ended December 31, 1997 due to our research and development activities related to a contract with Italy's National Agency for Alternative Energy. The total amount of research grants offset against costs for the years ended December 31, 1998 and 1997 were $1.421 million and $632,000, respectively.

      Selling, general and administrative expense. Selling, general and administrative expense decreased $62,000 or 13%, to $403,000 for the year ended December 31, 1998 from $465,000 for the year ended December 31, 1997 due to savings in professional fees and other related costs.

Liquidity and Capital Resources

  Summary

      Our cash requirements depend on numerous factors, including completion of our product development activities, ability to commercialize our products, market acceptance of our products and other factors. We expect to devote substantial capital resources to continue our development programs directed at commercializing our products in our target markets, hire and train additional staff, expand our research and development activities, develop and expand our manufacturing capacity, acquire or make investments in businesses that are complementary to our business and begin production activities.

      During the years ended December 31, 1997, 1998 and 1999, the nine months ended September 30, 2000 and cumulative for the period from inception to September 30, 2000, we have incurred net losses of $1.340 million, $2.285 million, $1.290 million, $29.449 million and $37.043 million, respectively. Since inception, our operations have been financed primarily from advances, loans and capital contributions by our stockholders and grants awarded under our government-sponsored research and development contracts. In addition, we have raised additional funds through the issuance of common stock to Amerada Hess and, to a lesser extent, bank financing. We anticipate incurring substantial additional losses over at least the next several years.

      On November 3, 2000, Nuvera, Nuvera Europe, AD Little, Norfin International S.A., De Nora New Energy Investments B.V. and Amerada Hess entered into a capital contribution agreement. Norfin International S.A. is the parent of De Nora New Energy Investments B.V. Under this agreement, AD Little, Norfin International S.A. and Amerada Hess agreed to provide up to a maximum aggregate of $30 million to Nuvera when needed to sustain its operations. Pursuant to this agreement, the obligation of Norfin International S.A. and AD Little is 50.0% each until Norfin International S.A. and AD Little have contributed, in the aggregate, $1 million under the agreement. Thereafter, the obligation of each stockholder is 46.8% for Norfin International S.A., 42.2% for AD Little and 11.0% for Amerada Hess. Subsequent to the purchase by Amerada Hess in January 2001 of 747,194 of our shares from AD Little, the parties amended the capital contribution agreement to adjust the commitment percentages to 46.8% for Norfin International S.A., 37.2% for AD Little and 16.0% for Amerada Hess. All unexercised or undischarged rights and obligations to provide capital contributions to Nuvera under the investment and exchange agreement, including that of AD Little and De Nora Energy Investments to contribute at least $8 million each to Nuvera by December 31, 2000, were waived under the capital contribution agreement. The capital contribution agreement will terminate on the earlier of the date of the consummation of this offering with proceeds to Nuvera of at least $30 million, the date on which capital contributions under the capital contribution agreement by AD Little, Norfin International S.A. and Amerada Hess exceed $30 million or December 31, 2001.

      We believe that our cash balance of $3.2 million as of December 31, 2000, as well as anticipated government funding, revenues from sales and contracts and the commitments we have received from our principal stockholders under the capital contribution agreement will provide us with sufficient capital to fund a base level of operations for the next 12 months. However, this level of capital would be insufficient for us to continue to pursue our product development and commercialization efforts and this would affect our ability to achieve our milestones and become profitable. With the net proceeds from this offering, in lieu of the further stockholder commitments, and the other sources described above, we expect to be able to continue to adequately fund our product development and commercialization efforts and other operations for at least the next 12 months.

      Due primarily to the net losses described above, our cash used by operating activities was $1.683 million, $2.647 million, $1.797 million, $0.934 million and $6.978 million for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively. Prior to 2000, capital expenditures have generally been for replacement property and laboratory and equipment upgrades. In 2000, we began to develop and expand our manufacturing capabilities to facilitate commercialization. Approximately $200,000 was spent during the nine months ended September 30, 2000, and an additional $800,000 is expected to be spent to complete the initial phase of development and expansion. We do not expect significant additional expenditures for our manufacturing facilities until 2002 as we prepare for expansion in 2003. In addition, we plan to implement new management information systems in Milan and Cambridge during 2001 at an approximate cost of $800,000. To fund our operating losses and finance our capital expenditures we have relied primarily upon advances, loans and capital contributions by our stockholders, including $21.1 million of capital contributions and sales of common stock in 2000. Accordingly, cash provided by financing activities was $1.669 million, $3.199 million, $1.957 million, $441 million and $20,487 million for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively.

  Capital Contributions by Stockholders

      In connection with the establishment of De Nora Fuel Cells S.p.A. as a separate subsidiary on October 1, 1999, its sole stockholder, De Nora New Energy Investments B.V., forgave $7.058 million of advances owed to it by De Nora Fuel Cells S.p.A. The debt forgiveness has been treated as a contribution to capital in our consolidated financial statements.

      In the investment and exchange agreement, AD Little and De Nora New Energy Investments B.V., each committed to provide up to $11 million in additional cash to fund our operations through December 31, 2000, as needed. In accordance with this commitment, AD Little and De Nora New Energy Investments B.V. each contributed $3 million to us during April 2000. The $6 million has been treated as a contribution to capital. The capital contribution requirements of the investment and exchange agreement have been superseded by the $30 million capital contribution agreement described above.

      Simultaneous with the merger on April 4, 2000, Amerada Hess purchased 700,000 shares of our common stock and an option to acquire additional shares as discussed above from AD Little for $10 million. On July 31, 2000, Amerada Hess purchased 943,824 newly-issued shares of our common stock from us for an aggregate price of $15 million. In January 2001, Amerada Hess purchased 747,194 shares of our common stock from AD Little for aggregate consideration of $12.5 million plus an additional amount per share equal to half the difference between the per-share price paid by Amerada Hess and the offering price of shares in this offering, provided that the additional amount shall not exceed an aggregate of $2.5 million.

  Related Party Loans

      In October 1999, Norfin S.p.A., the parent of De Nora New Energy Investments B.V., agreed to loan De Nora Fuel Cells S.p.A. up to 2 billion Italian lira, or approximately $987,000 to fund its working capital needs. De Nora Fuel Cells S.p.A. borrowed a total of $864,000 under this arrangement ($545,000 remained outstanding as of December 31, 1999). The loan, plus accrued interest, was fully repaid in March 2000 using proceeds received from borrowings under the line of credit referred to below. Interest expense of $2,000 and $7,000 was recorded in 1999 and 2000, respectively.

  Line of Credit

      On March 21, 2000, De Nora Fuel Cells S.p.A. entered into a financing agreement with an Italian bank to provide up to 2 billion Italian lira, or approximately $987,000, under a line of credit. The line of credit bears interest at a variable rate (5% per year at September 30, 2000), has no stated maturity date and is guaranteed by Norfin S.p.A. In March 2000, De Nora Fuel Cells S.p.A. borrowed approximately $759,000 under the line of credit. These borrowings were repaid in June 2000 using proceeds received from the capital contributions by our stockholders in connection with the merger. The full amount of the line of credit was available as of September 30, 2000.

Recent Accounting Pronouncements

      In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We will adopt SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 will have no material impact on our financial position and our results of operations.

      In December 1999, the SEC released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition. We believe that our revenue recognition practices for sales are substantially consistent with SAB No. 101. Our revenue practices for government and other contracts fall within and are in compliance with AICPA Audit and Accounting Guide, "Audits of Federal Government Contractors", and AICPA Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." SAB No.101 did not modify the principles of the Audit and Accounting Guide or SOP No. 81-1. We do not expect that SAB No. 101 will have a material effect on our consolidated financial position or results of operations.

Qualitative and Quantitative Disclosures About Market Risk

      We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions and government securities. We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material manner. Accordingly, we believe that, while the investment-grade securities and time deposits we hold are subject to changes in financial standing of the issuer of such securities, the principal is not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Since we do invest in locations outside the United States, we are subject to cross-border risks.

      Since Nuvera Fuel Cells Europe S.r.l. operates in Italy, we will be subject to certain foreign currency exposure. Historically, currency translation gains and losses have been reflected as adjustments to stockholders equity, while transaction gains and losses have been reflected as components of income and loss. In the past, the translation and transaction gains and losses have not been material. However, translation and transaction gains and losses could be material in the future, depending upon changes in the exchange rate relationships between the Italian lira, the euro and the U.S. dollar.

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

      The following unaudited pro forma condensed statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 give effect to the merger of De Nora Fuel Cells S.p.A and Epyx Corporation as if it had occurred as of January 1, 1999. These unaudited pro forma condensed statements of operations have been prepared by applying pro forma adjustments to the historical consolidated financial statements of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) included elsewhere in this prospectus. The historical financial data of Epyx Corporation (a development stage company) are derived from its financial statements included elsewhere in this prospectus.

      The merger has been accounted for under the purchase method of accounting and was treated as a reverse acquisition because the stockholder of De Nora Fuel Cells S.p.A. received the largest voting interest in the combined enterprise. Therefore, De Nora Fuel Cells S.p.A. was considered the acquiror for accounting purposes and recorded Epyx's assets and liabilities based upon their estimated fair values at the date of acquisition. Since the transaction has been accounted for as a reverse acquisition, the historical consolidated financial statements of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) included elsewhere in this prospectus reflect the results of operations, financial position and cash flows of De Nora Fuel Cells S.p.A. for all periods prior to the merger on April 4, 2000 and reflect the results of operations, financial position and cash flows of both De Nora Fuel Cells, S.p.A. and Epyx for all periods subsequent to April 4, 2000.

      The pro forma adjustments, as described in the notes to the unaudited pro forma condensed financial information, are estimates based on currently available information and certain adjustments that management believes are reasonable. These unaudited pro forma condensed statements of operations are presented for informational purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the merger been consummated on January 1, 1999 nor is it necessarily indicative of future operating results or financial position. This unaudited pro forma condensed financial information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                 (Dollars in thousands, except per share data)


                                            Historical
                                               Epyx
                            Historical     Corporation    Pro Forma
                            Nuvera Fuel     January 1,   Adjustments
                          Cells, Inc. and    2000 to       for the
                            Subsidiary    March 31, 2000   Merger      Pro Forma
                          --------------- -------------- -----------   ----------
Revenues
  Sales and contracts...    $    1,714      $      61      $   --      $    1,775
  Lease.................            55            --           --              55
                            ----------      ---------      -------     ----------
    Total revenues......         1,769             61          --           1,830
Cost of revenues
  Sales and contracts...         2,862          1,237          662 (A)      4,761
  Lease.................            17            --           --              17
                            ----------      ---------      -------     ----------
    Total cost of
     revenues...........         2,879          1,237          662          4,778
In-process research and
 development............        20,300            --       (20,300)(F)        --
Research and development
 expense, net...........         3,627            574           39 (A)      4,859
                                                               619 (G)
Selling, general and
 administrative
 expense................         7,794            300           18 (A)      9,974
                                                             1,462 (B)
                                                               400 (C)
                            ----------      ---------      -------     ----------
Loss from operations....       (32,831)        (2,050)      17,100        (17,781)
Interest expense........            41            --           --              41
Other (income) expense,
 net....................           (38)           --           --             (38)
                            ----------      ---------      -------     ----------
Loss before income tax
 benefit................       (32,834)        (2,050)      17,100        (17,784)
Income tax benefit......         3,385            --           287 (D)      3,672
                            ----------      ---------      -------     ----------
Net loss................    $  (29,449)     $  (2,050)     $17,387     $  (14,112)
                            ==========      =========      =======     ==========
Net loss per common
 share- basic and
 diluted................    $    (2.49)     $    (.29)                 $     (.99)
                            ==========      =========                  ==========
Shares used in computing
 basic and diluted net
 loss per common share..    11,843,566      7,000,000                  14,288,172 (E)
                            ==========      =========                  ==========

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                 (Dollars in thousands, except per share data)

                            Historical
                            Nuvera Fuel   Historical    Pro Forma
                          Cells, Inc. and    Epyx      Adjustments
                            Subsidiary    Corporation for the Merger  Pro Forma
                          --------------- ----------- --------------  ----------
Revenues
  Sales and contracts...     $     574     $     458         --       $    1,032
  Lease.................            95           124         --              219
                             ---------     ---------     -------      ----------
    Total revenues......           669           582         --            1,251
Cost of revenues
  Sales and contracts...     $     216     $   1,101     $ 2,646 (A)  $    3,963
  Lease.................            86           124         --              210
                             ---------     ---------     -------      ----------
    Total cost of
     revenues...........           302         1,225       2,646           4,173
Research and development
 expense, net...........         1,004         2,430         154 (A)       3,814
                                                             226 (G)
Selling, general and
 administrative
 expense................           644           533          72 (A)       8,106
                                                           5,846 (B)
                                                           1,011 (C)
                             ---------     ---------     -------      ----------
Loss from operations....        (1,281)       (3,606)     (9,955)        (14,842)
Interest expense........             2           --          --                2
Other (income) expense,
 net....................             7           --          --                7
                             ---------     ---------     -------      ----------
Loss before income tax
 benefit................        (1,290)       (3,606)     (9,955)        (14,851)
Income tax benefit......           --            --        1,149 (D)       1,149
                             ---------     ---------     -------      ----------
Net loss................     $  (1,290)    $  (3,606)    $(8,806)     $  (13,702)
                             =========     =========     =======      ==========
Net loss per common
 share-basic and
 diluted................     $    (.18)    $    (.52)                 $     (.98)
                             =========     =========                  ==========
Shares used in computing
 basic and diluted net
 loss per common share..     7,000,000     7,000,000                  14,000,000 (E)
                             =========     =========                  ==========

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

(A) The adjustment reflects the recognition of amortization of the developed technology, assembled workforce and patents on a straight-line basis over an estimated useful life of 6 years, 4 years and 5 years, respectively.

   The amortization expense adjustment for the period from January 1, 2000 to March 31, 2000 is allocated as follows:

                                            Research
                                               and        Selling,
                                           Development  General and
                                  Cost of   Expense,   Administrative
   Description                    Revenues     net        Expense      Total
   -----------                    -------- ----------- -------------- --------
   Amortization of developed
    technology................... $379,000   $   --       $   --      $379,000
   Amortization of assembled
    workforce....................   13,000    39,000       18,000       70,000
   Amortization of patents.......  270,000       --           --       270,000
                                  --------   -------      -------     --------
     Total....................... $662,000   $39,000      $18,000     $719,000
                                  ========   =======      =======     ========

   The amortization expense adjustment for the year ended December 31, 1999 is allocated as follows:

                                          Research
                                             and        Selling,
                                         Development  General and
                               Cost of    Expense,   Administrative
   Description                 Revenues      net        Expense       Total
   -----------                ---------- ----------- -------------- ----------
   Amortization of developed
    technology............... $1,517,000  $    --       $   --      $1,517,000
   Amortization of assembled
    workforce................     49,000   154,000       72,000        275,000
   Amortization of patents...  1,080,000       --           --       1,080,000
                              ----------  --------      -------     ----------
     Total................... $2,646,000  $154,000      $72,000     $2,872,000
                              ==========  ========      =======     ==========

(B) The adjustment reflects the recognition of amortization of goodwill of $1,462 and $5,846 for the period from January 1, 1999 to April 3, 2000 and for the year ended December 31, 1999 on a straight-line basis over an estimated useful life of 7 years.

(C) Effective October 1, 1999, De Nora Fuel Cells S.p.A entered into services agreements with De Nora S.p.A and Norfin S.p.A for certain administrative assistance. Effective April 4, 2000, Epyx Corporation entered into a lease and administrative services agreement with AD Little at a rate of $2,460 per employee per month. In accordance with the rules and regulations of the SEC governing the preparation of pro forma information for carve-out businesses, the pro forma adjustments reflect what the allocated or omitted corporate costs would have been had the merger taken place and the agreements entered into at January 1, 1999.

   Effective January 1, 2001, Nuvera entered into a new agreement with AD Little for the sublease of space and use of facilities, equipment and services. The new agreement is expected to approximate a rate of $2,460 per employee per month which represents the previous rate.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

   NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION--(Continued)

  Accordingly, the adjustment reflects the recognition of selling, general and administrative expense pursuant to these agreements for the nine months ended September 30, 2000 and the year ended December 31,1999 assuming these agreements were in place at January 1, 1999, which expense is allocated as follows:

                                                      Nine Months
                                                         Ended      Year Ended
                                                     September 30, December 31,
Agreement                                                2000          1999
---------                                            ------------- ------------
  De Nora S.p.A services agreement..................   $    --      $  230,000
  Norfin S.p.A services agreement...................        --         124,000
  AD Little lease and administrative services
   agreement........................................    400,000        657,000
                                                       --------     ----------
    Total...........................................   $400,000     $1,011,000
                                                       ========     ==========

(D) The adjustment reflects the income tax effect of the pro forma adjustments for the merger at a rate of 40%.

(E) Pro forma shares used in computing basic and diluted net loss per common share for the nine months ended September 30, 2000 and the year ended December 31, 1999 gives effect to the issuance of the shares in connection with the merger as if it had occurred on January 1, 1999.

(F) In accordance with the rules and regulations of the Securities and Exchange Commission governing the preparation of pro forma financial statements, material non-recurring charges which will be included in income within 12 months following the merger are not reflected in the unaudited pro forma condensed statements of operations. Accordingly, the unaudited pro forma condensed statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 exclude the $20.3 million of in-process research and development expense that is reflected in our unaudited historical consolidated statements of operations for the nine months ended September 30, 2000.

(G) The adjustment reflects the lower government reimbursement rates that would have been in effect for Epyx Corporation for the period from January 1, 2000 to April 3, 2000 and for the year ended December 31, 1999 assuming the merger had occurred on January 1, 1999.

                                    BUSINESS

Overview

      Nuvera is a designer and developer of fuel processors, proton exchange membrane fuel cell stacks, power modules and integrated fuel cell systems for stationary and transportation applications. We are a leading developer of fuel processors that can be operated on most commonly available hydrocarbon fuels. Our fuel processors and proton exchange membrane fuel cell stacks have been successfully tested and evaluated by major automobile and appliance manufacturers, research institutions and industrial energy companies. To date, we have built and tested approximately 38 fuel processors and 306 fuel cell stacks. By combining our fuel processors and fuel cell stacks into an integrated unit, we are designing, building and testing power modules in the 1 kW, 5 kW and 10 kW power ranges.

      Fuel processors extract hydrogen from most hydrocarbon fuels, such as gasoline, in a process known as reforming. A fuel cell is a device in which a fuel reacts with an oxidant to produce electricity without combustion, with heat and water as byproducts. Most fuel cells, including ours, use hydrogen as the fuel and oxygen as the oxidant. A fuel cell stack is an assembly of fuel cells combined in series to obtain the desired level of electric power, or voltage. Proton exchange membrane fuel cell stacks are fuel cell stacks in which the electrochemical reaction between hydrogen and oxygen takes place on a thin, plastic sheet that permits hydrogen protons to pass through while barring the passage of electrons. Our power modules, which form part of our integrated fuel cell systems, include a fuel processor, a fuel cell stack, a fuel supply subsystem, an air supply subsystem and a water management loop. Our integrated fuel cell systems combine our power modules with a thermal management system, a microprocessor-based control unit, a battery and an inverter or power conditioner to convert DC power produced by the fuel cell stack into the AC power required by some electrical equipment and transmissions systems.

      Our objective is to extend our leadership in the design, development and testing of fuel cell technologies and to bring about the successful commercialization of our products. We plan to market our products both as components to be integrated with other technologies and as power modules or integrated fuel cell systems. We intend to accelerate the commercialization of our products by initially targeting the stationary market, specifically the premium power market, a market we believe will be the first to adopt fuel cell technology on a widespread basis. We believe this strategy of initially targeting the premium power market will enable us to compete more effectively in residential, transportation and other markets. Accordingly, we plan to bring to market our first premium power stationary products in 2002, our first residential stationary products in 2003 and our first transportation products in 2005.

      In its 2000 report entitled "Fuel Cells: On the Verge," Business Communications Co., Inc. states that the current fuel cell technology market is approximately $218 million, and that it will grow at an annual average rate of over 60% to approximately $2.4 billion by 2005. We expect that the demand for fuel cell technologies will continue to increase as fuel cell technologies gain market acceptance and become cost-competitive with traditional generating technologies. We expect this demand to be driven by the increasing worldwide need for distributed, off-grid electric power, as well as consumer preference for smaller, environmentally cleaner power sources with long operating lives.

      We believe our fuel cell technologies will provide power and heat that are more energy efficient, environmentally cleaner and quieter than the current electric transmission grid, most current backup power alternatives and the internal combustion engine. We intend to leverage our core technological strengths by establishing strategic alliances and other relationships with selected technology companies, component suppliers, manufacturers, distributors and end-users, a strategy that we believe will help us gain access to a stable customer base and provide us with global marketing, distribution and servicing advantages over our competitors.

Our Heritage

      Nuvera was formed in April 2000 through the merger of De Nora Fuel Cells S.p.A., the fuel cell subsidiary of the Italian engineering and electrode manufacturing concern De Nora S.p.A., and Epyx Corporation, the fuel processing subsidiary of the American business and technology consulting firm Arthur D. Little, Inc., or AD Little. Prior to the merger, De Nora and AD Little had been conducting research, development and testing of fuel cell technologies since 1989 and 1991, respectively. In 1998, the two companies worked together to develop, produce and demonstrate a 300 W propane-fueled power module that combined De Nora's fuel cell stack and AD Little's fuel processor. Both companies recognized that by combining their complementary technologies, they could develop, produce and market power modules and integrated fuel cell systems in a manner that could give them a long-term competitive advantage.

      The merger was completed in an investment and share exchange transaction whereby De Nora New Energy Investments B.V., the parent of De Nora Fuel Cells S.p.A. and a subsidiary of Norfin S.p.A., received 50% of the capital stock of Epyx Corporation in exchange for Epyx receiving 100% of the capital stock of De Nora Fuel Cells, S.p.A. Epyx Corporation was renamed Nuvera Fuel Cells, Inc., and De Nora Fuel Cells S.p.A., subsequently renamed Nuvera Fuel Cells Europe S.p.A. and later becoming Nuvera Fuel Cells Europe S.r.l., became our wholly-owned subsidiary. Simultaneously with the merger, Amerada Hess, a leading independent energy company, purchased 5% of Nuvera's capital stock from AD Little. Amerada Hess increased its equity ownership in Nuvera to 11% in July 2000 and to 16% in January 2001.

      De Nora S.p.A. is part of the Oronzio De Nora Group, a family-owned group of companies established in 1923, which employs over 700 people worldwide. The Oronzio De Nora Group is a long-time technology licensor and supplier of membrane electrolyzers for the chlor-alkali industry and a large worldwide supplier of catalyst-coated metal electrodes for the chlor-alkali industry. Invited by Italy's National Agency for Alternative Energy, or ENEA, to study the viability of fuel cell technology, De Nora began in 1989 to develop and advance proton exchange membrane fuel cell technology by capitalizing on its technical expertise in membrane-based electrochemical processes. Since 1993, De Nora has worked together with automobile manufacturers, utility and energy companies, universities and research institutions to design and develop its proton exchange membrane fuel cell stacks. De Nora's past experience in entering into cooperative joint ventures for production and commercialization of industrial equipment for electrochemical plants and electrodes in North and South America, Asia and Europe led it to explore an alliance with Epyx in the field of fuel cell technologies. In September 1999, De Nora S.p.A. established De Nora Fuel Cells S.p.A. as its fuel cell subsidiary.

      In 1991, the U.S. Department of Energy selected AD Little to conduct a study of proton exchange membrane fuel cell technology. Since then, AD Little has worked together with the U.S. Department of Energy and numerous automobile and appliance manufacturers, research institutions and industrial energy companies to design and develop fuel processors capable of reforming a variety of hydrocarbon fuels into hydrogen for use in fuel cell stacks. In December 1997, AD Little established Epyx Corporation as its fuel processor subsidiary. Between 1997 and 2000, Epyx conducted demonstrations that integrated its fuel processors with the fuel cell stacks of seven different fuel cell stack companies, including De Nora, and recognized the advanced technological design of De Nora's fuel cell stacks.

      We plan to maintain corporate and operational facilities in both Cambridge, Massachusetts and Milan, Italy. As a result of the merger, we believe we are well positioned to compete in global stationary and transportation markets due to our ability to integrate our fuel processors and our fuel cell stacks into power modules and integrated fuel cell systems that we expect will generate clean, reliable and efficient energy using a variety of commonly available hydrocarbon fuels.

Favorable Industry and Market Trends

      We believe a number of industry and market trends indicate significant opportunities for our fuel cell technologies in the stationary and transportation markets.

 Increasing demand for lower-cost, continuous and reliable primary and backup electrical power worldwide

      Demand for electricity is rising rapidly and is expected to continue to rise, in part as a result of technological advances and economic expansion in the United States and other industrialized nations. According to the U.S. Department of Energy, Energy Information Administration's report Annual Energy Outlook 2000, a projected 300 gigawatts of new generating capacity will be needed by 2020 to meet the growing demand for electricity in the United States and to offset planned retirements of existing generating capacity. The report projects that by 2020, annual investment in new generating capacity will be nearly $30 billion. Internationally, the U.S. Department of Energy, Energy Information Administration's report International Energy Outlook 2000, projects that global electricity consumption is expected to rise from approximately 12 trillion kilowatt-hours in 1997 to approximately 22 trillion kilowatt-hours in 2020.

      High electricity prices are one of the key drivers of demand for alternatives to conventional utility service. For example, in 1997, 12 West European countries had residential electricity prices between 10 and 20 cents/kWh and Japan had residential electricity prices averaging 21 cents/kWh, while the U.S. average was approximately 8.5 cents/kWh. Even within the United States, in 1998, prices in some states exceeded 13 cents/kWh.

      In addition to the need for lower-cost electricity, there is significant evidence that some users are demanding a more reliable source of power than is currently available on the existing power grid. Reliability requirements have intensified with respect to some industries such as telecommunications, where the proliferation of computers, the Internet and communication networks calls for more reliable power than is available on the current electric grid. In 1999, the Electric Power Research Institute estimated that deficient power quality and related power disturbances cost the U.S. economy over $30 billion annually. In March 2000, the U.S. Department of Energy released a report of the findings and recommendations of its Power Outage Study Team. This panel of U.S. Department of Energy, national laboratory and academic experts provided recommendations based on a review of six power outages and two power system disturbances that took place in the United States between early June and early August 1999. Their recommendations to help avoid future power outages included lowering barriers to entry for distributed generation and adopting energy-efficient technologies.

      Moreover, many developing countries have inadequate or no existing electric power infrastructure. According to International Energy Outlook 2000, net electricity consumption of developing countries in 1997 was 3,489 billion kilowatt-hours, and is expected to increase by an average of 4.3% annually to 9,203 billion kilowatt-hours in 2020. The limited financial capabilities of many of these countries are increasing the demand for sources of power, such as proton exchange membrane fuel cell technologies, that require less capital investment than enhancements of the current electric grid.

 Increasing regulation of and attention to the environmental effect of hydrocarbon emissions and the generation, transmission and distribution of electricity

      Because the use of the internal combustion engine in transportation applications is a major source of air pollution, increasingly stringent government laws and regulations requiring vehicle emission reductions and increases in efficiency have been enacted or proposed on both national and regional levels in the United States and many other industrialized nations. The first of these laws, adopted by the State of California, as amended, requires that at least 10% of the new cars and certain light duty trucks sold in California by large and intermediate volume vehicle manufacturers be "zero emission vehicles" by 2003. Manufacturers can meet this requirement through the sale of specific combinations of conventional or new vehicle classes, such as low, ultra-low, super ultra-low and zero emission vehicles. Manufacturers can also meet this requirement by the use of emission credits which are granted if manufacturers meet emission standards more stringent than, or produce more zero emission vehicles than, required by the law. Various northeastern states, such as New York and Massachusetts, have adopted laws similar to the California law. The U.S. federal government has also promulgated vehicle emission laws and regulations, but these laws do not currently require the manufacture of zero emission vehicles.

      In Europe, automobile manufacturers that are members of the European Automobile Manufacturers' Association have agreed voluntarily to reduce carbon dioxide emissions by 25% to 140 g/km by 2008, and possibly to 120 g/km by 2012. In addition to these initiatives, the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, addressed the release of carbon dioxide, a byproduct of burning fossil fuels, into the atmosphere. The Kyoto Protocol, if ratified by each signatory nation, will require the reduction of six "greenhouse" gases, including carbon dioxide, over the next 10 years. Signatories to the treaty include the United States, Japan and the European Community. In addition to these regulatory requirements, we believe that, irrespective of government regulation, the desire of consumers to reduce air pollution is rising. We also believe that the changes in vehicle and engine manufacturing objectives and strategies that will be required to meet the regulatory and market-driven demands will provide a significant market opportunity for fuel cell technologies, which we believe are capable of providing power that is environmentally cleaner than the internal combustion engine.

      Despite the increasing demand for power, there is difficulty in finding suitable locations for additional generating plants and transmission towers because of environmental concerns regarding emissions from generating plants and local zoning laws. As a result, we expect the market for alternative sources of power generation, such as fuel cell technologies, to expand.

  Continuing privatization and deregulation of utilities

      Utility deregulation is creating new challenges and opportunities in the electric power industry in the United States and internationally. Due in part to regulatory changes designed to encourage competition, vertically integrated utilities in the United States are being separated into their generation, transmission and distribution components so that they will no longer be integrated providers of electricity to a captive geographic area. In the United States, legislatures and regulatory organizations at the federal, state and local level are revising the manner in which electric service is provided. Most legislation aims to create competitive markets in the generation and marketing of power while leaving the distribution function as a regulated operation, much the way natural gas was deregulated in the late 1980s and early 1990s. New entrants have become significant participants in the generation of electricity as the industry moves toward open competition.

      Internationally, such as in some European countries, deregulation and privatization of the electric industry have already occurred. Deregulation in Germany is also rapidly creating a market for reliable and inexpensive alternative sources of heat and power. In April 1995, Japan amended its Electricity Business Act, seeking to deregulate the power generation industry and to allow non-traditional suppliers to engage in direct sales of electricity. In May 1999, the Japanese legislature approved measures to implement limited retail competition. We believe the continuing deregulation of utilities in the United States and internationally will allow new entrants into the electricity generation business, as customers will be free to choose power producers and marketers.

  Continuing consumer demand for higher fuel efficiency and fuel economy

      We expect that consumers will continue to demand fuel efficient automobiles due in part to volatile and unpredictable fluctuations in oil prices and high prices for gasoline, particularly in Europe and Japan. We believe that automotive applications of our products will provide consumers not only with higher fuel efficiency, but also lower noise and vibration, improved performance and potentially lower capital and maintenance costs. While environmental considerations may have provided the initial impetus for automobile manufacturers to seek alternatives to the internal combustion engine, we believe that fuel cell technologies offer an opportunity to deliver products that are more attractive to consumers than the current internal combustion engine.

      In addition, European and Japanese residential consumers have begun to realize that cogeneration of heat and electricity offers efficiencies relative to reliance upon separate sources of heat and power. Fuel cell stacks produce heat as a co-product of electricity generation. This heat, along with the waste heat of the fuel processor, can be used directly or in conjunction with a heat generating device, such as a boiler, to provide hot water for space heating or domestic use.

                                     * * *

      There remain a number of technical and logistical obstacles to commercial acceptance of fuel cell technologies, including:

    . current fuel cell technology does not have the proven dependability that many of the existing alternative technologies have in our target markets, because, for example, the membranes we purchase from third party suppliers have a limited life and are not yet manufactured to consistent quality or performance specifications;

    . fuel processing technology is complex and not fully developed, particularly with respect to the integration of fuel cell stacks and fuel processors, because, for example, the catalysts we purchase from third party suppliers have a limited life and are not yet manufactured to consistent quality or performance specifications;

    . the high manufacturing costs currently associated with the production of fuel cell products make many commercial applications in our target markets prohibitively expensive; and

    . the difficulty of integrating fuel cell systems into existing products, in particular, for transportation applications.

For more discussion of the obstacles to widespread market acceptance of fuel cell technologies, please read the section of this prospectus entitled "Risk Factors."

Our Products

      We design and develop fuel processors, fuel cell stacks, power modules and integrated fuel cell systems for stationary and transportation applications. We plan to market our products selectively as components to be integrated with other technologies and as power modules or integrated fuel cell systems. We believe the competitiveness of our products will depend on several factors, including the application and the environment in which they will be operated, which, in turn, will determine the particular fuel and fuel processing technology and the ultimate cost to the customer. We continue to seek to reduce the size and manufacturing expense of our products, which we believe is necessary for their commercial acceptance. There are a number of other technological obstacles to a commercially viable product as well. To our knowledge, none of our competitors in proton exchange membrane fuel cell technology that compete in our target markets is substantially closer to meeting these developmental challenges than we are.

  Fuel Processors

      All proton exchange membrane fuel cells require hydrogen in order to generate electricity. There is currently a limited infrastructure for the supply of pure hydrogen. In addition, storing hydrogen on-board vehicles on a mass-market basis is currently impractical. A fuel processor, the central component of which is a fuel reformer, extracts hydrogen from commonly available fuels. Our fuel processors have demonstrated the ability to extract hydrogen from a number of commonly available hydrocarbon fuels, including gasoline, ethanol, methanol, natural gas, kerosene, propane, butane, home heating oil and diesel. The extracted hydrogen can be used in fuel cell stacks to produce electricity and heat.

      Three basic techniques are used to separate hydrogen atoms from hydrocarbon fuels. Hydrogen can be separated from carbon atoms through catalytic reactions in a process known as steam reforming, through fuel decomposition at high temperatures in a process known as partial oxidation, and through the use of both catalytic reactions and fuel decomposition at high temperatures in a process known as autothermal reforming.

      Our fuel reformers, which are the central components of our fuel processors, can be designed to utilize steam reforming, autothermal reforming or partial oxidation technologies, depending upon the needs of a particular market and the application within that market. We intend to focus on steam and autothermal reforming technologies as we continue to develop our fuel processors. Steam reforming yields higher fuel efficiencies but requires greater space and may be used in residential markets in which size is not a determining factor. The Department of Energy defines fuel efficiency of a fuel processor as the ratio of the lower heating value of the hydrogen generated by a fuel processor to the lower heating value of the feedstock fuel fed to the fuel processor. Autothermal reformers are more likely to be used in automotive applications and in those residential markets that favor more compact power systems, given their smaller size.


                                   [GRAPHIC]

      "Diagram of Fuel Processing Technology Hydrogen Production Options"

      A fuel processor consists of a fuel reformer, a shift reactor, carbon monoxide cleanup devices, a catalyst subsystem, fuel, water and air management systems and a residual gas burner known as the anode tail gas burner. Air entering the reformer through tubes and heated by the air preheater vaporizes the hydrocarbon fuel and water as they enter the reformer, thereby producing, in the presence of catalysts, hydrogen gas, carbon monoxide and residual fuel. The shift reactor converts carbon monoxide to carbon dioxide and produces additional hydrogen gas in a catalytic reaction known as the water-gas shift. In the final step, the carbon monoxide cleanup catalyst subsystem removes the remaining carbon monoxide, a known poison to the fuel cell stack. Any remaining hydrogen that is not used in the fuel cell stack is fed into the anode tail gas burner, where it is combusted to produce heat which is used in other parts of the fuel reforming process.

      The following diagram illustrates the processing of hydrocarbon fuel by steam reforming in a fuel processor:

                                  [GRAPHIC]

"Illustration of the processing of hydrocarbon fuel by steam reforming in a fuel cell processor."

      Our fuel processors contain all the components necessary to power a fuel cell stack. Moreover, our fuel processors enhance most of the key performance parameters of an integrated fuel cell system, such as the electrical efficiency of a fuel cell stack, emissions and byproduct heat. The Department of Energy defines electrical efficiency of a fuel cell stack as the ratio of the gross electrical energy generated by a fuel cell stack to the hydrogen energy value fed to the fuel cell stack. We have built and tested fuel processors capable of powering a fuel cell stack in the 500 W to 250 kW power range achieving fuel efficiencies that approach the theoretical maximum, namely between 70% and 90%, depending on the fuel and reforming technology used. The Department of Energy defines fuel efficiency of a fuel processor as the ratio of the lower heating value of the hydrogen generated by a fuel processor to the lower heating value of the feedstock fuel fed to the fuel processor. To date, we have built and tested approximately 38 fuel processors, comprising a total of about 1 megawatt of hydrogen energy production capability and have delivered 6 fuel processors, comprising a total of about 170 kilowatts of hydrogen energy production capability to automobile manufacturers and other companies for testing and evaluation.

      We believe our fuel processors will provide the following benefits:

    . Our multi-fuel capability will permit flexibility and cost-effectiveness, as well as use in many applications, thereby providing a critical link to rapidly commercializing our integrated fuel cell systems and competing in multiple markets.

    . Our extensive knowledge of advanced fuel processor catalysts has enabled us to develop fuel processors that are sufficiently compact for practical applications in our target markets, including transportation applications, where size and weight are critical factors.

    . Our carbon monoxide clean up technology will reduce the carbon monoxide in the hydrogen-rich gas stream produced by the fuel processor to acceptable levels before the hydrogen gas stream enters the fuel cell stack, resulting in enhanced performance of the fuel cell stack.

    . Our control systems and carbon monoxide cleanup technology will enable our fuel processors to meet rigorous changes in demands for power.

    . Our fuel processors, capable of reforming gasoline, can utilize the existing fuel refining and distribution infrastructure, thereby giving us an advantage in the transportation market.

    . Our fuel processor anode tail gas burner design incorporates low emission technologies that currently meet vehicle emission standards established on national and regional levels in the United States, including the super ultra-low emission vehicle standards established by the California Low-Emission Vehicle program.

      While some of our competitors' fuel processors may be able to provide comparable benefits, we believe that only a few of them are capable of reforming gasoline. In addition, although a few of our competitors are capable of reforming a number of hydrocarbon fuels, we are not aware of any other company whose fuel processors have the ability to reform the variety of hydrocarbon fuels that our fuel processors are able to reform. Nevertheless, we intend to continue improving the design of our fuel processors, diminishing their size, in particular, for transportation applications, minimizing their cost and making them more compatible for integration with the technology and products of end-users, manufacturers and distributors and for integration with our fuel cell stacks.

  Fuel Cell Stacks

      Fuel cell stacks combine hydrogen and air to make electricity, heat and water without combustion, harmful byproducts or noise. The basic fuel cell technology was invented over 100 years ago and has offered significant promise as an alternative power solution to increase energy efficiency, reduce pollution and minimize dependence on imported oil. Proton exchange membrane technologies, first developed in the 1950s, made it possible to create fuel cells that delivered higher power density and operated at lower temperatures than other types of fuel cells. Since their initial development, proton exchange membrane fuel cell stacks have made technological improvements in durability, efficient use of costly components, operating life and performance, positioning them to capitalize on current opportunities in the energy market.

      Proton exchange membrane fuel cell stacks are well-suited for small stationary applications and transportation applications, our target markets, because they are able to deliver higher power density relative to other types of fuel cell stacks. Higher power density is expected to result in reduced weight, cost and volume and improved performance relative to other types of fuel cell stacks, such as phosphoric acid fuel cell stacks. In addition, proton exchange membrane fuel cell stacks operate at lower temperatures than other types of fuel cell stacks, i.e., less than 212(degrees)F or 100(degrees)C, allowing faster start-up time. Proton exchange membrane fuel cell stacks also respond well to changes in the demand for power. For these reasons, we believe proton exchange membrane fuel cell stacks are particularly suitable for transportation and small stationary applications.

      Proton exchange membrane fuel cell stacks combine pure hydrogen or hydrogen-rich streams of gas from a fuel processor and oxygen from the air to produce electricity without combustion. The core of the fuel cell consists principally of two gas diffusion electrodes, the anode and the cathode, separated by a proton exchange membrane. Gas diffusion electrodes distribute hydrogen and oxygen to the site on the proton exchange membrane where the electrochemical reaction occurs. Each of the electrodes is coated on one side with a platinum-based catalyst. The electrodes and the membrane are pressed together on both sides by flat, bipolar metallic plates and held together by a plastic gasket. Bipolar plates between the individual fuel cells of a fuel cell stack allow electrons to flow out of each fuel cell and distribute hydrogen-rich gas along the surface of the fuel cell. Hydrogen fuel is fed into the anode and air enters through the cathode. In the presence of the platinum-based catalyst, each hydrogen molecule splits into two protons and two electrons. The electrons from the hydrogen molecules flow through an external circuit creating an electric current. Protons from the hydrogen molecules are transported through the proton exchange membrane and combine at the cathode with the electrons and oxygen from the air to form water and generate byproduct heat.

      Individual fuel cells are positioned between electrically conducting bipolar plates and combined into fuel cell stacks. The voltage of a stack of fuel cells is proportional to the number of fuel cells. The number of fuel cells in a stack and the cell surface area determine the amount of electrical power and heat that can be generated. The DC power produced by a fuel cell stack is either applied directly to a DC load or converted to AC power by an inverter. Through the use of a heat exchanger, the heat generated in the process can be used in cogeneration heating or cooling applications.

     The following diagram illustrates the electrochemical reaction that produces electricity in a fuel cell:

                                   [GRAPHIC]

"Illustration of the electrochemical reaction that produces electricity in a fuel cell."

      We have built and tested fuel cell stacks in the 100 W to 50 kW power range that have achieved electrical efficiencies of between 50% and 55% in tests conducted by third parties. The Department of Energy defines electrical efficiency of a fuel cell stack as the ratio of the gross electrical energy generated by a fuel cell stack to the hydrogen energy value fed to the fuel cell stack. Our fuel cell stacks feature sheet metal bipolar plates, gas diffusion electrodes and advanced catalysts, all of which we believe will contribute to the durability and electrical efficiency of our fuel cell stacks and reduce the cost of production and operation. To date, we have built and tested approximately 306 fuel cell stacks, comprising a total of about 1,200 kilowatts, and have delivered approximately 123 fuel cell stacks, comprising a total of about 680 kilowatts, to automobile manufacturers, utility and energy companies, universities and research institutions.

      We believe our fuel cell stacks will provide the following benefits:

    . The advanced gas diffusion electrodes and catalysts that we use will significantly increase the efficient operation of our fuel cell stacks.

    . Our proprietary stack design utilizing sheet metal bipolar plate technology will facilitate low-cost, high-volume assembly.

    . Our fuel cell stacks are designed to withstand severe vibration and shock and have been delivered to and successfully tested by the TNO Institute of Environmental Sciences, Energy Research and Process Innovation on behalf of the Dutch navy.

    . Our advanced stack-sealing structures will reduce maintenance costs by permitting us to bypass a damaged fuel cell and continue the operation of the fuel cell stack with a reduction in power.

      Our products use high quality components that we believe contribute to their durability and reliability. However, the sheet metal bipolar plates we use in our fuel cell stacks, while contributing to durability and electrical efficiency, may be heavier than bipolar plates used by some of our competitors and may thus be a disadvantage in the transportation market. Other types of fuel cells, such as solid oxide fuel cells, may have a higher tolerance for relatively impure fuels and may provide higher grade heat for cogeneration; however, we believe that proton exchange membrane fuel cells are more suitable for our target markets. We continue to seek ways in which to reduce the cost of manufacturing our fuel cell stacks and to make them more compatible for integration with the technology and products of end-users, manufacturers and distributors and integration with our fuel processors.

  Power Modules and Integrated Fuel Cell Systems

      By combining our fuel processors and our fuel cell stacks into an integrated design, we believe that our power modules and integrated fuel cell systems will cleanly and efficiently produce electricity from most commonly available hydrocarbon fuels, including gasoline. Our power modules, which form part of our integrated fuel cell systems, include a fuel processor, a fuel cell stack, a fuel supply subsystem, an air supply subsystem and a water management loop. Integrated fuel cell systems combine our power modules with a thermal management system, a microprocessor-based control unit, a battery and an inverter or power conditioner to convert DC power produced by the fuel cell stack into the AC power required by some electrical equipment and transmissions systems.

      The following diagram illustrates an integrated fuel cell system:


                                  [GRAPHIC]

               "Illustration of an integrated fuel cell system."

      Depending on the needs of a particular market, both geographical and by application, we believe that we will be able to build integrated fuel cell systems by combining our power modules

    . with the technologies of manufacturers of furnaces, water heaters and boilers for cogeneration applications that will produce heat and electricity in European and Japanese residences and

    . with power electronics and control systems that will provide AC power for United States residences and premium power applications.

      We are designing our power modules and integrated fuel cell systems to achieve electrical efficiencies of between 35% and 45%, depending on the fuel used and power range. The Department of Energy defines electrical efficiency of a power module or an integrated fuel cell system as the ratio of the electrical energy generated in the conversion of the feedstock fuel to the total energy contained in the fuel. These electrical efficiencies are greater than or equal to the electrical efficiencies of power generated for the existing electrical grid. Further, we anticipate that the power generated by our power modules and integrated fuel cell systems will not be subject to efficiency loss from transmission through the electric grid because the units will be located closer to the point of consumption. Accordingly, our power modules and integrated fuel cell systems should offer efficiency greater than or equal to the efficiency of the existing electrical grid. To date, we have built and tested 7 integrated fuel cell systems, operating on propane and natural gas, in the 300 W to 5 kW power ranges.

      We believe our power modules and integrated fuel cell systems will provide the following benefits:

    . Our integrated design control should yield efficiencies in overall cost, size and energy. We believe our power modules and integrated fuel cell systems can be manufactured less expensively than those of our competitors, due in part to our ability to use low-cost components developed with our proprietary technologies, such as our patented high temperature membrane technology.

    . We expect to be able to design our power modules and integrated fuel cell systems for cogeneration, non-cogeneration, baseload and load-following applications, depending on the particular requirements of each customer within our target markets.

    . Our technology can be scaled up or down between 500 watts and 250 kilowatts with minimal loss in performance, thereby placing us in a position to meet the growing needs of both the stationary and transportation markets.

    . The small size and relatively lightweight design of our power modules and integrated fuel cell systems should facilitate easy transportation and installation with minimal site preparation in stationary applications, compared to alternative means of producing power for stationary applications such as back-up battery systems. We expect our products designed for transportation applications to fit into the engine cavity of a standard mid-size vehicle.

      We believe that some of our competitors are also able to offer some of the integration advantages that we offer. In addition, some of our competitors have been developing power modules and integrated fuel cell systems for a longer period of time and thus may have greater experience in developing integration efficiencies, or are manufacturers with established marketing and distribution channels that may give them a better understanding of the needs of end-users. We are continuing our efforts to improve upon our integration efficiencies and seek to build smaller, less expensive power modules and integrated fuel cell systems for commercial sale.

Our Target Markets

      We are targeting specific sectors of both the stationary and transportation markets for electrical power. Within the stationary market, we are focusing on premium power, residential power and, to a lesser extent, small commercial power applications. In the premium power market, we intend to provide a reliable power supply for telecommunications and industrial equipment applications. In the U.S. residential power market, we intend to focus on providing standby and primary electrical power. In the European and Japanese residential power markets, we intend to address demands for both heat and electrical power, such as space heating and air conditioning. In the small commercial power market, we expect that our products will provide an alternate source of heat and electricity for small businesses. Within the transportation market, we are initially focusing our efforts on light duty vehicles.

  Stationary Market

      In its 1999 report Small-Scale Power Generation: How Much? What Kind?, Business Communications Co., Inc. states that fuel cells have emerged as one of the most promising technologies for meeting growing worldwide energy needs. They project that during the period between 1998 and 2003, distributed generation, defined as "any small scale power generation technology that provides electric power at a site closer to customers than central station generation," will grow at an average annual rate of 14.9% in the United States and 28.4% worldwide. They further project that the annual market in 2003 for fuel cells for stationary applications can be expected to reach $1.1 billion in the United States. We expect this trend to grow beyond 2003 as fuel cells gain market acceptance and fuel cell product cost begins to challenge the product cost of traditional generating technologies. According to a report published in 1999 by Allied Business Intelligence, Inc., total global stationary fuel cell generating capacity is expected to grow to 13,669 megawatts in 2010.

      Premium Power Market

      The premium power market is one in which customers are willing to pay a premium for a secure and reliable source of quality power. Frost & Sullivan estimated in 2000 that the market for standby, auxiliary, highly reliable and high quality power--known as uninterruptible power supply--would grow from $4.93 billion in 1999 to $11.59 billion in 2006, a compound annual growth rate of 13.0%. We intend initially to focus on telecommunications applications within the premium power market in an attempt to address the rapidly growing need for reliable, high quality power. Because of the willingness of participants in this market to pay a premium for increased reliability, our strategy is to target the telecommunications sector as our first commercial market. We intend to bring our first commercially available premium power stationary products to the telecommunications market in 2002. We expect that these products will be 1 kW to 5 kW power modules suitable for manufacturers of telecom backup systems, telephone switching centers and cellular transmission towers. As the premium power market develops, we also intend to design and develop power modules under 10 kilowatts for industrial equipment and industrial vehicles, such as forklifts. In Japan, we believe the premium power market will also call for higher power applications of our products in the 10 kW to 50 kW power range, for example, for use in automatic teller machines.

      Residential Power Market

      We believe that residential customers will purchase integrated fuel cell systems for their homes in order to reduce their total energy cost and increase the quality and environmental safety of the energy they use. We believe that the demand for our products in the European and Japanese residential markets will be focused primarily on combined heat and electrical power, or cogeneration, applications. We plan to focus first on the German residential market for cogeneration, as we believe that the deregulation of utilities in Germany sets the stage for alternative sources of power. Within this market, we expect our power modules in the 1 kW to 3 kW power range to be integrated and distributed with the cogeneration systems of third parties. In the United States, there is also a growing need for alternative sources of electrical power. According to the Energy Information Administration's May 1998 report Deliverability on the Interstate Natural Gas Pipeline System, there were 55.1 million residential natural gas customers in the United States in 1996; these customers have access to a fuel source from which our fuel processors can extract hydrogen for use in a fuel cell stack. In addition, the American Gas Association estimates that 70% of newly-built single-family homes use natural gas heating, and the National Propane Gas Association reported that 4.5 million households in the United States use propane as the main heating fuel, which can also be converted into hydrogen by our fuel processors. Within the residential market, we believe demand for our integrated fuel cell systems in the 5 kW power range will first arise from new home construction, off-grid applications and grid-enhancement. In Japan, as deregulation of utilities progresses in the next five to six years, we plan to provide power modules in the 1 kW power range that will be integrated with the cogeneration systems of third parties. We plan to bring to market our first commercially available residential stationary products in 2003.

      We are designing our residential power modules, approximately the size of a home furnace or boiler, to generate between 1 kilowatt and 5 kilowatts of electrical power, depending on the needs of specific geographical markets around the world. We expect that our residential power modules for the European and Japanese markets, when combined with the technologies of third parties with whom we intend to form manufacturing, marketing or distribution relationships, will be able to create enough heat to provide households with hot water as well as electrical power. We believe we will have the ability to vary and modify our basic residential power modules to accommodate a variety of applications. We expect that our residential power modules will operate:

    .  connected to the electric utility grid;

    .  on a stand-alone basis; or

    . in dual mode, where the fuel cell stack operates in parallel with the grid or, when the grid is unavailable, on a stand-alone basis.

      Small Commercial Power Market

      We expect that with the deregulation of utilities, commercial enterprises will increasingly adopt on-site power generation systems. These commercial enterprises will seek power sources that are less expensive or more reliable than the current electric grid, as well as those that provide cogeneration of heat and electricity. As residential customers select distributed generation solutions to meet their energy needs, we expect small commercial enterprises, requiring up to 50 kilowatts of power, to choose similarly distributed sources of power. Although we are not currently developing our products for the small commercial power market, we expect to monitor the development of this market and capture future opportunities as they arise.

  Transportation Market

      The pace at which the transportation market for our fuel cell technologies will develop is largely dependent upon the business strategy of automobile manufacturers. Nevertheless, in order for our transportation products to be attractive to manufacturers, we plan to focus on reducing cost and size, minimizing start-up and transient response times and optimizing life span. We believe that automobile manufacturers, depending on their needs, will purchase our fuel processors and our fuel cell stacks separately as components to be integrated into vehicles operating entirely on fuel cell systems or hybrid battery-fuel cell vehicles. Depending on the roll-out plans of automobile manufacturers, we plan to bring to market our first commercially available transportation products in 2005.

      Our fuel processors and fuel cell stacks for transportation applications are being designed for integration into transportation power modules which will generate between 30 kilowatts and 250 kilowatts of electrical power to provide power for passenger car, bus and truck applications. We are designing components of transportation power modules to meet the specifications of various automobile manufacturers so that the complete power module will fit under the hood of a mid-size vehicle. To date, based on the testing and evaluation of our components for transportation power modules, we have met or exceeded several automotive target specifications set by the Partnership for a New Generation of Vehicles for 2004, including those for transient response time, emission levels and energy efficiency. The electrical efficiency of a power module or an integrated fuel cell system means the ratio of the electrical energy generated in the conversion of the feedstock fuel to the total energy contained in the fuel. The Partnership for a New Generation of Vehicles is a partnership between several agencies of the United States Government, including the Department of Defense, the Department of Energy, the Department of Transportation, the Environmental Protection Agency, the National Aeronautics and Space Administration and the National Science Foundation, and the U.S. Council for Automotive Research, which represents DaimlerChrysler, Ford Motor Corp. and General Motors Corp. The goal of the Partnership for a New Generation of Vehicles is to develop technology that can be used to create environmentally friendly vehicles that can achieve up to triple the fuel efficiency of today's vehicles with very low emissions without sacrificing affordability, performance or safety. Our transportation products are achieving super ultra-low emission vehicle standards established by the State of California and less than 10 second transient response time. The Department of Energy defines transient response time as the least amount of time that the fuel cell requires to increase its power output from 10% to 90% of its maximum power output. According to the Department of Energy, a transient response time of less than 10 seconds is necessary to meet or exceed the performance of current internal combustion engine technology. In laboratory tests, our fuel processor for transportation applications has achieved a fuel efficiency of 80%, which according to the Department of Energy is the performance necessary to meet or exceed the performance of current internal combustion engine technology. The Department of Energy defines fuel efficiency of a fuel processor as the ratio of the lower heating value of the hydrogen generated by a fuel processor to the lower heating value of the feedstock fuel fed to the fuel processor. Our goal is to produce products for transportation applications that allow vehicles to achieve up to triple the fuel economy of today's vehicles and meet all safety and environmental requirements, while maintaining the comfort, utility and performance of today's vehicles. We believe that our innovative technology will enable us to be leaders in this transformation process. Our transportation products are being designed to operate:

    . on currently available fuels such as gasoline or on future fuels such as alcohols or those derived from biomass;

    . in a fully transient mode to allow power over the complete drive cycle while maintaining super ultra-low emission vehicle standards or better emission standards; and

    . as primary driving power, as part of a hybrid vehicle system or as an auxiliary power unit.

      We believe we were the first company to demonstrate publicly the use of a fuel processor to reform gasoline into hydrogen to generate power from a fuel cell stack. We believe our gasoline fuel processing technology will give us a competitive advantage in the transportation market, as we believe it would utilize the existing fuel delivery infrastructure. We recently delivered two complete gasoline-powered fuel processors designed for testing transportation applications of fuel cell stacks. We expect to deliver two additional gasoline-powered fuel processors designed for testing transportation applications of fuel cell stacks in 2001.

      We believe that the hybrid battery-fuel cell vehicle market, in addition to the market for electric vehicles operating entirely on fuel cell systems, represents a significant opportunity and will expand as governments and consumers demand cost-efficient, reliable and environmentally friendly mobile electric power, particularly in urban areas. We expect that hybrid battery-fuel cell vehicles will have significantly lower emissions than hybrid battery-internal combustion engine vehicles. We believe that some manufacturers may view a hybrid battery-fuel cell vehicle as an alternative to an internal combustion vehicle that is more economically attractive than an electric vehicle operating entirely on a fuel cell system. We are actively pursuing the hybrid battery-fuel cell light duty vehicle market in addition to the market for vehicles operating entirely on fuel cell systems, and have supplied fuel processors and fuel cell stacks to seven automobile manufacturers, including Renault of France for its FEVER car project. The FEVER, or Fuel cell Electric Vehicle of Extended Range, is a fuel cell powered research car developed jointly by Renault, De Nora, Air Liquide, Ansaldo, Volvo and the Ecole des Mines de Paris, a French university.

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  Hydrogen Market

      We believe hydrogen may in the future become a widely used fuel as public awareness of its potential and the supply infrastructure evolve. In Europe, there are buses and cars that currently run on hydrogen, and hydrogen distribution lines already exist. For example, BMW of Germany has presented a commercial car with an internal combustion engine operating on liquid hydrogen, and a liquid hydrogen filling station has been installed at the Munich airport. The cities of Hamburg, Germany, Lisbon, Portugal and Milan, Italy have signed a cooperation protocol to expand the number of vehicles operating on hydrogen in order to reduce air pollution. Buses operating on hydrogen have been demonstrated in several cities in North America, and major automobile manufacturers have demonstrated cars operating on hydrogen. We believe we will be well positioned to capitalize on the emergence of an improved hydrogen infrastructure.

      Given the versatility of our technologies and the possibility of changes in industry and market demands, we may decide to enter into relationships with third parties to pursue non-core markets such as the hydrogen market, including hydrogen recovery from chemical plants. We may establish alliances with major industrial companies involved in the storage, handling and servicing of industrial gases and hydrogen recovery from chemical plants. If we enter into such alliances, we may pursue premium power stationary applications and transportation applications where hydrogen may become an extremely attractive fuel. For example, we have delivered our fuel cell stacks to a European bus manufacturer operating a prototype bus on hydrogen gas.

Our Strategy

      Our objective is to extend our leadership in the design, development and testing of fuel processors, fuel cell stacks, power modules and integrated fuel cell systems and to bring about the successful commercialization of our products. Key elements of our strategy to achieve this objective include:

  Extend Our Technology Leadership

      We believe our comprehensive knowledge of fuel cell technology, from fuel processors to fuel cell stacks, will position us to be a market leader in the field of power modules and integrated fuel cell systems. We believe we are designing and developing the most flexible fuel cell technologies and products, due in part to the development of our fuel processor which is capable of operating on a variety of commonly available hydrocarbon fuels. The scientists in our catalysis group have conducted extensive research and development of advanced catalysts for use in fuel processors, and we intend to continue to improve the performance of such catalysts. We believe our proprietary stack design, which incorporates sheet metal bipolar plates, makes our fuel cell stacks less expensive and more robust than the fuel cell stacks of our competitors. Bipolar plates between the individual fuel cells of a fuel cell stack allow electrons to flow out of each fuel cell and distribute hydrogen-rich gas along the surface of the fuel cell. In addition, the catalysts we use in our fuel cell stacks are highly efficient and durable.

      We intend to continue to invest substantially in research and development and to increase the performance and functionality of our fuel cell products. We believe our concurrent research and development efforts in designing products for both stationary and transportation applications will achieve reciprocal breakthroughs; we expect that our continuing effort to meet challenging targets in one market will result in advances in our technology that will benefit the development of our products for other target markets. We believe that our technology should enable us to be an industry leader in designing and developing fuel cell technologies.

  Exploit Design Integration Advantage

      We believe we are one of the most vertically integrated developers of fuel cell technologies, and that design integration will provide us with an important competitive advantage over component suppliers. We have

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access to materials such as catalysts and gas diffusion electrodes, and we plan to manufacture and assemble fuel processors and fuel cell stacks and integrate these components into efficient power modules and integrated fuel cell systems. The Department of Energy defines electrical efficiency of a power module or an integrated fuel cell system as the ratio of the electrical energy generated in the conversion of the feedstock fuel to the total energy contained in the fuel. We believe that such vertical integration not only prevents a bottleneck in the supply of components, but will also help us become a leader in developing and manufacturing versatile, efficient and cost effective products. For example, we have already demonstrated that our versatile and scalable technology and products have the potential to serve both stationary and transportation markets. We believe our systems integration technology will also provide key performance benefits such as quick start-up and increased electrical efficiency of our integrated fuel cell systems. For example, because we are able to configure the interfaces between our fuel processors and our fuel cell stacks, we can enhance our understanding of carbon monoxide tolerance levels and optimize start-up techniques and start-up times of our integrated fuel cell systems.

  Exploit Multi-Fuel Advantage

      Because the infrastructure for a reliable and affordable supply of hydrogen is not foreseeable in the near future, the hydrogen necessary for power generation by a fuel cell stack will need to be derived from readily available hydrocarbon fuels. We believe that the multi-fuel capability of our fuel processor, as well as our ability to deliver a fuel processor that can reform fuel by utilizing steam reforming, autothermal reforming or partial oxidation technologies, will enable us to compete in multiple markets. In addition, we expect that the multi-fuel capability of our fuel processor will enable us to compete regardless of which fuel eventually becomes the industry standard.

  Focus on Early-Adopter Markets

      We believe that the need for reliable and environmentally sound primary and backup power in premium power markets such as the telecommunications market and the need for low-cost reliability in the residential market make these sectors the most promising candidates for early adoption of fuel cell technology. We believe that due to less stringent size and cost constraints, the stationary market, in particular, the premium power market, will be the first to adopt fuel cell technology. We expect the early adoption process to start with applications where power quality is at a premium and where traditional distribution is costly. In the United States, we intend first to target applications in the telecommunications market, where we have identified telephone switching stations and cellular towers as promising applications of our technology. We believe this focus will enable us to extend our technological leadership and commercialize our products more rapidly than if we first targeted other markets.

  Exploit Multi-Market Advantage

      By simultaneously developing and testing our products in a number of markets, we believe we will be able to apply technological advances in products developed for one market to our products in other markets. For example, in order to be competitive in the transportation market, fuel cell technologies will have to meet aggressive targets for weight, volume, start-up time and cost. These targets are far more aggressive than those for fuel cell technologies in other markets and therefore require advanced research and technology. Our objective is to apply any resulting breakthroughs in developing our products for the transportation market to our products for the stationary market. We believe that our multi-market strategy will help us to achieve leadership in fuel cell technology while reducing development and manufacturing costs in the stationary market.


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  Leverage Strategic Relationships

      We believe strategic relationships will help us understand the requirements of customers, provide us with the engineering, testing and analytical resources to commercialize our products more rapidly, help us gain access to a stable customer base and provide us with global marketing, distribution and servicing advantages over our competitors. Since we anticipate multiple third-party distribution channels to service our customers, we also plan to form strategic alliances and other relationships with selected technology companies, component suppliers, manufacturers, distributors and end-users to facilitate the commercialization of our products. One key aspect of this strategy is to leverage the success of our joint development programs and other field tests of our products into long-term manufacturing, distributor and supplier relationships. We are currently participating in, and plan to continue to participate in, government-funded fuel cell technology research and development programs, such as with the U.S. Department of Energy, the U.S. Department of Commerce and the European Union.

Marketing & Distribution

      We intend to market and distribute our products in two primary markets-- the stationary market and the transportation market. We believe we will be able to enter early adopter markets while we transition our products from more limited, premium-priced applications, such as telecommunications, to broader mass-market applications, such as residential. We plan to form a range of manufacturing, marketing and distribution alliances in order to commercialize our products. We believe that a multi-partner model will be effective in addressing the unique characteristics of our target markets.

  Stationary Market

      In the U.S. premium power market, we intend to work with end-users to develop products according to industry-acceptable standards. For example, we have begun to develop market alliances in the premium power market, as described below under "--Key Relationships--Market Alliances."

      In the residential market, our strategy is to introduce our power modules and integrated fuel cell systems into consumers' homes as an appliance that will take its place alongside furnaces, water heaters and boilers. We expect the power module to be a "connected" device with interfaces to the electric grid, the gas line, the phone system, the heating, ventilating and air conditioning system, and other appliances in the home. As the home becomes a connected network of devices, we believe an intelligent power module will be the central element of this network. We believe that the most credible entry into the residential market in the United States will involve forming a relationship with a third party that understands the residential customer and the appliance business, and who has the ability to deliver, install and maintain an integrated fuel cell system in the home for the provision of electricity. Because of the novelty of this technology in people's homes, a high quality image and a name people trust will be necessary to gain consumer acceptance. Accordingly, although we have not currently established relationships in the residential market, we plan to pursue relationships with suitable manufacturers and distributors who share our vision of the networked home. These include natural gas and propane distributors, electric and telephone utilities, manufacturers and distributors of electric and heating equipment and home builders. We expect that these manufacturers and distributors will have existing sales organizations and that some of them will have the capability, or will acquire the capability, to install and service our products.

      Since the European and Japanese residential markets call for the provision of combined heat and power, we intend to establish relationships with manufacturers of furnaces, water heaters and boilers in order to integrate our power modules with their cogeneration technologies and components and distribute our combined co-branded products to homes. In Europe, particularly in Germany, we believe the recently privatized utilities offer the most promising path to commercialization in the residential market.


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      We are tailoring our marketing and distribution strategies to pursue the residential market on a global basis. A number of important differences between the U.S. market, on the one hand, and the European and Japanese markets, on the other hand, will drive our global marketing and distribution approaches:

    . Utility deregulation is at a more advanced stage in some countries in Europe, making the utility market more attractive to third parties with whom we intend to form marketing and distribution relationships. Micro grids that serve small neighborhoods may be easier to implement and more cost effective.

    . Cogeneration of heat and electrical power has obtained greater penetration in Europe and Japan than in the United States. As a result, we expect to pursue relationships with European and Japanese manufacturers of heating, ventilating and air conditioning products.

  Transportation Market

      We intend to develop technology relationships with a number of automobile companies rather than relying heavily on a single alliance with one automobile manufacturer. We expect these technology relationships to lead to the production of light and heavy duty fuel cell or hybrid battery-fuel cell vehicles. We intend to manufacture key components for sale to the joint ventures we plan to establish with these manufacturers and to license our fuel cell technologies on a non-exclusive basis to the manufacturers or the joint ventures.

      As of September 30, 2000, we had delivered 9 fuel cell stack prototypes to major automobile and bus manufacturers for evaluation and testing. In addition, we have entered into agreements to deliver an additional 11 fuel cell stack prototypes to major automobile manufacturers for evaluation and testing. We have also built approximately 13 fuel processors designed for transportation applications. Although we have not yet established long-term supply or distribution relationships in the transportation market, we are currently engaged in joint development programs with three major automobile manufacturers and we have supplied fuel cell stacks to three others. These development programs all involve the integration of our fuel processors or fuel cell stacks into integrated fuel cell systems that have been designed by the manufacturers. Several of these programs involve joint cost and durability analyses with the manufacturers, the results of which the manufacturers will share exclusively with us.

      We intend to develop the Nuvera brand name around our technology and seek continued visibility for our brand once our products are integrated into vehicles. We have filed for a trademark in our name in the United States, the European Union and Japan. We value the transportation market not only for its size, but also for its rapid product development cycles, demands for low-cost performance and stringent size and weight constraints, as a result of which we believe this market will serve as the impetus for important technological innovations that we can then apply to the premium, residential and small commercial power markets.

Key Relationships

      We believe that developing and maintaining relationships with a variety of companies is important to our research, development and commercialization efforts. Among other benefits, we believe these relationships will help us to understand the requirements of consumers, provide us with the engineering, testing and analytical resources to develop a superior product more rapidly, provide global manufacturing, marketing, distribution and servicing opportunities and enable us to lower our component costs. While we intend to develop other strategic relationships to enlarge our access to consumers, technologies and markets, the following are some of our key relationships.


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  Joint Development Programs

      From inception through September 30, 2000, Nuvera and its predecessor companies have received approximately $20.0 million under government-sponsored fuel cell technology research and development contracts. This research has fostered the development of advanced technologies while allowing Nuvera to retain the rights to these technologies for commercialization. We are currently involved in three programs with the U.S. Department of Energy and the U.S. Department of Commerce and five programs funded by the European Union, and we expect to enter into two additional European Union-funded programs in 2001. We will continue to evaluate government-sponsored research opportunities where the program objectives are clearly aligned with our strategy.

      In addition, we have entered into joint development programs with a number of companies that supply raw materials and components to us, either under the framework of a government-funded project or separately, under private agreements. We anticipate that these relationships may develop into supply relationships in the future. Some of these programs are described below.

      As part of a cooperative agreement AD Little has entered into with the U.S. Department of Energy to develop, design, build and demonstrate two 50 kW multi-fuel processors for transportation applications, some of our suppliers of key components or materials are working with us in cooperative joint development programs to improve and optimize the performance of our fuel cell technologies. In October 1999, AD Little entered into a 3 1/4-year cost-shared joint development contract, under which we serve as subcontractor to AD Little, with Corning, Inc., the world's largest supplier of ceramic substrates used in automotive exhaust catalyst systems as well as a major supplier to the telecommunications industry. The objective of the joint development program is to develop compact, lightweight catalyst systems and substrates specific to our fuel processors that can be economically produced and can withstand the rigorous vibration environment of transportation and some premium power applications. Under the agreement, the intellectual property rights in jointly-developed inventions will vest jointly in both parties; however, we have a royalty-free, exclusive license, including to the exclusion of Corning, to any of these inventions relating to fuel processors and fuel processing methods for the production of hydrogen. This license will automatically lapse and each party will obtain full joint ownership rights if it has been demonstrated that we are not making an effort to commercialize our fuel processors within four years of the first issuance of any patent on such inventions. We are entitled to share royalties on any jointly-owned invention. We expect to utilize the catalyst systems we develop under this program in products we demonstrate to an automotive manufacturer in early 2001. The agreement will expire on January 14, 2003. We may terminate the contract if Corning fails to comply with any of the provisions of the contract, if Corning becomes the subject of a proceeding under state or federal law for relief of debtors or makes an assignment for the benefit of creditors, or for our convenience, subject in all cases to payment of a termination amount to be agreed upon.

      In addition, under the same U.S. Department of Energy program, AD Little entered into a joint development agreement, under which we serve as subcontractor to AD Little, with United Catalysts, Inc. United Catalysts is a division of Sud-Chemie, A.G., the world's largest supplier of fuel processing catalysts. Under the agreement, we and United Catalysts are engaged in a cost-shared development program to design compact, low-cost fuel processing catalysts specifically designed for our fuel processors and based on the substrates of Corning. Intellectual property rights in jointly-developed catalysts will vest jointly in both parties; however, we have a royalty free, exclusive license under the agreement, including to the exclusion of United Catalysts, to inventions relating to fuel processors and fuel processing methods for the production of hydrogen. We are entitled to share royalties arising from jointly developed catalysts. Under this program, we have jointly developed a compact shift catalyst that lowers carbon monoxide levels and increases the concentration of hydrogen in the hydrogen-rich gas stream entering the fuel cell stack. The agreement will expire on January 14, 2003. We may terminate the contract if United Catalysts fails to comply with any of the provisions of the contract, if United Catalysts becomes the subject of a proceeding under state or federal law for relief of debtors or makes an assignment for the benefit of creditors, or for any reason.

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      Also under this U.S. Department of Energy program, AD Little entered into a joint development program, under which we serve as subcontractor to AD
Little, with STC Catalysts, Inc. to develop preferential oxidation catalyst technology for removal of carbon monoxide from the hydrogen gas produced by the fuel processor. Under this agreement, we retain the intellectual property rights for all jointly-developed inventions applicable to use in fuel processing for use with fuel cell technologies. This agreement also provides that STC Catalysts will grant to Nuvera an exclusive, irrevocable, worldwide, royalty-free license in and to each invention developed solely by STC Catalysts applicable to use in fuel processing for use with fuel cell technologies. The agreement will expire on January 14, 2003. We may terminate the contract if STC Catalysts fails to comply with any of the provisions of the contract, if STC Catalysts becomes the subject of a proceeding under state or federal law for relief of debtors or makes an assignment for the benefit of creditors, or for our convenience, subject in all cases to payment of a termination amount to be agreed upon.

  Market Alliances

      In the premium power market, we entered into a memorandum of understanding with AD Little and a major telecommunications provider in July 2000. The memorandum of understanding envisions a program to develop fuel cell technology customized for the on-site generation of power for telecommunications equipment. This equipment will typically be housed in dedicated structures, either aboveground huts or community energy vaults. The power rating of the DC generators that must operate in these structures is approximately 5-10 kilowatts. Nuvera and this telecommunications provider are currently engaged in demonstrating and testing telecommunications applications of our products, including the development and demonstration of an integrated fuel cell system with a capacity of 3 kilowatts to 5 kilowatts, which is the first phase of a three-phase joint development program to develop a fuel cell power system to meet telecommunications requirements. The first phase of the program commenced in July 2000 and was completed in December 2000. This telecommunications provider is under no obligation to proceed with the second and third phases of the program; however, we have entered into discussions to proceed with the second phase of the program, which will include the installation of an integrated fuel cell system in one or more of the facilities of the telecommunications provider for the demonstration and evaluation purposes.

      In the transportation market, we have demonstrated our fuel processors and our fuel cell stacks to a number of automobile manufacturers and we are currently engaged in joint development programs, discussed above under "-- Marketing & Distribution--Transportation Market," with three of these companies to build our products to their specifications and jointly test the results.

      As part of programs funded by the U.S. Department of Energy and the European Union, we have worked together with automobile manufacturers, a European bus manufacturer, industrial companies, four universities and nine research and development institutions to develop, test and evaluate various fuel cell technologies. We intend to develop other strategic relationships and alliances to provide us with access to consumers and to traditional manufacturing, marketing, distribution and service capabilities.

 Supply Relationships

      In November 2000, we entered into an agreement with De Nora Elettrodi S.p.A., an affiliate of one of our stockholders, whereby De Nora Elettrodi will grant us exclusive access to its development efforts with respect to catalyst-coated gas diffusion electrodes, catalysts and gas diffusers for use in fuel cell stacks and shift catalysts for use in fuel processors, and supply these products to us. De Nora Elettrodi will bear all research and development costs. Once we test the prototype products and are satisfied that they meet our specifications, we will have the option to purchase on an exclusive basis and to require that De Nora Elettrodi supply to us on an exclusive basis catalyst-coated gas diffusion electrodes, catalysts and gas diffusers for use in fuel cell stacks. If we are not satisfied with any prototype product or if the parties fail in good faith to reach agreement on a purchase commitment on any product, De Nora Elettrodi will be able to sell the product to any third party and

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we will waive any right to have the product sold exclusively to us. Pricing to us on products with respect to which we do not exercise our exclusivity option and on all other De Nora Elettrodi products other than shift catalysts will be at least as favorable as pricing to any other customer of De Nora Elettrodi and will in any event be 10% below catalogue prices.

      Under the agreement, De Nora Elettrodi will retain title to any intellectual property rights in the products it supplies to us. We will have the right to distribute, sell or otherwise dispose of the products as incorporated into any of our products and the right to use any De Nora Elettrodi trademarks or trade names in connection therewith. Neither party may assign its rights or delegate the performance of its obligations under the agreement to a third party without the prior written consent of the other party, which consent is not to be unreasonably withheld, except that either party may assign its rights or delegate the performance of its obligations under the agreement to any affiliates or to any purchaser of all or substantially all of the assets of the business to which the agreement relates without the consent of the other party.

      The agreement terminates December 31, 2004 and is automatically renewable for successive one-year terms unless either party notifies the other party that it wishes to terminate the agreement at least six months prior to the end of each year. In addition, either party may terminate the agreement immediately by written notice if the other party breaches any term of the agreement materially and fails to cure such default within 60 days written notice of such breach or if the other party is the subject of a bankruptcy petition which has not been vacated within 30 days.

Product Development and Commercialization

  Technology Development and Product Engineering

      Our approximately 20,000 square feet of technology development facilities leased in Cambridge and Milan together contain approximately 38 test stations, for the purpose of designing, developing and testing fuel processors, fuel cell stacks, power modules, carbon monoxide clean-up devices, catalysts and electronic controls for use in premium power, residential and transportation applications. Our advanced research and development facilities allow design optimization and verification testing, accelerated-aging testing, failure mode and effects analysis, and endurance testing in an effort to accelerate the development and commercialization of our integrated fuel cell systems.

      Our total research and development expense, before any offset for amounts received by De Nora Fuel Cells S.p.A. and Epyx Corporation from governments, government agencies and our customers, was $2.520 million in 1997, $8.176 million in 1998 and $8.843 million in 1999.

      Fuel Processor Product Development

      The mandate of our fuel processor development team, located in Cambridge, Massachusetts, is to improve the performance, cost and reliability of our fuel processors. This team uses extensive computer-aided analysis to develop and refine fuel processor designs. Evaluation of fuel processor catalysts and other components is conducted in sub-scale and full-scale test reactors. Specialized test stands are used to evaluate heat exchangers and other critical components. We have constructed a fuel processor test facility in Cambridge that allows 24-hour testing and extensive monitoring of performance. In 2000 we built 15 fuel processors, 6 of which are located in this facility. We also collect additional performance and endurance data from fuel processor tests conducted in the laboratories of our customers.

      Fuel Cell Stack Product Development

      Our current generation of fuel cell stacks is approaching the commercialization stage. As a result, we are focusing on increasing the durability and reducing the cost of our current generation fuel cell stacks, while

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turning to the development of next generation fuel cell stacks. We are refining the design of our current fuel cell stacks in our Milan facility, where we had 16 fuel cell stack test stations installed by the end of 2000. These test stations will be used to evaluate stacks, sub-stacks and single cell configurations under conditions designed to simulate real world conditions. In our Milan facility we are developing direct methanol fuel cell stacks, high temperature proton exchange membranes and composites to replace structural elements of the fuel cell stack. Our advanced research and development capabilities allow us to optimize fuel cell stack design through the use of computer-aided analysis and accelerated aging testing.

      Power Module and Integrated Fuel Cell System Product Development

      To date, all power module and integrated fuel cell system product development has been conducted in our Cambridge facility. In early 2001, we also plan to conduct power module and integrated fuel cell system product development in our Milan facility. Computer-aided design and packaging tools and prototype development laboratories support the engineering of our integrated fuel cell systems. We continue to develop computer and embedded control systems for our power modules and integrated fuel cell systems using dynamic models and a real-time operating system. We have separate laboratories and test facilities to test components such as control systems, power conversion devices and balance of plant components, such as pumps and valves.

  Pre-Commercial Testing

      In 2001, we expect to begin small-scale production of our initial prototype systems. As described in greater detail under "Business--Key Relationships--Market Alliances" above, a major telecommunications provider has agreed to participate in field trials and evaluations designed to test system design and performance, as well as to set final product specifications. As part of the first phase of these field trials, we demonstrated the operation of the telephone systems of AD Little and Nuvera on our 5 kW natural gas power modules in December 2000. We intend to use the data resulting from these field trials to optimize product design and speed commercialization. Continuing this process, late in 2001, we expect to produce and test prototypes that are designed to achieve specific customer product specifications. We expect that the results of our initial field trials will lead to the development and advancement of other products for our stationary markets. By 2002, we expect to conduct field trials of these stationary premium power products operating on natural gas and propane.

  Manufacturing and Commercialization

      As a first step toward commercialization, we have begun to establish a manufacturing infrastructure by hiring assembly and related support staff, installing a new management information system and developing our manufacturing processes, including defining work centers and related responsibilities. In September 2000, we completed construction of a 5,200 square foot fuel cell stack production facility in Milan with production lines that will allow us to begin manual assembly and manufacturing of our pre-commercial and initial commercial fuel cell stacks up to a volume of 1,000 one hundred-cell fuel cell stacks per year. In our 9,000 square foot Cambridge production facility completed in November 2000, we expect to be able to assemble and manufacture fuel processors and assemble up to 1,000 power modules per year with the fuel cell stacks manufactured in Milan. During 2001, we intend to produce and assemble power modules and integrated fuel cell systems in our production facility in Cambridge, with the fuel cell stacks being produced in our production facility in Milan, and the gas diffusion electrodes for the fuel cell stacks being supplied by De Nora Elettrodi S.p.A. Gas diffusion electrodes distribute hydrogen and oxygen to the site on the proton exchange membrane where the electrochemical reaction occurs. By the beginning of 2003, we plan to have semi-automated production in our Milan workshops and increase production capacity to approximately 14,000 one hundred-cell fuel cell stacks per year, while we plan to expand our production capacity to produce up to 4,000 power modules per year at or near our Cambridge production facilities.

      We intend to perform significant quality testing before we integrate any third-party subsystems or components into our final assembled products. We believe that we can realize both purchase economies from

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existing vendors and economies of scale related to our product development costs as unit volume increases. Based on our commercialization plan, we anticipate that our current production facilities will provide sufficient manufacturing and assembly capacity through 2002. Thereafter, in order to achieve mass market production by 2003, we will need to enter into joint ventures or, alternatively, develop our own large-scale manufacturing and assembly capability.

  Historical Achievements

      To date, Nuvera has built and tested a substantial number of fuel processors and fuel cell stacks. We have also delivered a substantial number of fuel processors and fuel cells stacks to governmental entities, automobile manufacturers and other companies for testing and evaluation:

                             Total Built and Tested

                                                                2001
                        1993 1994 1995 1996 1997 1998 1999 2000 YTD  Total
                        ---- ---- ---- ---- ---- ---- ---- ---- ---- -----
Fuel Processors Units     1    1    2    3    4    4    8   15     0    38
        kW                2  250  100  110   61   46  280  269     0 1,118
Fuel Cell Stacks Units   18   48   21   25   28   28   46   91     1   306
        kW               14   38   72  160   88  157  160  521     1 1,211

                                Total Delivered

                                                                2001
                        1993 1994 1995 1996 1997 1998 1999 2000 YTD  Total
                        ---- ---- ---- ---- ---- ---- ---- ---- ---- -----
Fuel Processors Units                         1    1    1    3     0     6
        kW                                   10   10   50  100     0   170
Fuel Cell Stacks Units    1    1   11    5   12    5   27   60     1   123
        kW                1    5   47   40   47   35  119  385     1   680


      In addition, some of our recent technical and commercial milestones with respect to durability, efficiency and other key commercialization requirements include:

 2000

    . Achieved over 1,900 hours of continuous operation on 10 kW autothermal fuel processor

    . Achieved over 1,100 hours of continuous operation and 450 hours of discontinuous operation on a single fuel cell stack

    .  Achieved over 915 hours of field operation on a 5 kW fuel cell stack

    .  Achieved 7 years of discontinuous testing on a 0.6 kW fuel cell stack

    . Achieved 0.65 kW/liter power density on a fuel cell stack operating on hydrogen

    . Achieved over 3,000 hours of field operation on ten fuel cell stacks integrated with a fuel processor

 1999

    . Developed and tested our first 10 kW autothermal stationary fuel processing unit

    . Developed and tested our 10 kW gasoline fuel processor which met super ultra-low emission vehicle standards

    .  Demonstrated a 190 kW gasoline fuel processing system

    .  Demonstrated 6 minute start-up time for an automotive fuel processor

    . Achieved 0.22 kW/liter power density on a fuel cell stack operating on hydrogen

 1998

    . Demonstrated Epyx's fuel processor capability on multiple fuels including gasoline, ethanol, methanol, natural gas, propane and kerosene

    . Demonstrated the integration of Epyx's fuel processor and De Nora's fuel cell stack in a 300 W application using propane as fuel

    . Operated a fuel processor suitable for transportation applications for 3,500 hours

    . Achieved 0.13 kW/liter power density on a fuel cell stack operating on hydrogen

 1997

    . Converted gasoline into electricity for the first time using a fuel processor and fuel cell stack

    . Chrysler illustrated their vision of automotive fuel cell technology at the Detroit Auto Show using our fuel processor design

    . Delivered three 10 kW fuel cell stacks to Renault of France for the FEVER car project

Intellectual Property

      We rely primarily on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and inventors' rights agreements with our employees and companies with which we engage in joint development programs, to protect our proprietary rights relating to technical know-how, designs, special materials, manufacturing techniques and test equipment and procedures for fuel processors, fuel processor components, fuel cell stacks, fuel cell stack components, power modules and integrated fuel cell systems.

      Fuel cell technology has existed since the 19th century and proton exchange membrane fuel cells were first developed in the 1950s. Consequently, we believe that neither we nor our competitors can achieve a significant proprietary position on the basic technologies used in power modules and integrated fuel cell systems. Despite the inability to achieve a significant proprietary position on the basic technologies of power modules and integrated fuel cell systems, we believe that certain technological advances, including the design and integration of the fuel cell system and system components, our fuel processor and its components as well as some of the low-cost manufacturing processes that we have developed, can be protected. The objective of our patent strategy is to obtain an exclusive and preferential position in product features, performance and cost compared to our competitors, while ensuring for ourselves the widest possible application and broadest potential market for our products. We seek to patent the key concepts and components we believe will provide us with a significant advantage over our competitors and the inventions we consider to have commercial value.

      To date, patents have been issued on various aspects of our fuel processor and fuel cell stack and their components, including methods and designs for reforming fuels through partial oxidation, high temperature-tolerant polymers for use as electrolytes, low-cost sheet metal bipolar plates, ultra-lightweight structures for use in fuel cell stacks and fuel cell sealing structures. In addition, patents are pending on various technologies and methods, including catalyst systems, control systems and advanced carbon monoxide removal for fuel processors, as well as designs for reactant and coolant flow fields, designs for effective removal of byproduct water and designs and structures for operating on low pressure air for fuel cell stacks. Bipolar plates between the individual fuel cells of a fuel cell stack allow electrons to flow out of each fuel cell and distribute hydrogen-rich gas along the surface of the fuel cell. Additional inventions involve various aspects of reforming hydrocarbon fuels, including fuel processor design and reduction of carbon monoxide. Further inventions cover fuel systems and control strategies, including hydrogen and air systems, methanol and natural gas systems and stack control strategies. As of December 31, 2000, we have 9 U.S. and 16 international patents, in some cases covering the same technology in multiple jurisdictions, covering our fuel processing and fuel cell stack technology. In addition, we have 1 allowed U.S. patent application and 1 allowed European patent application. We have also submitted 10 U.S. and 47 international patent applications, including 5 European Patent Convention patent applications. We have also submitted 4 Patent Cooperation Treaty patent applications. The patents that we have obtained will expire between 2010 and 2018, and the average remaining life of our patents is approximately 15 years.

      It should be noted, however, that there can be no assurance that any of our pending patent applications will issue or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our technology or that they will not be challenged or invalidated. There can be no assurance that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering designs. In addition, although we currently know of no such similarities that could prevent us from commercializing our products, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties.

      In addition, the manufacture of our products may be dependent upon the intellectual property we develop jointly with some of our suppliers, including suppliers of catalysts and substrates. For example, under some of our joint development programs with manufacturers of catalysts and substrates for our fuel processors, we will share intellectual property rights in jointly-developed inventions, although we retain a royalty-free, exclusive license, including to the exclusion of the other party, to any inventions relating to fuel processors and fuel processing methods for the production of hydrogen. For more discussion of our intellectual property rights under these joint development agreements, please read the section of this prospectus entitled "-- Key Relationships--Joint Development Programs." There can be no assurance, however, that we will maintain relationships with any of the suppliers with which we have entered into joint development agreements, and to the extent that the processes our manufacturers use to manufacture components of our fuel processors are proprietary, we may be unable to obtain comparable components from alternative suppliers.

      Some of our patents, in particular, patents related to fuel processor technology, are in part the result of research and development programs funded in part by the government and are subject to the risk of the exercise of "march-in" rights by the government. March-in rights refer to the right of the government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to take effective steps to achieve practical application of the technology. In addition, these "march-in" rights permit the government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents.

      In Europe, Nuvera has entered into three association agreements with Italy's National Agency for Alternative Energy, or ENEA. Under one of these agreements, Nuvera owns a patent on certain fuel cell hardware technology. Upon the commercialization of products using such patented technology, ENEA may request Nuvera to pay royalties for recovery of a portion of the funding ENEA provided under the agreement in an amount mutually agreed between ENEA and Nuvera, but in no case greater than (Euro)668,000, or approximately $587,000, based on the September 30, 2000 exchange rate. In addition, Nuvera is a party to various development contracts funded by the European Union. Under one of these contracts, we own a patent on the development of technology relating to the humidification and cooling of a fuel cell stack achieved by the same stream of water. The European Union has no march-in rights with respect to any of the technology developed under its development contracts with Nuvera. However, pursuant to our development contracts funded by the European Union, the Joint Research Centre of the European Union has a non-exclusive, royalty-free license and right to access and use patents, registered designs, copyrights and other information generated by any contractor or subcontractor working under such contracts.

      In addition, we rely on confidentiality agreements to protect our unpatented information, know-how and trade secrets. We believe that our success is substantially dependent on the knowledge, experience and technical expertise of our employees. In this regard, our U.S. employees are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while employed by us. These agreements also contain non-solicitation clauses for the term of employment and for one year thereafter. There can be no assurance, however, that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors. Employees of Nuvera Europe are not bound by any contractual confidentiality agreements; however, Italian legislation requires employees to keep confidential the proprietary information of their employer. Italian legislation also stipulates that any invention created by an employee using the resources of his or her employer is the property of his or her employer.

Raw Materials

      The raw materials and supplies required for the production of our principal products are generally available in quantities adequate to meet our needs. There is a limited number of suppliers for some of the key components of our products, but we do not anticipate difficulties in obtaining these components from those suppliers.

Government Regulation

      We do not believe that we will be subject to existing U.S. federal and state regulatory commissions governing traditional electric utilities and other regulated entities. We anticipate, however, that our residential products and the installation of these products, once commercialized, will likely become subject to oversight and regulation at the local level in accordance with state and local ordinances relating to building codes, safety, pipeline connections and other safety-related matters. Any government regulation may depend, in part, upon whether an integrated fuel cell system is placed outside or inside a home or business. At this time, we cannot anticipate which jurisdictions, if any, will impose regulations upon our products or the installation of our products. We also cannot anticipate the extent to which any existing or new regulations may affect our ability to distribute, install and service our products. Once our products reach the commercialization stage and we begin distributing them to our early target markets, federal, state or local government entities or competitors may seek to impose regulations. We intend to encourage the standardization of industry codes to avoid having to comply with differing regulations on a state-by-state or locality-by-locality basis.

      We are also subject to various international, federal, state and local laws and regulations relating to, among other things, land use, safe working conditions, handling and disposal of hazardous and potentially hazardous substances and emissions of pollutants into the atmosphere. Our business exposes us to the risk of harmful substances escaping into the environment, resulting in potential personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. To date, we are not aware of any claims or liabilities under these existing laws and regulations that would materially affect our results of operations or financial condition.

   We have made and will continue to make capital and other expenditures relating to environmental compliance. Although we currently do not expect that any capital or other expenditures relating to environmental compliance or other environmental matters will be material through 2002, we may be required to make material expenditures in the future. Environmental laws are complex, change frequently and have tended to become stringent over time. Accordingly, we cannot assure you that environmental laws applicable to our business will not change or become more stringent in the future in a manner that could materially adversely effect our results of operations or financial condition.

Facilities

      Our principal executive offices are located in Cambridge, Massachusetts. The corporate headquarters facility, which we sublease from AD Little, comprises approximately 33,614 rentable square feet and houses our administrative, research and development, engineering, information systems, marketing, sales and service and support groups. The current agreement terminates on December 31, 2005, and will automatically be renewed for two additional terms, the first expiring on January 1, 2008 and the second on January 1, 2010, unless we notify AD Little that we wish to terminate the lease at least 18 months prior to the relevant term. Payments, which total $690,000 per year, are made on a monthly basis. In addition, we will pay to AD Little an annual service fee of $616,400, payable on a monthly basis, for our share of real estate taxes and assessments, utility charges and maintenance costs. In November 2000, we completed the construction of a 9,000 square foot production facility in Cambridge.

      We also occupy offices of approximately 3,000 square feet, research and development and engineering facilities with a combined area of approximately 5,000 square feet and a recently-built production facility of approximately 5,200 square feet in Milan, Italy, all of which we lease from Finisola S.p.A., the real estate company of the Oronzio De Nora Group. The leases are due to expire on June 30, 2006, and each will automatically be renewed for an additional six-year term unless either party notifies the other that it wishes to terminate the relevant lease at least six months prior to its expiration. Payments, which total 178 million Italian lira, or approximately $81,000 plus taxes, per year, based on the September 30, 2000 exchange rate are made on a quarterly basis.

Competition

      There are a number of companies located in the United States, Canada, Europe and Japan that are developing fuel processor and proton exchange membrane fuel cell technology. Many of these companies possess greater financial and personnel resources than we do and represent significant competition.

      Competitors in the development of fuel processors include Gas Tech Inc., Hydrogen Burner Technology Inc., IdaTech, International Fuel Cells, Johnson Matthey plc, McDermott International and Universal Oil Products, Inc. Some of our competitors have greater financial resources, more extensive manufacturing capabilities and more relationships with suppliers and original equipment manufacturers than we do. However, we are one of the few companies that has developed a fuel processor capable of operating on a variety of commonly available hydrocarbon fuels. We believe we were the first company to demonstrate publicly the use of a fuel processor to reform gasoline into hydrogen to generate power from a fuel cell stack. We have published the results of tests and demonstrations of our fuel processors for transportation applications in a number of articles published by the Society of Automotive Engineers, Inc. Although other companies have claimed to have the ability to convert gasoline into hydrogen, we are unaware of any public demonstrations of this reforming technology to generate power from a fuel cell stack.

      Competitors in the market for proton exchange membrane fuel cell stacks for stationary applications include Avista Labs, Ballard Power Systems, Inc., Energy Partners L.C., H Power Corp., International Fuel Cells, Plug Power Inc. and Sanyo Electric Co., Ltd. Competitors in the market for proton exchange membrane fuel cell stacks for transportation applications include Ballard Power Systems, Inc., General Motors Corporation and International Fuel Cells. A number of major automobile and manufacturing companies also have in-house proton exchange membrane fuel cell development efforts. To the extent publicly disclosed, the primary efforts of many of these companies, including Ballard Power Systems, Inc. and International Fuel Cells, appear to have been directed toward the development of proton exchange membrane fuel cell systems for automotive and large stationary power applications. Some of these competitors have a longer history in the U.S. fuel cell stack market, access to greater financial resources and more extensive manufacturing capabilities than we do, and some have established relationships with suppliers and original equipment manufacturers, including automobile manufacturers. We believe, however, that our fuel cell stacks feature several technological strengths, including our use of advanced catalysts and gas diffusion electrodes that we believe will improve operating efficiency, sheet metal bipolar plates that we believe will facilitate low-cost, high-volume assembly and advanced stack-sealing structures that we believe will reduce maintenance costs.

      We believe that our technology is more advanced than that of our potential proton exchange membrane fuel cell technology competitors. We plan to maintain our lead by diligent prosecution of patents, continuing research and development advancements, commercialization of our products and the formation of strategic relationships with leading companies within each of the industry groups that comprise our targeted market base. Once we begin selling our products, we intend to compete primarily on the basis of cost, reliability, efficiency and environmental considerations.

      We also compete with companies that are developing other types of fuel cells. There are four types of fuel cells other than proton exchange membrane fuel cells that are generally considered to have viable commercial applications: phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cells differs in the component materials, as well as in its overall operating temperature. While all fuel cell types have environmental and efficiency advantages over traditional power sources, we believe that proton exchange membrane fuel cells can be manufactured less expensively and are more efficient and the most practical in small-scale applications and for our target markets. The electrical efficiency of a fuel cell stack means the ratio of the gross electrical energy generated by a fuel cell stack to the hydrogen energy value fed to the fuel cell stack.

      In premium power applications, our products will also compete with current conventional power sources such as batteries and providers of on-grid electricity. To be competitive with electricity provided by the grid, we believe that our products need to be at or near parity with on-grid electricity on the basis of cost and provide additional benefits. We expect that the most important additional benefit will be immunity to utility "brown-outs" and "black-outs" that have affected many areas of the U.S., particularly in the summertime.

      In residential applications, our products will compete with other distributed generation technologies, including reciprocating engines and solar and wind power. We believe that our integrated fuel cell systems will have a competitive advantage in that they can be more easily scaled to residential size and will be more efficient in handling the load profile of residential customers. We also believe that our integrated fuel cell systems will be quieter, environmentally cleaner and more efficient than reciprocating engines, and less expensive to install, service and maintain than solar and wind power. The electrical efficiency of a power module or an integrated fuel cell system means the ratio of the electrical energy generated in the conversion of the feedstock fuel to the total energy contained in the fuel. Unlike solar and wind power, our integrated fuel cell systems will provide continuous power.

      In transportation applications, advanced batteries are expected to be another competitor of our products. Research and development in battery technology is being conducted to improve performance, reduce weight, lower cost and decrease recharging time to meet the requirements for an electric vehicle for the zero emission vehicle market. We believe our products can complement the use of batteries in hybrid battery-fuel cell vehicles for the zero emission vehicle market.

Employees

      As of December 31, 2000, we had 168 employees and independent contractors, 125 based in Cambridge, Massachusetts and 43 based in Milan, Italy. Of these 168 individuals, approximately 111 were engineers, scientists and other degreed professionals. None of our U.S. employees are covered by any collective bargaining arrangements. Our employees in Italy are covered by a collective bargaining agreement pursuant to Italian law. We believe that our relationships with our employees are good. Each employee in the United States is required to execute a confidentiality and non-solicitation agreement as part of the terms of employment. Our employees in Italy are required by the Italian civil code to keep confidential our proprietary information. In addition, some of our key European employees have signed non-competition agreements.

Legal Proceedings

      We may from time to time be involved in legal proceedings in the ordinary course of our business. We are not currently subject to any pending legal proceedings and claims in the ordinary course of business that, either individually or taken as a whole, would have a material adverse impact on our financial position, results of operations or cash flows.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

      Our directors, executive officers and key employees, and their ages and positions, as of January 1, 2001 are as follows:

Name                      Age Position
----                      --- --------
Directors and Executive
 Officers
Mark A. Brodsky.........  44  Acting Chief Executive Officer, President, Director
Jeffrey Bentley.........  46  Chief Operating Officer, Senior Vice President
Michele Tettamanti......  41  Chief Operating Officer, Senior Vice President
James Calvin Cross III..  35  Vice President, Technology
William Leonard           34  Vice President, Engineering
 Mitchell...............
J. Barclay Collins......  56  Director
Federico De Nora........  32  Director
John A. Gartman.........  52  Director
Franco Ladavas..........  58  Director
Lorenzo C. Lamadrid.....  50  Director
John Lavin..............  53  Director
Eugenio Morpurgo........  39  Director
Mauro Saponelli.........  44  Director

Key Employees
Antonio Maggiore........  36  Technical Manager, Nuvera Europe
Lawrence G. Clawson.....  62  Principal Engineer
Srinivasa K. Prabhu.....  33  Director, Transportation
Prashant S. Chintawar...  31  Senior Manager
Alessandro Delfrate.....  38  Sales Manager, Nuvera Europe
Giampaolo Sibilia.......  36  Production Manager, Nuvera Europe
Anne O'Brien Troutman...  44  Secretary and Acting General Counsel
John Raughtigan.........  40  Controller
Silvio Monti............  35  Controller, Nuvera Europe
Stephen Gustave Block...  43  Program Manager
Katia Franchi...........  30  Manager of Experimental Activities and Laboratories, Nuvera Europe

  Directors and Executive Officers

      Mark A. Brodsky has been President and a director since April 2000 and Acting Chief Executive Officer since January 1, 2001. Upon execution of a formal employment agreement with us, he is expected to resign as Executive Vice President, Finance and Development of AD Little, a business and technology consulting firm and one of our significant stockholders, where he has served from July 1999, at which time he will become our Chief Executive Officer. He also supervised fuel cell technology activities at Epyx Corporation. Mr. Brodsky has been a member of the board of directors of Pyxsys Corporation, a storage systems company, since October 1999. He served on the board of directors of c-quential, Inc., a global management and technology consulting firm serving the telecommunications, information technology, media and electronics industries, from March 2000 to August 2000. From September 1996 to June 1999, Mr. Brodsky served as Commercial Director of Enron Corp., an oil and gas company, and from September 1992 to September 1996 he served as Vice President, Finance of Merrill International, an international large-scale project development company. From 1986 to 1992, he was Finance Manager for International Operations at GE Aerospace.

      Jeffrey Bentley has been Chief Operating Officer and Senior Vice President since April 2000. Prior to joining Nuvera, Mr. Bentley was employed at AD Little since April 1986, becoming Vice President in 1996, then Chief Operating Officer of Epyx Corporation since its inception in 1997. From 1982 to 1986, he served as Manager of Manufacturing and Design Engineering at Computervision, a company specializing in the development of computer-aided design and drafting systems. Prior to 1982, he was a thermodynamic engineer and program manager for General Dynamics in San Diego, California, assisting in the development of the Tomahawk Cruise Missile. Mr. Bentley holds an S.B. and S.M. in Mechanical Engineering from the Massachusetts Institute of Technology.

      Michele Tettamanti has been Chief Operating Officer and Senior Vice President of Nuvera and Chief Operating Officer of Nuvera Europe since April 2000. Prior to joining Nuvera, he was Chief Operating Officer of De Nora Fuel Cells S.p.A. from October 1999. Mr. Tettamanti joined De Nora S.p.A., an affiliate of Nuvera, in 1985, becoming Sales Manager in 1995, and General Manager of the company's fuel cell division in January 1999. Mr. Tettamanti holds a degree in Industrial Chemistry from Universita degli Studi of Milan, Italy.

      James Calvin Cross III joined Nuvera, then Epyx Corporation, as Director, Research and Development in January 1999 and was made Director, Technology Development in January 2000 and Vice President, Technology in December 2000. Prior to holding his positions at Nuvera, Mr. Cross worked as a consultant in the Technology and Product Development division of AD Little since January 1996. From July 1993 to December 1995, Mr. Cross was a researcher at the Energy Systems Group of Battelle Memorial Institute, a non-profit research and development organization. Mr. Cross holds an S.B. in Chemical Engineering from the Massachusetts Institute of Technology, an M.S.E in Chemical Engineering from Princeton University and an M.S. in Scientific Computing from Stanford University.

      William Leonard Mitchell has been Vice President of Engineering since April 2000. Prior to joining Nuvera, Mr. Mitchell was employed at AD Little starting in March 1995, becoming Program Manager of the Hydrogen Technologies Unit in 1997, then Vice President of Epyx Corporation since its inception in 1997. From June 1991 to March 1995, he was a faculty member at The Pennsylvania State University. Mr. Mitchell holds a B.S. and M.S. in Mechanical Engineering from The Pennsylvania State University.

      J. Barclay Collins has been a director since August 2000. He has served as Executive Vice President and General Counsel of Amerada Hess Corporation, a leading independent energy company and a stockholder of Nuvera, since 1985 and has been a director of Amerada Hess since 1986. Mr. Collins has also served as director of Dime Bancorp, Inc. since 1993.

      Federico De Nora has been a director since April 2000. He has been employed by various entities of the Oronzio De Nora Group, an affiliate of Nuvera, since 1988, serving as Planning and Organization Manager from 1993 to 1997 and as Executive Vice President from 1998 to May 2000 of De Nora S.p.A. Since May 2000, Mr. De Nora has served as Chief Executive Officer of both De Nora Impianti S.p.A. and De Nora Elettrodi S.p.A.

      John A. Gartman has been a director since April 2000. He has served as Senior Vice President, Energy Marketing of Amerada Hess Corporation since September 1997. From June 1969 to September 1997, Mr. Gartman served as Vice President of Public Service Electric and Gas Company, a utilities company.

      Franco Ladavas has been a director since April 2000. He has served as President of Nuvera Europe since October 1999. Mr. Ladavas has also been the Industrial Strategy Director of Norfin S.p.A., the holding company of the Oronzio De Nora Group, since January 2000. Mr. Ladavas has worked for the Oronzio De Nora Group since 1968, serving as Commercial Director of De Nora S.p.A. from 1993 to 1995, Managing Director of De Nora S.p.A. and President of DNP Services from 1996 to May 2000, and a member of the board of directors of De Nora S.p.A. from 1993 to December 1999. He has also served as a member of the board of directors of Titanor Components Ltd., a subsidiary of the Oronzio De Nora Group, since July 1994, and President from June to September 2000.

      Lorenzo C. Lamadrid has been a director since April 2000. Since July 1999, he has served as President, Chief Executive Officer and a member of the board of directors of AD Little. Mr. Lamadrid also serves as Chairman of the board of directors of c-quential, Inc. Prior to accepting his positions at AD Little, Mr. Lamadrid was employed by Western Resources Inc., serving as President of Western Resources International, Ltd. from 1996 to 1999 and as Managing Director and founding partner of The Wing Group, a leading international electric power project-development company, from 1993 to 1999. Prior to joining Western Resources, Mr. Lamadrid spent eight years with the General Electric Company. He was a corporate officer, serving as Vice President and General Manager with GE Aerospace and head of International Operations from 1986 to 1992, and a Corporate Staff Executive for strategic planning and business development from 1984 to 1986. Mr. Lamadrid was also one of the founders of the Boston Beer Company (Samuel Adams). Prior to working for GE, Mr. Lamadrid worked for six years at the Boston Consulting Group. Mr. Lamadrid holds a dual bachelor's degree in Chemical Engineering and Administrative Science from Yale University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

      John Lavin has been a director since April 2000. He has served as a Senior Vice President of AD Little since January 1999. Mr. Lavin has also served as the Chairman of the board of directors of DiRad Technologies, Inc., a computer telephony systems company, since October 1995. From 1998 to June 1999, he was President of the Utility Cable Division of BICC Cables Corp. Previously, he held a series of executive positions at General Electric. Mr. Lavin holds a B.S.E.E. from the University of Notre Dame, an M.B.A. from Harvard Business School and an M.S.E.E. from Cornell University.

      Eugenio Morpurgo has been a director since April 2000. He has served as Chief Executive Officer of Fineurop Soditic S.p.A., an Italian corporate finance advisory services firm, since April 1998. From January 1993 to March 1998, Mr. Morpurgo was the head of the Mergers and Acquisitions department of SOPAF, an Italian investment bank. From 1987 to 1993, he was in the investment banking department of Deutsche Bank Group in Frankfurt, London and Milan. Prior to joining Deutsche Bank, Mr. Morpurgo spent over two years at the Corporate Finance Department of Matuschka Group in Munich, Germany. In 1984, he graduated, magna cum laude, from the University Bocconi in Milan, Italy, with a degree in Business Administration.

      Mauro Saponelli has been a director since April 2000. From October 1986 to June 1995, he served as Chief Financial Officer of Norfin S.p.A., and from June 1995 to the present has been serving as Chief Operating Officer of Norfin S.p.A.

  Key Employees

      Antonio Maggiore has served as Technical Manager of Nuvera Europe since April 2000. Mr. Maggiore previously worked at De Nora S.p.A. since January 1992 and was made Program Manager of the Fuel Cell Research and Development Department in April 1995, and Technical Manager of the fuel cell division in February 1999. Mr. Maggiore holds a degree in Mechanical Engineering from Milan Polytechnic.

      Lawrence G. Clawson joined Nuvera, then Epyx Corporation, in 1997 as Principal Engineer. From 1994 to 1997, he was a consultant at AD Little. Mr. Clawson holds an S.B. and S.M. in Mechanical Engineering from the Massachusetts Institute of Technology and an S.M. in Management from the Massachusetts Institute of Technology Sloan School of Management.

      Dr. Srinivasa K. Prabhu joined Nuvera, then Epyx Corporation, in January 1999 and was made Senior Manager in April 2000 and Director, Transportation in November 2000. Prior to working at Nuvera, he was Program Manager at AD Little from 1997 to 1998. Previously, Dr. Prabhu earned a M.S. in Mechanical and Environmental Engineering in 1995 and a Ph.D. in Mechanical Engineering in 1997 from Drexel University.

      Dr. Prashant S. Chintawar joined Nuvera, then Epyx Corporation, in April 1998 and was made Senior Manager in June 2000. From May 1997 to April 1998, he was Senior Research Engineer at KSE, Inc. Previously, Dr. Chintawar earned a Ph.D. in Chemical Engineering from the University of Akron in 1997.

      Alessandro Delfrate has served as Sales Manager of Nuvera Europe since April 2000. Mr. Delfrate previously worked at De Nora S.p.A. since November 1996 as Product Manager in charge of product development and global sales of titanium anodes for cathodic protection. From March 1994 to October 1996, he served as Technical Manager for Nuova Polmet S.r.l., an Italian company specializing in the design and installation of cathodic protection systems for steel in concrete. Mr. Delfrate holds a degree in Chemistry from the University of Milan.

      Giampaolo Sibilia has served as Production Manager of Nuvera Europe since September 2000. Prior to assuming this position, Mr. Sibilia worked at ST Microelectronics, a semiconductor manufacturing company, as Equipment Engineer from 1995 to December 1997 and was made Mechanical Test Equipment Selection Leader for semiconductor testing in January 1998. Mr. Sibilia holds a degree in Aeronautical Engineering from Milan Polytechnic.

      Anne O'Brien Troutman joined Nuvera in October 2000 as Secretary and Acting General Counsel. From July 1988 to September 2000, she served as an attorney at AD Little and was made Vice President in July 1996.

      John A. Raughtigan III has served as Controller of Nuvera since January 2001. Prior to joining Nuvera, Mr. Raughtigan was the Director of Corporate Development of The Timberland Company responsible for the financial management of the licensing and brand marketing divisions from 1998 to 2000 and the Assistant Corporate Controller of Timberland from February 1993 to November 1997. Timberland designs, engineers and markets premium-quality footwear, apparel and accessories. From November 1997 to April 1998 he served as Senior Vice President of Paragon Capital, LLC. Mr. Raughtigan is a certified public accountant.

      Silvio Monti has served as Controller of Nuvera Europe since April 2000. From November 1994 to March 2000, Mr. Monti was Accounting Manager in charge of accounting and import export services of DNP Services S.p.A., a trading company for components used by electrochemical plants.

      Stephen Gustave Block has served as Program Manager since April 2000. Prior to joining Nuvera, he was a consulting engineer at AD Little since January 1996.

      Katia Franchi has served as Manager of Experimental Activities and Laboratories of Nuvera Europe since April 2000. Ms. Franchi previously worked at De Nora S.p.A. since July 1995 as Process Engineer of the Fuel Cell Research and Development Department, and in January 1998 was made Project Manager of projects funded by the European Union. Upon the spin-off of De Nora Fuel Cells S.p.A. from De Nora S.p.A., as of October 1999, Ms. Franchi became Manager of the Purchase Department. Ms. Franchi holds a degree in Chemical Engineering from Milan Polytechnic.

Board Composition

      Pursuant to a stockholders' agreement that will terminate prior to the completion of this offering, AD Little, De Nora New Energy Investments B.V. and Amerada Hess voted their shares of Nuvera in such a way as to cause three directors nominated by AD Little, four directors nominated by De Nora New Energy Investments B.V. and two directors nominated by Amerada Hess to be elected to our board of directors. AD Little nominated Messrs. Brodsky, Lamadrid and Lavin; De Nora New Energy Investments B.V. nominated Messrs. De Nora, Ladavas, Morpurgo and Saponelli; and Amerada Hess nominated
Messrs. Collins and Gartman.

      Under the new stockholders' agreement that will go into effect prior to the completion of this offering, the number of our directors will be fixed at thirteen. AD Little, De Nora New Energy Investments B.V. and Amerada Hess will agree to vote their shares of Nuvera in such a way as to cause three directors nominated by AD Little, four directors nominated by De Nora New Energy Investments B.V. and two directors nominated by Amerada Hess to be elected to our board of directors. In addition, one director will be our Chief Executive Officer and three will be independent directors, as required by the listing standards of the Nasdaq National Market. For a description of this agreement, please read "Related Party Transactions--New Stockholders' Agreement." Our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. As a result, a portion of our board of directors will be elected each year. After the appointment of our independent directors, the board of directors will consist of five class I directors, four class II directors and four class III directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2004, 2003 and 2002, respectively. The initial class I directors will be Messrs. Brodsky, Collins, Lamadrid and Saponelli. The initial class II directors will be a director to be named, and Messrs. De Nora and Ladavas. The initial class III directors will be Messrs. Gartman, Morpurgo and Lavin.

      There are no family relationships among any of our directors, executive officers or key employees.

Board Committees

  Audit Committee

      We expect to form an Audit Committee composed of three independent directors. The Audit Committee will review and, as it deems appropriate, will recommend to the board of directors the internal accounting and financial controls for Nuvera and the accounting principles and auditing practices and procedures to be employed in preparation and review of the financial statements of Nuvera. The Audit Committee will also make recommendations to the board of directors concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors. In addition, the Audit Committee will review related party transactions.

  Finance Committee

      The Finance Committee is comprised of Messrs. Brodsky, Saponelli and Gartman. The Finance Committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of our officers and other managerial employees and the establishment and administration of employee benefit plans, including our 2000 stock incentive plan. The Finance Committee also consults with our officers as may be requested regarding managerial personnel policies.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Finance Committee.

Executive Compensation

      The following table sets forth information concerning the compensation paid to Mark A. Brodsky, our Acting Chief Executive Officer, Ashok Kalelkar, our former president, and Nuvera's four other most highly compensated executive officers during Nuvera's fiscal year ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                          Long-Term Compensation
                                                       -----------------------------
                              Annual Compensation             Awards         Payouts
                          ---------------------------- --------------------- -------
                                                                  Securities
                                          Other Annual Restricted Underlying  LTIP    All Other
   Name and Principal     Salary   Bonus  Compensation   Stock     Options   Payouts Compensation
        Position            ($)     ($)       ($)      Awards ($)    (#)       ($)      ($)(1)
   ------------------     ------- ------- ------------ ---------- ---------- ------- ------------
Mark A. Brodsky(2)        350,000 175,000    30,000        --           --      --           --
 Acting Chief Executive
 Officer, President and
 Director
Jeffrey Bentley
 Chief Operating Offi-    170,000  68,000        --        --       93,240      --    1,081,573
 cer,
 Senior Vice President
Michele Tettamanti(3)
 Chief Operating Offi-     72,421      --    20,368        --       93,240      --           --
 cer,
 Senior Vice President
James Calvin Cross III    120,000  42,000        --        --       40,670      --      703,100
 Vice President,
 Technology
William Leonard Mitchell  150,000  52,500        --        --       56,000      --      811,235
 Vice President,
 Engineering
Ashok Kalelkar(4)         157,500                                                        55,768
 Former President                      --        --        --           --      --

--------
(1) Consists of stock grants to Messrs. Bentley, Cross and Mitchell of 68,054, 44,240 and 51,044 shares of common stock with a fair market value of $15.89 per share at the date of grant, and amounts contributed to benefit plans in respect of prior years on a tax deferred basis for Mr. Kalelkar.
(2) Mr. Brodsky received the compensation set forth in the table in respect of his services to AD Little, which included some services to Nuvera. Other annual compensation consisted of $30,000 contributed by Nuvera to a pension plan for Mr. Brodsky's benefit. Mr. Brodsky holds 7,500 unvested restricted shares of AD Little common stock.
(3) Mr. Tettamanti received a salary of 160,000,000 Italian lira or approximately $72,421, based on the exchange rate as of September 30, 2000. He also received 45,000,000 Italian lira or approximately $20,368, based on the exchange rate as of September 30, 2000, as reimbursement for the payment of taxes.
(4) Mr. Kalelkar received the compensation set forth in the table in respect of his services to AD Little, which included some services to Nuvera. Mr. Kalelkar resigned as our Chief Executive Officer and President in April 2000.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information concerning grants of stock options made to the executive officers named in the Summary Compensation Table under our 2000 stock incentive plan during Nuvera's fiscal year ended December 31, 2000.

                    OPTION GRANTS IN LAST FISCAL YEAR (2000)

                                                                                      Potential
                                                                                  Realizable Value
                                                                                     at Assumed
                                                                                   Annual Rates of
                                                                                     Stock Price
                                                                                  Appreciation for
                               Individual Grant                                      Option Term
--------------------------------------------------------------------------------  ----------------
                             Number of        Percent
                            Securities       of Total
                            Underlying    Options Granted Exercise or
                          Options Granted to Employees in Base Price  Expiration
          Name                  (#)         Fiscal Year     ($/Sh)       Date     5% ($)    10% ($)
------------------------  --------------- --------------- ----------- ---------- --------- ---------
Mark A. Brodsky                   --             --             --         --           --        --
 Acting Chief Executive
 Officer, President
 and Director
Jeffrey Bentley                                  15%                     2010    1,553,685 3,262,970
 Chief Operating Offi-        93,240                         14.29
 cer,
 Senior Vice President
Michele Tettamanti                               15%                     2010    1,220,685 2,929,970
 Chief Operating Offi-        93,240                         17.86
 cer,
 Senior Vice President
James Calvin Cross III                            6%                     2010      677,696 1,423,263
 Vice President,              40,670                         14.29
 Technology
William Leonard Mitchell                          9%                     2010
 Vice President,              56,000                         14.29                 933,144 1,959,742
 Engineering
Ashok Kalelkar                    --             --             --         --           --        --
 Former President

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

      The following table sets forth information concerning option exercises by the executive officers named in the Summary Compensation Table during Nuvera's fiscal year ended December 31, 2000.

             AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (2000)
                       AND FISCAL YEAR END OPTION VALUES

                                                 Number of Securities      Value of Unexercised
                                                Underlying Unexercised         In-the-Money
                                                      Options at                Options at
                                                 December 31, 2000 (#)     December 31, 2000 ($)
                                               ------------------------- -------------------------
                            Shares
                          Acquired on  Value
                           Exercise   Realized
          Name                (#)       ($)    Exercisable Unexercisable Exercisable Unexercisable
------------------------  ----------- -------- ----------- ------------- ----------- -------------
Mark A. Brodsky               --        --         --            --          --             --
 Acting Chief Executive
 Officer,
 President and Director
Jeffrey Bentley               --        --         --         93,240         --         439,560
 Chief Operating Offi-
 cer, Senior Vice Presi-
 dent
Michele Tettamanti            --        --         --         93,240         --         106,560
 Chief Operating Offi-
 cer, Senior Vice Presi-
 dent
James Calvin Cross III        --        --         --         40,670         --         191,730
 Vice President,
 Technology
William Leonard Mitchell      --        --         --         56,000         --         264,000
 Vice President,
 Engineering
Ashok Kalelkar                --        --         --            --          --             --
 Former President

Employment Agreements with Management

      We intend to enter into an at will employment agreement with Mr. Brodsky, our Acting Chief Executive Officer, at which time he will become our Chief Executive Officer. We expect the employment agreement to have a term of four years and to provide for an annual salary of $250,000, a signing bonus of $100,000 and an annual bonus to be determined under a forthcoming bonus plan for our executives. The agreement also will provide for a stock option grant pursuant to our 2000 stock incentive plan for the purchase of up to 280,000 shares of our common stock. 70,000 options will vest upon the completion of this offering. The remaining options will vest at a rate of 70,000 shares on each of the first three anniversaries of the completion of this offering. If we terminate Mr. Brodsky's employment without cause, Mr. Brodsky will receive a lump sum payment equal to his salary for one year and the options scheduled to vest in the year of termination will vest immediately. If we terminate Mr. Brodsky's employment for cause, no unvested options will vest. Should a change of control occur and Mr. Brodsky is terminated without cause, any unvested options will vest immediately. If Mr. Brodsky's employment is terminated due to death or disability, he will receive his base salary through the date of his termination, the earned but unpaid portion of any bonuses and the proceeds of life insurance, and any options scheduled to vest in the year of termination will vest immediately. Under the agreement, Mr. Brodsky will agree that he will not solicit any of our employees for two years after the termination of his employment and will not compete with us for one year after the termination of his employment. The agreement also provides for a performance review between six and twelve months after commencement of employment.

      We intend to enter into an at will employment agreement with Mr. Bentley, our Chief Operating Officer and Senior Vice President. We expect the employment agreement to provide for an annual salary of $170,000 and an annual bonus to be determined under a forthcoming bonus plan for our executives. The agreement will also provide for a stock option grant pursuant to our 2000 stock incentive plan for the purchase of up to 93,240 shares of our common stock. If we terminate Mr. Bentley's employment without cause, Mr. Bentley will continue to receive his salary for one year after termination and the earned but unpaid portion of any bonuses. In addition, if we terminate Mr. Bentley's employment without cause prior to September 2002, the options scheduled to vest in the year of termination will vest immediately, and the remaining options will vest according to the schedule in his option agreement. If we terminate Mr. Bentley's employment without cause in or after September 2002, options scheduled to vest by September 2004 will vest immediately. If we terminate
Mr. Bentley's employment for cause, no unvested options will vest. Should a change of control occur prior to October 1, 200l and Mr. Bentley is terminated without cause, he will receive severance pay for one year and an additional lump sum amount equal to six months salary, and any unvested options will vest immediately. If Mr. Bentley's employment is terminated due to death or disability, he will receive his base salary through the date of his termination, the earned but unpaid portion of any bonuses and the proceeds of life insurance, and any options scheduled to vest in the year of termination will vest immediately. Under the agreement, Mr. Bentley will agree that he will not solicit any of our employees for two years after the termination of his employment and will not compete with us for one year after the termination of his employment. The agreement will also provide for a performance review between six and twelve months after commencement of employment.

      We intend to enter into an at will employment agreement with Mr. Cross, our Vice President, Technology. We expect the employment agreement to provide for an annual salary of $132,000 and an annual bonus to be determined under a forthcoming bonus plan for our executives. The agreement will also provide for a stock option grant pursuant to our 2000 stock incentive plan for the purchase of up to 40,670 shares of our common stock. If we terminate Mr. Cross's employment without cause, Mr. Cross will continue to receive his salary for one year after termination and the earned but unpaid portion of any bonuses. In addition, if we terminate Mr. Cross's employment without cause prior to December 31, 2002, the options scheduled to vest in the year of termination will vest immediately, and the remaining options will vest according to the schedule in his option agreement. If we terminate Mr. Cross's employment without cause after December 31, 2002, options scheduled to vest by December 31, 2004 will vest immediately. If we terminate Mr. Cross's employment for cause, no unvested options will vest. Should a change of control occur prior to October 1, 2001 and Mr. Cross is terminated without cause, he will receive severance pay for one year and an additional lump sum amount equal to six months salary, and any unvested options will vest immediately. If Mr. Cross's employment is terminated due to death or disability, he will receive his base salary through the date of his termination, the earned but unpaid portion of any bonuses and the proceeds of life insurance and any options scheduled to vest in the year of termination will vest immediately. Under the agreement, Mr. Cross will agree that he will not solicit any of our employees for two years after the termination of his employment, and will not compete with us for one year after the termination of his employment. The agreement will also provide for a performance review between six and twelve months after commencement of employment.

      We intend to enter into an at will employment agreement with Mr. Mitchell, our Vice President, Engineering. We expect the employment agreement to provide for an annual salary of $150,000 and an annual bonus to be determined under a forthcoming bonus plan for our executives. The agreement will also provide for a stock option grant pursuant to our 2000 stock incentive plan for the purchase of up to 56,000 shares of our common stock. If we terminate Mr. Mitchell's employment without cause, Mr. Mitchell will continue to receive his salary for one year after termination and the earned but unpaid portion of any bonuses. In addition, if we terminate Mr. Mitchell's employment without cause prior to September 2002, the options scheduled to vest in the year of termination will vest immediately, and the remaining options will vest according to the schedule in his option agreement. If we terminate Mr. Mitchell's employment without cause in or after September 2002, options scheduled to vest by September 2004 will vest immediately. If we terminate Mr. Mitchell's employment for cause, no unvested options will vest. Should a change of control occur prior to October 1, 2001 and

Mr. Mitchell is terminated without cause, he will receive severance pay for one year and an additional lump sum amount equal to six months salary, and any unvested options will vest immediately. If Mr. Mitchell's employment is terminated due to death or disability, he will receive his base salary through the date of his termination, the earned but unpaid portion of any bonuses and the proceeds of life insurance and any options scheduled to vest in the year of termination will vest immediately. Under the agreement, Mr. Mitchell will agree that he will not solicit any of our employees for two years after the termination of his employment, and will not compete with us for one year after the termination of his employment. The agreement will also provide for a performance review between six and twelve months after commencement of employment.

2000 Stock Incentive Plan

      Our board of directors has adopted the Nuvera Fuel Cells, Inc. 2000 stock incentive plan pursuant to which employees, directors who are officers or employees and consultants of Nuvera and its subsidiaries are eligible to receive stock options, restricted stock and other stock-based awards, including stock appreciation rights and rights to dividends and dividend equivalents. The purposes of the plan are to promote the interests of Nuvera and its stockholders by strengthening our ability to attract, motivate and retain employees, directors and consultants of exceptional ability and to provide a means to encourage stock ownership and a proprietary interest in Nuvera by its selected employees, directors and consultants upon whose judgment, initiative and efforts the financial success and growth of our business largely depends.

  Shares Available for Awards

      The maximum number of shares of common stock that may be issued pursuant to awards granted under the plan is 2,465,736, and no participant may receive stock options or stock appreciation rights in any calendar year that relate to more than 280,000 shares, subject to adjustment by the Finance Committee for stock splits and other events as set forth in the plan. Substitute awards, or equity awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company which we acquire or with which we combine, will not reduce the number of shares available for issuance under the plan.

  Material Features of the Plan

      Our board of directors has authorized the Finance Committee to administer the plan. The committee will have, among other powers, the power to interpret the plan, to determine the terms and provisions of the award agreements, to adopt rules and regulations relating to the plan and to make all other determinations necessary or advisable for plan administration. Decisions of the committee are final, conclusive and binding upon all parties.

      The Finance Committee will have sole discretion to grant to eligible participants one or more equity awards. The committee will determine the number of shares subject to any award granted to any participant. If the committee determines that a dividend or other distribution, recapitalization, stock split or other corporate transaction (as more fully described in the plan) affects the shares in such a way that an adjustment is appropriate to prevent dilution or enlargement of the benefits, or potential benefits, intended to be made available under the plan, the committee may equitably adjust:

    . the number and type of shares (or other securities or property) which may be made the subject of awards,

    . the number and type of shares (or other securities or property) subject to outstanding awards, and

    .  the grant, purchase or exercise price with respect to any award.

     Any shares of stock deliverable under the plan may consist of authorized and unissued shares or treasury shares.

     The exercise price of stock under any stock option and the grant or purchase price of restricted stock may be less than 100% of the fair market value of the stock on the date of the grant of the award. The Finance Committee will determine the times at which options and other purchase rights may be exercised and the methods by which and the forms in which payment of the purchase price may be made. The committee may determine and set forth in the award agreement the terms under which any awards vest and become exercisable. Upon a change of control as defined in the plan, all awards will generally become fully vested and exercisable.

     The Finance Committee may impose restrictions on restricted stock at its discretion. These restrictions may lapse as the committee determines.

     Without our prior written consent, no award granted under the plan may be transferred, assigned or encumbered by the individual to whom it is granted.

     No awards may be granted under the plan after the tenth anniversary of the effective date of the plan.

  Amendment and Termination

     The board of directors may amend, alter, suspend, discontinue or terminate the plan or any portion of the plan at any time. However, stockholder approval must be obtained if such approval is necessary to comply with any tax or regulatory requirement for which or with which the board deems it necessary or desirable to qualify or comply. In addition, the consent of the affected participants must be obtained if the amendment, alteration, suspension, discontinuation or termination would adversely affect the rights of any participant under any outstanding award.

                           RELATED PARTY TRANSACTIONS

Merger and Related Transactions

  Investment and Exchange Agreement

      In April 2000, pursuant to an investment and exchange agreement, Epyx Corporation, De Nora Fuel Cells S.p.A., De Nora New Energy Investments B.V. and AD Little consummated the merger of De Nora Fuel Cells S.p.A. and Epyx Corporation by the sale of 50% of the capital stock of Epyx Corporation to De Nora New Energy Investments B.V. in exchange for 100% of the capital stock of De Nora Fuel Cells S.p.A. Epyx Corporation was renamed Nuvera Fuel Cells, Inc., and De Nora Fuel Cells S.p.A., subsequently renamed Nuvera Fuel Cells Europe S.r.l., became our wholly-owned subsidiary.

      As of the consummation of the merger, all of the assets of AD Little used by Epyx in the development of fuel processors and the development of fuel cell system integration expertise were transferred to Nuvera, including all intellectual property consisting of inventions, patents, patent applications, copyrights, know-how and other intellectual property rights relating to fuel reforming and fuel cell system integration, other than two U.S. Department of Energy research and development contracts relating to the design of a 50 kW proton exchange membrane fuel cell system and the design of next generation proton exchange membrane fuel cell stacks, respectively. Similarly, all of the assets of De Nora New Energy Investments B.V. and its affiliates used by De Nora Fuel Cells S.p.A. in the development and manufacture of fuel cell stacks and the development of fuel cell system integration expertise were transferred to Nuvera Europe, including all intellectual property consisting of inventions, patents, patent applications, copyrights, know-how and other intellectual property rights relating to fuel cell stacks and fuel cell system integration.

      Pursuant to the investment and exchange agreement, AD Little, De Nora New Energy Investments B.V. and their respective subsidiaries and affiliates are prohibited from performing any work in the reformate fueled direct hydrogen or direct methanol-fueled proton exchange membrane fuel cell systems field in competition with Nuvera prior to April 4, 2004. Accordingly, after April 2004, it is possible that AD Little and De Nora may compete with us in the development of proton exchange membrane fuel cell systems. The investment and exchange agreement also permits AD Little to work in the fields of use in which it has been provided a license pursuant to the license agreement discussed below, and to continue to work under the government contracts referred to above, provided that it grants to Nuvera a royalty-free non-exclusive license in any intellectual property arising out of these contracts. AD Little, De Nora New Energy Investments B.V. and their respective subsidiaries and affiliates may engage in government-sponsored projects in the field of reformate fueled direct hydrogen or direct methanol-fueled proton exchange membrane fuel cell systems if Nuvera is given an opportunity to pursue the project and elects not to pursue the project. The investment and exchange agreement does not restrict AD Little or De Nora from competing with us in the development of alternative power generation technologies other than proton exchange membrane fuel cell technology, including solid oxide fuel cell, microturbine and photo-voltaic technologies.

      In accordance with the investment and exchange agreement, as of April 10, 2000, each of AD Little and De Nora New Energy Investments B.V. made capital contributions to Nuvera in the amount of $3 million. On November 3, 2000, Nuvera, Nuvera Europe, AD Little, Norfin International S.A., De Nora New Energy Investments B.V. and Amerada Hess entered into a capital contribution agreement. Norfin International S.A. is the parent of De Nora New Energy Investments B.V. Under this agreement, AD Little, Norfin International S.A. and Amerada Hess agreed to provide up to a maximum aggregate of $30 million to Nuvera when needed to sustain its operations. Pursuant to this agreement, the obligation of Norfin International S.A. and AD Little is 50.0% each until Norfin International S.A. and AD Little have contributed, in the aggregate, $1 million under the agreement. Thereafter, the obligation of each stockholder is 46.8% for Norfin International S.A., 42.2% for AD Little and 11.0% for Amerada Hess. Subsequent to the purchase by Amerada Hess in January 2001 of 747,194 of our shares from AD Little, the parties amended the capital contribution agreement to adjust the commitment percentages to 46.8% for Norfin International S.A., 37.2% for AD Little and 16.0% for Amerada Hess. All unexercised or undischarged rights and obligations to provide capital contributions to Nuvera under the investment and exchange agreement, including that of AD Little and De Nora New Energy Investments to contribute at least $8 million each to Nuvera by December 31, 2000, were waived under the capital contribution agreement. The capital contribution agreement will terminate on the earlier of the date of the consummation of this offering with proceeds to Nuvera of at least $30 million, the date on which capital contributions under the capital contribution agreement by AD Little, Norfin International S.A. and Amerada Hess exceed $30 million or December 31, 2001.

      In the investment and exchange agreement, AD Little represented and warranted that Epyx had a net worth of $500,000 immediately prior to the merger, and De Nora New Energy Investments B.V. represented and warranted that De Nora Fuel Cells S.p.A. had a net worth of $500,000 immediately prior to the merger.

  Amerada Hess Investment Agreement

      In connection with the merger, pursuant to a separate investment agreement, Amerada Hess purchased 700,000 shares of common stock, or 5% of our then outstanding capital stock, from AD Little, for aggregate consideration of $10 million. AD Little also granted Amerada Hess the right to purchase 700,000 additional shares of common stock of Nuvera from AD Little, upon the occurrence of specified "liquidity events" including Nuvera's initial public offering, at a price equal to the midpoint between the price per share paid by Amerada Hess in its initial purchase of shares and the price of shares in the liquidity event. The capital contribution agreement discussed above terminated the provisions of this investment agreement that related to Amerada Hess's ability to fund capital needs in lieu of AD Little. In July 2000, Amerada Hess purchased 943,824 newly-issued shares of common stock from Nuvera for aggregate consideration of $15 million. In January 2001, Amerada Hess purchased 747,194 shares of Nuvera's common stock from AD Little for aggregate consideration of $12.5 million plus an additional amount per share equal to half the difference between the per-share price paid by Amerada Hess and the offering price of shares in this offering, provided that the aggregate additional amount shall not exceed $2.5 million.

  Old Stockholders' Agreement

      In connection with the merger, Nuvera, AD Little, De Nora New Energy Investments B.V. and Amerada Hess entered into a stockholders' agreement which provides AD Little, De Nora New Energy Investments B.V. and Amerada Hess with the right, subject to certain exceptions, to include their common stock in any registration of common stock made by Nuvera for its own account or for the account of other stockholders of Nuvera. Each of the parties has waived its registration rights with respect to this offering. The stockholders' agreement, as amended, also provides that AD Little, De Nora New Energy Investments B.V. and Amerada Hess would vote their shares of Nuvera in such a way as to cause three directors nominated by AD Little, four directors nominated by De Nora New Energy Investments B.V. and two directors nominated by Amerada Hess to be elected to our board of directors. This stockholders' agreement will terminate in its entirety prior to the completion of this offering.

  License Agreement

      Under a license agreement, Nuvera granted to AD Little a royalty-free, world-wide, non-exclusive right and license, with the right to sublicense, to use all of the intellectual property rights relating to fuel reforming and fuel cell system integration that AD Little assigned and transferred to Nuvera in connection with the merger. The license terminates in 2010 and is limited to the fields of gas-to-liquids fuel processing and fuel conversion for internal combustion engines. Although under the investment and exchange agreement described above, AD Little has agreed not to compete with us in reformate fueled direct hydrogen or direct methanol-fueled proton exchange membrane fuel cell systems until April 2004, it is possible that AD Little may compete with us in the development of proton exchange membrane fuel cell systems thereafter.

New Stockholders' Agreement

      Prior to the completion of this offering, the previous stockholders' agreement among Nuvera, AD Little, De Nora New Energy Investments B.V. and Amerada Hess will terminate and Nuvera, AD Little, De Nora New Energy Investments B.V., Amerada Hess, Fineurop International Limited and Fineureka S.A. will enter into a new stockholders' agreement. We refer to AD Little, De Nora New Energy Investments B.V. and Amerada Hess below as the original stockholders. Fineurop International Limited and Fineureka S.A. are both affiliates of Fineurop Soditic, whose chief executive officer, Eugenio Morpurgo, is a director of Nuvera. The agreement will terminate on its tenth anniversary.

  Composition of the Board

      Under the new stockholders' agreement, our board of directors will consist of thirteen members, of whom four will be designated by De Nora New Energy Investments B.V., three will be designated by AD Little, two will be designated by Amerada Hess, one will be our chief executive officer and three will be independent directors, as required by the listing standards of the Nasdaq National Market. Directors will be elected to serve three-year terms on a staggered basis. An original stockholder will lose its right to designate one member of the board with each 25% decrease of its aggregate ownership of common shares as of the date of the agreement.

  Required Consents of the Board

      Under the new stockholders' agreement, without the affirmative approval of at least 66 2/3% of the board, we will not approve:

    . any merger, consolidation, reorganization (including conversion) or other business combination involving Nuvera or any of its subsidiaries (other than of a wholly-owned subsidiary with or into another wholly-owned subsidiary) or any acquisition of Nuvera or any of its subsidiaries by another entity;

    . any reorganization, recapitalization, reclassification, spin-off or combination of any securities of Nuvera or any of its subsidiaries;

    . any liquidation, dissolution, winding up, commencement of bankruptcy, insolvency, liquidation or similar proceedings with respect to Nuvera or any of its subsidiaries;

    . any acquisition by Nuvera or any of its subsidiaries, in a single transaction or a series of related transactions, of any assets, business or operations in the aggregate with a value of more than $1 million, other than as expressly specified in the annual operating budget approved by the board;

    . any sale, transfer, lease, pledge or other disposition by Nuvera or any of its subsidiaries (in a single transaction or a series of related transactions) of any assets, business or operations in the aggregate with a value of more than $500,000, other than as expressly specified in the annual operating budget approved by the board;

    . the declaration or payment of any dividend or other distribution upon any capital stock of Nuvera or any of its subsidiaries, other than dividends and distributions to Nuvera or a wholly-owned subsidiary by a wholly-owned subsidiary;

    . any direct or indirect purchase, redemption, retirement or other acquisition of any capital stock of Nuvera or any of its subsidiaries or any obligation or security convertible or exchangeable into any capital stock of Nuvera, other than repurchases of capital stock issued pursuant to Nuvera's stock option plans and approved by the board;

    . any creation, authorization, increase in the authorized amount or issuance of shares of

     . any class or series of capital stock of Nuvera or any of its subsidiaries,

     . any obligation or security convertible into or exchangeable for shares of any class or series of capital stock of Nuvera or any of its subsidiaries; or

    . any options, warrants or other rights to acquire any class or series of capital stock of Nuvera or any of its subsidiaries, other than issuances of options to acquire common stock pursuant to our stock option plans and approved by the board and issuances of common stock upon exercise of these options;

    . any approval or modification of the annual operating budget of Nuvera or any of its subsidiaries, and authorization of any expenditure by Nuvera or any of its subsidiaries if as a result thereof the aggregate amount of expenditures in any category would exceed the lesser of $100,000 or 10% of the amount budgeted therefor in the approved operating budget;

    . any amendment, alteration or repeal of any provision of Nuvera's certificate of incorporation or bylaws (in each case including in connection with any merger, consolidation, business combination, reorganization (including conversion) or other extraordinary corporate transaction) or the filing of any resolution of the board with the Secretary of State of Delaware;

    . the adoption of, or any amendment or other modification to, any stock option plan, employee stock ownership plan or stock purchase or restricted stock or stock appreciation rights plan, or any issuance of common shares to any employees of Nuvera or any of its subsidiaries, other than pursuant to any such plan approved by the board;

    .  any public offering of our common stock;

    . the determination that an entity is a competitor or a potential competitor of Nuvera or its subsidiary;

    .  the appointment and nomination of independent directors; or

    .  the designation of the board of directors of a subsidiary of Nuvera.

  Restrictions on Transfer

      Each original stockholder will agree

    . not to sell any shares of our common stock in the first 180 days after this offering,

    . not to sell more than 25% of the shares of our common stock that it owns as of the date of this prospectus prior to 540 days after the date of this prospectus and

    . not to sell more than 50% of the shares of our common stock that it owns as of the date of this prospectus prior to the third anniversary of the date of this prospectus.

      The transfer restrictions described above

    . do not apply to sales of shares pursuant to the exercise of registration rights under the new stockholders' agreement,

    . will terminate on the earlier of the third anniversary of the date of this prospectus or a change of control of Nuvera and

    . do not apply to transfers to affiliates and therefore do not prohibit a transfer to a plan sponsored and managed by an original stockholder for the benefit of its employees.

  Registration Rights

      Under the new stockholders' agreement, AD Little, De Nora New Energy Investments B.V., Amerada Hess, Fineurop International and Fineureka, holders of 14,698,824 shares of our common stock, will have rights to cause us to register the sales of those shares under the Securities Act. Subject to some limitations, these registration rights include:

    . demand registration rights, two for each of AD Little and De Nora New Energy Investments B.V. and one for Amerada Hess, that the original stockholders may exercise no sooner than 180 days after the effective date of this offering, which require us to register sales of these stockholders' shares of our common stock, unless the aggregate proceeds expected to be received from the sale of the securities requested to be included in a demand registration is less than $50,000,000 and subject to the ability of our board of directors to delay the registration under some circumstances and

    . an unlimited number of piggyback registration rights for each of the stockholders party to the stockholders' agreement that require us to register sales of a requesting stockholder's shares when we undertake a public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that the stockholders may register.

      None of the registration rights described above is assignable by any stockholder to any person acquiring our common stock in any underwritten public offering or pursuant to Rule 144 under the Securities Act.

Transactions with AD Little

  License and Services Agreement and Sublease

      Nuvera subleases its offices, laboratory space and production facility from AD Little. Under a license and services agreement dated as of April 4, 2000, AD Little granted to Nuvera a license to occupy and use office and laboratory space in AD Little's headquarters. The agreement terminated on December 31, 2000. The license and services fee under the agreement was $2,460 per Nuvera employee at the Cambridge facility per month. The total allocated charges for the nine months ended September 30, 2000 under this agreement were $976,000.

      Effective January 1, 2001, Nuvera entered into an agreement with AD Little for the sublease of space and use of facilities, equipment and services. The initial term of the agreement extends to December 31, 2005, and the agreement will automatically be renewed for two additional terms, the first expiring on January 1, 2008 and the second on January 1, 2010, unless we notify AD Little that we wish to terminate the lease at least 18 months prior to the relevant termination date. Payments for leased space, which total $690,000 per year, are made on a monthly basis. In addition, we will pay to AD Little an annual service fee of $616,400, payable on a monthly basis, for our share of real estate taxes and assessments, utility charges and maintenance costs. Charges for equipment and services will be allocated based on headcount and usage. Total costs under the new agreement will approximate the $2,460 per employee per month charge under the existing arrangement.

  Tax Indemnification Agreement

      Under a tax indemnification agreement dated October 26, 2000, AD Little has agreed to indemnify Nuvera and its subsidiaries for any income tax liabilities that may be imposed on Nuvera and its subsidiaries arising solely from Nuvera or any of its subsidiaries having been a member of AD Little's consolidated, combined or unitary group.

  Stock Grants

      On October 10, 2000, we granted 245,000 shares of our common stock contributed to us by AD Little to some of our long-term employees, including some of our executive officers, in recognition of their past service to us. We provided forgivable loans to these employees in an aggregate amount of approximately $1.8 million to enable them to pay the income taxes related to the grants. The loans carry interest at a rate of 8.5% per year and will be forgiven from repayment by the employee over a period of two years if the employee remains an employee of Nuvera. These loans included loans of $539,220 to Jeffrey Bentley, one of our Chief Operating Officers and Senior Vice Presidents, $404,442 to William Leonard Mitchell, our Vice President, Engineering and $350,532 to James Calvin Cross III, our Vice President, Technology. In connection with these transactions, AD Little made an additional capital contribution to us of approximately $2.2 million in November 2000.

  Services

      Since the merger, we have subcontracted some technical and engineering services to AD Little under our contracts with other parties. In addition, we have retained AD Little for a management consulting study and two environmental, health and safety studies. AD Little charges us 85% of the rate it would charge an unaffiliated party for these services. We paid $236,100 to AD Little in respect of these services during the nine months ended September 30, 2000.

      AD Little has also, pursuant to the investment and exchange agreement, subcontracted to us various research and development services. We have provided these services under three U.S. government contracts under which we currently serve as subcontractor to AD Little and receive government funding. As of September 30, 2000, AD Little owed us $1,095,000 in respect of these services.

Finisola S.p.A. Leases

      Nuvera Europe leases its offices, laboratory space and production facility from Finisola S.p.A., a subsidiary of Norfin S.p.A., which also owns De Nora New Energy Investments B.V., pursuant to leases entered into in July 2000. The leases expire on June 30, 2006, and each lease is automatically renewed for an additional six-year term unless either party notifies the other party that it wishes to terminate the relevant lease six months prior to its expiration. The total lease payments under the leases are 178 million Italian lira, or approximately $81,000, plus taxes, per year based on the September 30, 2000 exchange rate.

      Previously, De Nora Fuel Cells S.p.A. leased laboratory and office space from Finisola under leases entered into in October 1999 and January 2000 and providing for payments of 60 million Italian lira, or approximately $26,000 per year. These leases were terminated in connection with the new leases entered into in July 2000.

Norfin S.p.A. Services Agreement

      In January 2000, De Nora Fuel Cells S.p.A., now Nuvera Europe, entered into a services agreement effective October 1999 with Norfin S.p.A., the parent of De Nora New Energy Investments B.V., whereby Norfin S.p.A. agreed to provide to Nuvera Europe assistance and cooperation in financial, accounting, organizational, commercial, tax and legal matters for daily fees ranging from 600,000 Italian lira, or approximately $296, to 3 million Italian lira, or approximately $1,481. The agreement terminated December 31, 2000 and automatically renewed for successive one-year terms unless either party notifies the other party that it wishes to terminate the agreement at least 60 days prior to December 31 of each year. The total costs, based on actual costs plus a mark-up, incurred by us under this agreement were 126.17 million Italian lira, or approximately $69,350, during the year ended December 31, 1999, and
678.45 million Italian lira, or approximately $329,500, during the nine months ended September 30, 2000.

De Nora S.p.A. Services Agreement

      In January 2000, De Nora Fuel Cells S.p.A., now Nuvera Europe, entered into a services agreement effective October 1999 with De Nora S.p.A., now De Nora Impianti S.p.A. its affiliate. Under the agreement, De Nora S.p.A. agreed to provide De Nora Fuel Cells S.p.A. with certain services, including assistance in protecting the intellectual property rights of De Nora Fuel Cells S.p.A., cooperation in research and development, secondment of De Nora S.p.A. personnel and assistance in import-export and other administrative matters for hourly fees of (Euro)60 or, approximately $53 based on the September 30, 2000 exchange rate, and daily fees of (Euro)350, or approximately $308 based on the September 30, 2000 exchange rate, per business trip. De Nora S.p.A. also agrees to provide De Nora Fuel Cells S.p.A. specified laboratory services for scheduled fees. The agreement terminates December 31, 2000 and is automatically renewed for successive one-year terms unless either party notifies the other party that it wishes to terminate the agreement at least 30 days prior to December 31 of each year. The total costs, based on actual costs plus a mark-up, incurred by us under this agreement were (Euro)64,400, or approximately $68,600, during the year ended December 31, 1999 and (Euro)242,300, or approximately $223,400, during the nine months ended September 30, 2000.

Transactions with De Nora Elettrodi S.p.A.

 Services Agreement

      In May 2000, Nuvera Europe entered into a services agreement with De Nora Elettrodi S.p.A., an affiliate of Norfin S.p.A., whereby De Nora Elettrodi S.p.A. agrees to provide to Nuvera Europe personnel for packaging, transportation and mechanical tasks for an hourly fee of (Euro)60, or approximately $53 based on the September 30, 2000 exchange rate, and daily fees of (Euro)350, or approximately $308 based on the September 30, 2000 exchange rate, per business trip and assistance in import-export and other administrative matters for a fee of 200,000 Italian lira, or approximately $99 based on the September 30, 2000 exchange rate, per task. The agreement terminates December 31, 2000 and is automatically renewed for successive one-year terms unless either party notifies the other party that it wishes to terminate the agreement at least 30 days prior to December 31 of each year. The total costs incurred by us under this agreement were 31.6 million Italian lire, or approximately $15,800, during the nine months ended September 30, 2000.

 Development and Supply Agreement

      In November 2000, we entered into an agreement with De Nora Elettrodi S.p.A., an affiliate of one of our stockholders, whereby De Nora Elettrodi will grant us exclusive access to its development efforts with respect to catalyst-coated gas diffusion electrodes, catalysts and gas diffusers for use in fuel cell stacks and shift catalysts for use in fuel processors, and supply these products to us. De Nora Elettrodi will bear all research and development costs. Once we test the prototype products and are satisfied that they meet our specifications, we will have the option to purchase on an exclusive basis and to require that De Nora Elettrodi supply to us on an exclusive basis catalyst-coated gas diffusion electrodes, catalysts and gas diffusers for use in fuel cell stacks. If we are not satisfied with any prototype product or if the parties fail in good faith to reach agreement on a purchase commitment on any product, De Nora Elettrodi will be able to sell the product to any third party and we will waive any right to have the product sold exclusively to us. Pricing to us on products with respect to which we do not exercise our exclusivity option and on all other De Nora Elettrodi products other than shift catalysts will be at least as favorable as pricing to any other customer of De Nora Elettrodi and will in any event be 10% below catalogue prices.

      Under the agreement, De Nora Elettrodi will retain title to any intellectual property rights in the products it supplies to us. We will have the right to distribute, sell or otherwise dispose of the products as incorporated into any of our products and the right to use any De Nora Elettrodi trademarks or trade names in connection therewith. Neither party may assign its rights or delegate the performance of its obligations under the agreement to a third party without the prior written consent of the other party, which consent is not to be unreasonably withheld, except that either party may assign its rights or delegate the performance of its obligations under the agreement to any affiliates or to any purchaser of all or substantially all of the assets of the business to which the agreement relates without the consent of the other party.

      The agreement terminates December 31, 2004 and is automatically renewable for successive one-year terms unless either party notifies the other party that it wishes to terminate the agreement at least six months prior to the end of each year. In addition, either party may terminate the agreement immediately by written notice if the other party breaches any term of the agreement materially and fails to cure such default within 60 days written notice of such breach or if the other party is the subject of a bankruptcy petition which has not been vacated within 30 days.

Norfin S.p.A. Loan

      Since October 1999, Norfin S.p.A., the parent of De Nora New Energy Investments B.V., has loaned 1.65 billion Italian lira, or approximately $814,000, to De Nora Fuel Cells S.p.A., which amount was repaid in March 2000. In addition, Norfin S.p.A. currently guarantees the obligations of Nuvera Europe under a 2 billion Italian lira, or approximately $905,000, based on the September 30, 2000 exchange rate, line of credit with an Italian bank.

Relationship with Fineurop Soditic S.p.A.

      Fineurop Soditic, whose chief executive officer, Eugenio Morpurgo, is a director of Nuvera, has assisted Nuvera Europe, formerly known as De Nora Fuel Cells S.p.A., in its formation of a business plan and in financial analysis generally. Nuvera Europe paid Fineurop Soditic 250,000,000 Italian lira, or approximately $123,000, as compensation for these services in July 2000.

      In August 2000, Fineurop International Limited, an affiliate of Fineurop Soditic, acquired from Norfin International S.A. 1.6% of the capital stock of De Nora New Energy Investments B.V. for $1.6 million, as well as a right to exchange such shares with De Nora New Energy Investments B.V. for 119,546 shares of Nuvera upon the earlier of June 30, 2001 or notice of the filing of a registration statement for this offering. Fineurop International exercised that right in October 2000 and subsequently transferred 36,750 of its shares of Nuvera to its affiliate Fineureka S.A. As a result, both Fineurop International and Fineureka have the right to register their shares of our common stock on the terms and conditions specified in the stockholders' agreement described above. Each of Fineurop International and Fineureka S.A. has waived its registration rights with respect to this offering.

      As compensation for its advisory services in connection with this offering, we have agreed to pay Fineurop Soditic a retainer of $90,000 and 0.7% of the net proceeds of this offering less the $90,000 retainer.

Other Relationships

      Under the terms of his employment agreement with AD Little, AD Little will owe Mr. Brodsky various amounts in respect of bonuses earned and not paid and severance obligations upon his resignation as an executive officer of AD Little.

      We believe that each of the transactions described above to which we were a party, other than the stockholders' agreements, was entered into on terms no less favorable to us than could have been obtained with non-affiliated parties. If any conflicts of interest with any affiliated entities arise in the future we anticipate that the audit committee of our board of directors will pass on the appropriateness of any particular transaction.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of January 1, 2001, and as adjusted to reflect the sale of shares pursuant to this offering, by:

    . each person known by us to own beneficially more than 5% of our common stock;

    . each executive officer named in the summary compensation table on page 81;

    .  each of our directors; and

    .  all of our directors and executive officers as a group.

      In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of January 1, 2001 through the exercise of any warrant, stock option or other right. The inclusion of such shares in this prospectus, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 14,943,824 shares of common stock outstanding as of January 1, 2001, and 18,943,824 shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters' over-allotment options. Unless otherwise indicated, the address for each listed stockholder is: c/o Nuvera Fuel Cells, Inc., Acorn Park, Cambridge, MA, 02140. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder.

                                             Shares
                                          Beneficially    Shares Beneficially
                                        Owned Before the    Owned After the
                                            Offering            Offering
                                       ------------------ -----------------------
Name and Address of Beneficial Owner     Number   Percent   Number     Percent
------------------------------------   ---------- ------- ------------ ----------
De Nora New Energy Investments B.V.
 Herengracht 548
 Postbus 990
 1000AZ Amsterdam, The Netherlands....  6,880,454  46.0%     6,880,454    36.3%

Arthur D. Little, Inc.
 25 Acorn Park
 Cambridge, MA 02140..................  5,307,806  35.5%     5,307,806    28.0%

Amerada Hess Corporation
 1185 Avenue of the Americas
 New York, NY 10036...................  2,391,018  16.0%     2,391,018    12.6%

Mark A. Brodsky.......................        --    --             --      --
Jeffrey Bentley.......................     68,054     *         68,054       *
Michele Tettamanti....................        --    --             --      --
James Calvin Cross III................     44,240     *         44,240       *
William Leonard Mitchell..............     51,044     *         51,044       *
Ashok Kalelkar........................        --    --             --      --
J. Barclay Collins(1).................  2,391,018  16.0%     2,391,018    12.6%
Federico De Nora......................        --    --             --      --
John A. Gartman.......................        --    --             --      --
Franco Ladavas........................        --    --             --      --
Lorenzo C. Lamadrid(2)................  5,307,806  35.5%     5,307,806    28.0%
John Lavin............................        --    --             --      --
Eugenio Morpurgo(3)...................    119,546     *        119,546       *
Mauro Saponelli(4)....................  6,880,454  46.0%     6,880,454    36.3%

Shares held by all directors and
 executive officers as a group
 (including the above) (5)............ 14,862,162  99.5%    14,862,162    78.5%

--------
*  Less than 1%
(1) Includes 2,391,018 shares held by Amerada Hess Corporation. Mr. Collins, a director of Nuvera, is Executive Vice President and General Counsel of Amerada Hess. Accordingly, Mr. Collins may be deemed the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Collins disclaims beneficial ownership of any shares of Nuvera's common stock.
(2) Includes 5,307,806 shares held by Arthur D. Little, Inc. Mr. Lamadrid, a director of Nuvera, is President, Chief Executive Officer and a member of the board of directors of AD Little. Accordingly, Mr. Lamadrid may be deemed the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Lamadrid disclaims beneficial ownership of any shares of Nuvera's common stock.
(3) Includes 82,796 shares held by Fineurop International Limited, and 36,750 shares held by Fineureka S.A., affiliates of Fineurop Soditic S.p.A. Mr. Morpurgo, a director of Nuvera, is Chief Executive Officer of Fineurop Soditic S.p.A. Accordingly, Mr. Morpurgo may be deemed the beneficial owner of 119,546 shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Morpurgo disclaims beneficial ownership of any shares of Nuvera's common stock.
(4) Includes 6,880,454 shares held by De Nora New Energy Investments B.V. Mr. Saponelli, a director of Nuvera, is Chief Operating Officer of Norfin S.p.A., the parent of De Nora New Energy Investments B.V. Accordingly, Mr. Saponelli may be deemed the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Saponelli disclaims beneficial ownership of any shares of Nuvera's common stock.
(5) Includes shares held by De Nora, AD Little, Amerada Hess, Fineurop International Limited and Fineureka S.A. which may be deemed to be beneficially owned by some directors of Nuvera as indicated in notes (1),
    (2), (3) and (4) above.

      If Amerada Hess exercises the option to purchase shares from AD Little described above under "Related Party Transactions--Merger and Related Transactions--Amerada Hess Investment Agreement," the number of shares beneficially owned by AD Little after the offering will be 4,607,806, or 24.3%, and the number of shares beneficially owned by Amerada Hess after the offering will be 3,091,018, or 16.3%.

      The following table sets forth certain information regarding beneficial ownership of the capital stock of Norfin S.p.A., AD Little and Amerada Hess as of January 1, 2001, by:

    . each executive officer named in the summary compensation table on page 81;

    .  each of our directors; and

    .  all of our directors and executive officers as a group.

      In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of January 1, 2001 through the exercise of any warrant, stock option or other right. The inclusion of such shares in this prospectus, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 37,500,000 shares of common stock of Norfin S.p.A. outstanding as of January 1, 2001, 17,638,480 shares of common stock of AD Little outstanding as of January 1, 2001, and 89,070,560 shares of common stock of Amerada Hess outstanding as of January 25, 2001. Unless otherwise indicated, the address for each listed stockholder is: c/o Nuvera Fuel Cells, Inc., Acorn Park, Cambridge, MA, 02140. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder.

                              Shares of          Shares of         Shares of Amerada
                            Norfin S.p.A.        AD Little               Hess
                          Beneficially Owned Beneficially Owned   Beneficially Owned
                          ------------------ -------------------- ---------------------
Name and Address of
Beneficial Owner            Number   Percent  Number     Percent   Number      Percent
-------------------       ---------- ------- ---------- --------- ----------- ---------
Mark A. Brodsky.........         --     --        8,619         *         --        --
Jeffrey Bentley.........         --     --          --        --          --        --
Michele Tettamanti......         --     --          --        --          --        --
James Calvin Cross III..         --     --          --        --          --        --
William Leonard Mitch-
 ell....................         --     --          --        --          --        --
Ashok Kalelkar..........         --     --        8,220         *         --        --
J. Barclay Collins (1)..         --     --          --        --      251,501         *
Federico De Nora (2)....  31,875,000   85.0%        --        --          --        --
John A. Gartman (3).....         --     --          --        --       40,000         *
Franco Ladavas..........         --     --          --        --          --        --
Lorenzo C. Lamadrid.....         --     --        8,593         *         --        --
John Lavin..............         --     --        4,811         *         --        --
Eugenio Morpurgo........         --     --          --        --          --        --
Mauro Saponelli.........         --     --          --        --          --        --

Shares held by all
 directors and executive
 officers as a group
 (including the above)..  31,875,000  85.0%      30,243         *     291,501         *

--------
 * Less than 1%
(1) Includes 576 shares vested in the name of Mr. Collins under Amerada Hess' employee's savings and stock bonus plan. Mr. Collins has investment power but generally does not have voting power over these shares. However, shares purchased with Mr. Collins' own contributions will be voted by the plan trustee in accordance with such individual's written instructions. This amount also includes 45,000 shares held in escrow under Amerada Hess' restricted stock plan for Mr. Collins. As to these shares, Mr. Collins has voting power but not investment power. This amount also includes 203,000 shares subject to currently exercisable options. Mr. Collins does not have the right to vote or any other right of a stockholder with respect to shares of common stock underlying options held by him until they are exercised.

(2) Includes 30,000,000 shares held by a partnership of which Mr. De Nora is a partner. Mr. De Nora may be deemed the beneficial owner of these shares for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934. Mr. De Nora disclaims beneficial ownership of these shares.
(3) Includes 5,000 shares held in escrow under Amerada Hess' restricted stock plan for Mr. Gartman. As to these shares, Mr. Gartman has voting power but not investment power. This amount also includes 25,000 shares subject to currently exercisable options. Mr. Gartman does not have the right to vote or any other right of a stockholder with respect to shares of common stock underlying options held by him until they are exercised.

                          DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering, our authorized capital stock will consist of 28,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The following descriptions are summaries of the material terms of and are qualified in their entirety by reference to, our Amended and Restated Certificate of Incorporation and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. Statements contained in this prospectus relating to these provisions are not necessarily complete. The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the Amended and Restated Certificate of Incorporation that we will adopt immediately prior to the closing of this offering.

Common Stock

      As of January 1, 2001, there were 14,943,824 shares of common stock outstanding which were held of record by 36 stockholders. There will be 18,943,824 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment options, after giving effect to the issuance and sale of the shares of common stock offered by us hereby. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of Nuvera, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

      Upon the completion of this offering, we will not have any shares of our preferred stock outstanding. Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders. If we issue preferred stock, it would have priority over our common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. In addition, we may be obligated to purchase or redeem our preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Nuvera without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Stockholders' Agreement

      Prior to the completion of this offering, we will enter into a new stockholders' agreement with AD Little, De Nora New Energy Investments B.V., Amerada Hess Corporation, Fineurop International Limited and Fineureka S.A. that will contain, among other things, provisions relating to the composition of our board and registration rights. For a description of this agreement, please see "Related Party Transactions--New Stockholders' Agreement."

Certain Anti-Takeover Effects of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

  Delaware Anti-Takeover Statute

      Following consummation of this offering, we will be subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

    . the transaction was approved by the board of directors prior to the date the interested stockholder obtained such status;

    . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

    . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Nuvera and, accordingly, may discourage attempts to acquire Nuvera even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

      Because our board of directors approved the transactions which resulted in AD Little, De Nora New Energy Investments B.V. and Amerada Hess becoming interested stockholders, Section 203 will not prohibit us from engaging in business combinations with these stockholders.

      In addition, certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws, which will become effective immediately prior to the closing of this offering, and which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our board of directors to issue preferred stock without further stockholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions could also discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of our stockholders, and could depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect the interests of Nuvera and of our stockholders.

  Limits on written consents and special meetings of stockholders

      Our Amended and Restated Certificate of Incorporation provides that stockholders may not take action by written consent, but may only take action at a duly called annual or special meeting of stockholders. Our Amended and Restated Certificate of Incorporation further provides that special meetings of our stockholders may be called only by the board of directors, the Chairman of the board of directors or the president or the secretary of Nuvera. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

  Staggered board; removal and filling of vacancies

      Our Amended and Restated Certificate of Incorporation provides that upon the closing of this offering our board of directors shall be divided into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our Amended and Restated Certificate of Incorporation provides that directors may be removed only for cause and only by the affirmative vote of holders of not less than a majority of the total voting power of all outstanding securities of Nuvera then entitled to vote. Any vacancy on the board of directors, regardless of the reason for the vacancy, may be filled only by a vote of a majority of the directors then in office or by the sole remaining director. The limitations on the removal of directors and the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

  Supermajority provisions

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority in interest of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Amended and Restated Certificate of Incorporation provides that the provisions described above may be amended only by a vote of 66 2/3% or more of all of the outstanding shares of our stock entitled to vote.

  Authorized but unissued shares

      The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans and stockholder rights plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Quotation on the Nasdaq National Market

      We have applied for quotation on the Nasdaq National Market under the symbol "NVRA."

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be EquiServe Trust Company, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

Rule 144

      After this offering, we will have 18,943,824 common shares outstanding, assuming no exercise of the underwriters' over-allotment options and excluding 2,465,736 common shares reserved for issuance under our stock incentive plans. All of the common shares sold in this offering will be freely tradeable under the Securities Act, unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. In addition, 14,943,824 common shares have been issued in transactions that were not registered with the SEC and thus are "restricted securities," as that term is defined in Rule 144 under the Securities Act. Upon the expiration of the lock-up agreements discussed below between Nuvera, all of our existing stockholders, directors and executive officers and the underwriters, these common shares will become eligible for sale, subject to compliance with Rule 144 under the Securities Act as described below.

      In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned restricted securities for at least one year can sell in any three-month period a number of shares of our common stock that does not exceed the greater of:

    . 1% of the number of shares of our common stock then outstanding, or approximately 189,438 common shares immediately after this offering, or

    . the average weekly trading volume of our common stock during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to that sale.

      Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Nuvera. A stockholder who is not deemed to have been an affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations and requirements described above.

      We, our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the prior written consent of Merrill Lynch.

Stock Plans

      An aggregate of 2,465,736 shares of our common stock are reserved for issuance under our stock incentive plans. Options to purchase 655,088 shares of common stock are issued and outstanding under our 2000 stock incentive plan, none of which have vested. We intend to file a registration statement on Form S-8 covering the sale of the shares of common stock issued under our stock incentive plans. Accordingly, the shares of common stock registered under any such registration statement will be available for sale in the public market upon issuance of such shares of common stock pursuant to the plans, unless such shares are subject to vesting restrictions and subject to limitation on resale by "affiliates" pursuant to Rule 144 and under the lock-up agreements described above.

Rule 701

      In general, any employee, director, officer, consultant or advisor who purchases shares from us in connection with a written compensatory plan or contract before the effective date of this offering is entitled to resell these shares 90 days after the date of this offering in reliance on Rule 144, without having to comply with some of the restrictions, including the holding period, contained in Rule 144. The SEC has indicated that Rule 701 under the Securities Act will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" subject only to the manner of sale restrictions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding requirement. Of the 14,943,824 shares of common stock held by existing stockholders as of January 1, 2001, 245,000 shares will be eligible for resale pursuant to Rule 701 upon the expiration of the 180-day lock-up.

Registration Rights

      Following this offering, AD Little, De Nora New Energy Investments B.V., Amerada Hess, Fineurop International and Fineureka, holders of 14,698,824 shares of our common stock, will have rights to cause us to register the sales of those shares under the Securities Act. For a description of these rights, please see "Related Party Transactions--New Stockholders' Agreement-- Registration Rights."

              UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

      The following describes the material U.S. federal income tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

      As discussed under "Dividend Policy" above, Nuvera does not currently anticipate paying any cash dividends on its common stock in the foreseeable future. In the event that Nuvera does pay dividends, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding for dividends paid, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. In addition, in certain cases where dividends are paid to a Non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the required certification.

      The withholding tax does not apply to dividends paid to a Non-U.S. Holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income taxation as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

    . the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States,

    . in the case of certain non-resident alien individuals, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied,

    . the Non-U.S. Holder is subject to tax under the provisions of the Code regarding the taxation of U.S. expatriates or

    . Nuvera is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the Non-U.S. Holder's holding period, whichever period is shorter.

      Nuvera believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

      Nuvera must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the Non-U.S. Holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence. A Non-U.S. Holder may have to comply with certain certification procedures to establish his or her non-U.S. status in order to avoid backup withholding at a 31% rate on dividends received.

      U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a Non-U.S. Holder may need to certify its non-U.S. status in order to avoid information reporting and backup withholding at a 31% rate on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements may apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S. broker, or by a non-U.S. broker with specified connections to the United States.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

                                  UNDERWRITING

      We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., ABN AMRO Rothschild LLC and Bear, Stearns & Co. Inc. are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us and the U.S. underwriters, and concurrently with the sale of 800,000 shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                       Number of
           U.S. Underwriter                                             Shares
           ----------------                                            ---------
      Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................................
      Lehman Brothers Inc.............................................
      ABN AMRO Rothschild LLC.........................................
      Bear, Stearns & Co. Inc.........................................
                                                                       ---------
           Total...................................................... 3,200,000
                                                                       =========

      We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Lehman Brothers International (Europe), ABN AMRO Rothschild and Bear, Stearns International Limited are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 3,200,000 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase, 800,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

      The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

      We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that
price less a concession not in excess of $   per share. The U.S. underwriters
may allow, and the dealers may reallow, a discount not in excess of $   per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to Nuvera. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                                  Without  With
                                                        Per Share Option  Option
                                                        --------- ------- ------
      Public offering price............................      $        $      $
      Underwriting discount............................      $        $      $
      Proceeds, before expenses, to Nuvera.............      $        $      $

      The expenses of the offering, not including the underwriting discount, are estimated at $4.4 million and are payable by Nuvera.

Over-allotment Options

      We have granted options to the U.S. underwriters to purchase up to 480,000 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

      We have also granted options to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 120,000 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

Intersyndicate Agreement

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to      shares offered by this prospectus for sale to
some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

      We, our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    .  offer, pledge, sell, or contract to sell any common stock,

    .  sell any option or contract to purchase any common stock,

    .  purchase any option or contract to sell any common stock,

    .  grant any option, right or warrant for the sale of any common stock,

    .  lend or otherwise dispose of or transfer any common stock,

    . request or demand that we file a registration statement related to the common stock, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lock-up provision does not apply if we issue common stock upon the exercise of an option outstanding on the date of this prospectus or if we issue common stock or grant options to purchase common stock pursuant to our 2000 stock incentive plan. The lock-up agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Merrill Lynch. There are, however, currently no agreements between Merrill Lynch and any of our executive officers, directors or stockholders releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Quotation on the Nasdaq National Market

      We have applied for quotation of our shares on the Nasdaq National Market under the symbol "NVRA."

Offering Price Determination

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    . the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

    .  our financial information,

    . the history of, and the prospects for, our company and the industry in which we compete,

    . an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

    .  the present state of our development, and

    . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      In connection with the offering, the underwriters may make short sales of the common stock and may purchase shares in the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option described above. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it may discourage resales of those shares.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

      Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not part of this prospectus.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for Nuvera by Davis Polk & Wardwell, New York, New York and for the underwriters by Pillsbury Winthrop LLP, New York, New York.

                                    EXPERTS

      The financial statements of Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the company as a development stage enterprise), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Epyx Corporation (a development stage company) as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the company as a development stage enterprise and to the merger with De Nora Fuel Cells S.p.A.), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and any schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, including the exhibits and schedules to the registration statement, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

      As a result of the offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing audited consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.nuvera.com. The information contained in our website is not incorporated by reference into this prospectus or the registration statement of which it forms a part.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
FINANCIAL STATEMENTS OF NUVERA FUEL CELLS, INC. AND SUBSIDIARY
 (A Development Stage Company)
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets.............................................  F-3
  Consolidated Statements of Operations...................................  F-4
  Consolidated Statements of Comprehensive Loss...........................  F-5
  Consolidated Statements of Stockholders' Equity (Deficit)...............  F-6
  Consolidated Statements of Cash Flows...................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8

FINANCIAL STATEMENTS OF EPYX CORPORATION (A Development Stage Company)
  Independent Auditors' Report............................................ F-28
  Balance Sheets.......................................................... F-29
  Statements of Operations................................................ F-30
  Statements of Stockholder's Deficit..................................... F-31
  Statements of Cash Flows................................................ F-32
  Notes to Financial Statements........................................... F-33

      The accompanying financial statements give effect to the completion of a 14-for-1 split of the Company's common stock which will take place prior to consummation of the Company's initial public offering. The following report is in the form which will be furnished by Deloitte & Touche LLP upon the completion of the 14-for-1 split of the Company's common stock described in
Note 12 to the financial statements and assuming that from February 2, 2001 to the date of such completion no other material events have occurred that would affect the accompanying financial statements or require disclosure therein. If the share exchange ratio changes, all references to number of shares, per share amounts and stock option data included within the consolidated financial statements will also change.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Nuvera Fuel Cells, Inc. and Subsidiary
Cambridge, Massachusetts

      We have audited the accompanying consolidated balance sheets of Nuvera Fuel Cells, Inc. and Subsidiary (a development stage company) (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

      The Company is in the development stage as of December 31, 1999. As discussed in Note 1 to the financial statements, successful completion of the Company's development program and successful commercialization of its products and, ultimately, the attainment of profitable operations is dependent upon future events, including maintaining adequate financing to fulfill its development and marketing activities and achieving a level of sales adequate to support the Company's cost structure.


Boston, Massachusetts
November 3, 2000 (      , 2001 as to
the last paragraph of Note 12)

/s/ Deloitte & Touche, LLP
February 2, 2001

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

                          CONSOLIDATED BALANCE SHEETS
           (Dollars in thousands, except share and per share amounts)

                                                   December 31,
                                                  ----------------  September 30,
                                                   1998     1999        2000
                                                  -------  -------  -------------
                                                                     (Unaudited)
                     ASSETS
 Current assets:
   Cash and cash equivalents....................  $   --   $    19    $ 12,212
   Accounts receivable--trade (net of allowance
    for doubtful accounts of $25 in 2000).......      --       --        1,017
   Accounts receivable--stockholders............      115      400       1,115
   Unbilled receivable--trade (net of allowance
    for doubtful accounts of $25 in 2000).......      --       --        1,749
   Unbilled receivable--stockholder.............    1,650      948          54
   Due from stockholder.........................      --       --        1,304
   Inventories..................................      --       628         725
   Prepaid and other current assets.............       16       39         257
                                                  -------  -------    --------
     Total current assets.......................    1,781    2,034      18,433

 Property and equipment, net....................      275      240         975
 Intangible assets..............................      --       --       52,166
 Other long-term assets.........................      102       66          32
                                                  -------  -------    --------
     Total assets...............................  $ 2,158  $ 2,340    $ 71,606
                                                  =======  =======    ========

 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
 Current liabilities:
   Accounts payable--trade......................  $   --   $   447    $  2,218
   Accounts payable--stockholder................      374      335         859
   Notes payable--stockholder...................      --       545         --
   Advance payments from customers..............    1,241      357       1,084
   Accrued compensation and other expenses......      198      167         905
   Estimated losses on uncompleted projects.....      --       --          657
   Due to stockholder...........................    5,248      --          --
                                                  -------  -------    --------
     Total current liabilities..................    7,061    1,851       5,723

 Deferred income taxes..........................      --       --        1,840
 Other long-term liabilities....................      201      207         237
                                                  -------  -------    --------
     Total non-current liabilities..............      201      207       2,077

 Commitments and contingencies (Notes 8 and
  12)...........................................      --       --          --
 Stockholders' equity (deficit):
   Preferred stock authorized 5,000,000 shares
    $.01 par value in 2000, of which none were
    issued and outstanding
   Common stock authorized 5,600,000 shares,
    $.04 par value, in 1998 and 1999, of which
    5,600,000 shares were issued and
    outstanding; authorized 28,000,000 shares,
    $.01 par value, in 2000, of which 14,943,824
    were issued and outstanding.................      222      222         149
   Additional paid-in capital...................      626    7,684     100,957
   Accumulated other comprehensive income
    (loss)......................................      352      (30)       (257)
   Deficit accumulated during the development
    stage.......................................   (6,304)  (7,594)    (37,043)
                                                  -------  -------    --------
     Total stockholders' equity (deficit).......   (5,104)     282      63,806
                                                  -------  -------    --------
     Total liabilities and stockholders' equity
      (deficit).................................  $ 2,158  $ 2,340    $ 71,606
                                                  =======  =======    ========

                See Notes to Consolidated Financial Statements.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           (Dollars in thousands, except share and per share amounts)

                                                                Nine Months Ended      Cumulative From
                              Year Ended December 31,             September 30,         March 30, 1989
                          ----------------------------------  ----------------------    (Inception) to
                             1997        1998        1999        1999        2000     September 30, 2000
                          ----------  ----------  ----------  ----------  ----------  ------------------
                                                                   (Unaudited)           (Unaudited)
Revenues
  Sales and contracts...  $      --   $      --   $      574  $      436  $    1,714       $  2,837
  Lease.................         350         284          95          96          55            691
                          ----------  ----------  ----------  ----------  ----------       --------
    Total revenues......         350         284         669         532       1,769          3,528
Cost of revenues
  Sales and contracts...         --          --          216         255       2,862          3,108
  Lease.................         106         178          86          37          17            437
                          ----------  ----------  ----------  ----------  ----------       --------
    Total cost of
     revenues...........         106         178         302         292       2,879          3,545
In-process research and
 development............         --          --          --          --       20,300         20,300
Research and development
 expense, net...........       1,119       1,988       1,004         373       3,627          9,678
Selling, general and
 administrative
 expense................         465         403         644         903       7,794         10,421
                          ----------  ----------  ----------  ----------  ----------       --------
    Loss from
     operations.........      (1,340)     (2,285)     (1,281)     (1,036)    (32,831)       (40,416)
Interest expense........         --          --            2         --           41             43
Other (income) expense,
 net....................         --          --            7          54         (38)           (31)
                          ----------  ----------  ----------  ----------  ----------       --------
Loss before income tax
 benefit................      (1,340)     (2,285)     (1,290)     (1,090)    (32,834)       (40,428)
Income tax benefit......         --          --          --          --        3,385          3,385
                          ----------  ----------  ----------  ----------  ----------       --------
    Net loss............  $   (1,340) $   (2,285) $   (1,290) $   (1,090) $  (29,449)      $(37,043)
                          ==========  ==========  ==========  ==========  ==========       ========
Net loss per common
 share--basic and
 diluted................  $     (.19) $     (.33) $     (.18) $     (.16) $    (2.49)
                          ==========  ==========  ==========  ==========  ==========
Shares used in computing
 basic and diluted net
 loss per common share..   7,000,000   7,000,000   7,000,000   7,000,000  11,843,566
                          ==========  ==========  ==========  ==========  ==========

                See Notes to Consolidated Financial Statements.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (Dollars in thousands)

                                                      Nine Months
                               Year Ended                Ended          Cumulative From
                              December 31,           September 30,       March 30, 1989
                         -------------------------  -----------------    (Inception) to
                          1997     1998     1999     1999      2000    September 30, 2000
                         -------  -------  -------  -------  --------  ------------------
                                                      (Unaudited)         (Unaudited)
Net loss................ $(1,340) $(2,285) $(1,290) $(1,090) $(29,449)      $(37,043)
Foreign currency
 translation
 adjustment.............     --      (276)    (382)     (66)     (227)          (257)
                         -------  -------  -------  -------  --------       --------
Comprehensive loss...... $(1,340) $(2,561) $(1,672) $(1,156) $(29,676)      $(37,300)
                         =======  =======  =======  =======  ========       ========





                See Notes to Consolidated Financial Statements.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (Dollars in thousands)

                                                                        Deficit
                                                         Accumulated  Accumulated     Total
                           Common Stock      Additional     Other     During the  Stockholders'
                         ------------------   Paid-in   Comprehensive Development    Equity
                           Shares    Amount   Capital   Income (Loss)    Stage      (Deficit)
                         ----------  ------  ---------- ------------- ----------- -------------
Balance (deficit),
 January 1, 1997........  5,600,000  $ 222    $    626      $ 628      $ (2,679)    $ (1,203)
Foreign currency
 translation
 adjustment.............        --     --          --         --            --           --
Net loss................        --     --          --         --         (1,340)      (1,340)
                         ----------  -----    --------      -----      --------     --------
Balance (deficit),
 December 31, 1997......  5,600,000    222         626        628        (4,019)      (2,543)
Foreign currency
 translation
 adjustment.............        --     --          --        (276)          --          (276)
Net loss................        --     --          --         --         (2,285)      (2,285)
                         ----------  -----    --------      -----      --------     --------
Balance (deficit),
 December 31, 1998......  5,600,000    222         626        352        (6,304)      (5,104)
Payable to De Nora
 S.p.A. converted
 into capital...........        --     --        7,058        --            --         7,058
Foreign currency
 translation
 adjustment.............        --     --          --        (382)          --          (382)
Net loss................        --     --          --         --         (1,290)      (1,290)
                         ----------  -----    --------      -----      --------     --------
Balance (deficit),
 December 31, 1999......  5,600,000    222       7,684        (30)       (7,594)         282
Unaudited:
 Common stock held by
  former Epyx
  stockholders..........  7,000,000     70         (70)       --            --           --
 Issuance of common
  stock in connection
  with reverse merger...  7,000,000     70         430        --            --           500
 Adjustment to reflect
  exchange of common
  stock in connection
  with reverse merger... (5,600,000)  (222)        222        --            --           --
 Adjustment to reflect
  assets and liabilities
  of Epyx at fair value
  in connection with
  reverse merger........        --     --       71,600        --            --        71,600
 Issuance of common
  stock.................    943,824      9      14,991        --            --        15,000
 Capital contributions
  from stockholders.....        --     --        6,100        --            --         6,100
 Foreign currency
  translation
  adjustment............        --     --          --        (227)          --          (227)
 Net loss...............        --     --          --         --        (29,449)     (29,449)
                         ----------  -----    --------      -----      --------     --------
Balance (deficit),
 September 30, 2000
 (unaudited)............ 14,943,824  $ 149    $100,957      $(257)     $(37,043)    $ 63,806
                         ==========  =====    ========      =====      ========     ========

                See Notes to Consolidated Financial Statements.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                         Cumulative From
                               December 31,           September 30,       March 30, 1989
                          -------------------------  -----------------    (Inception) to
                           1997     1998     1999     1999      2000    September 30, 2000
                          -------  -------  -------  -------  --------  ------------------
                                                       (Unaudited)         (Unaudited)
Cash Flows from
 Operating Activities:
 Net loss...............  $(1,340) $(2,285) $(1,290) $(1,090) $(29,449)      $(37,043)
 Adjustments to
  reconcile net loss to
  cash used by operating
  activities:
 In-process research and
  development...........      --       --       --       --     20,300         20,300
 Depreciation and
  amortization..........      140      202      119      130     4,913          5,647
 Deferred income taxes..      --       --       --       --     (3,385)        (3,385)
 (Decrease) increase in
  cash from:
  Receivables...........     (423)  (1,047)     175      422    (3,052)        (3,935)
  Due from stockholder..      --       --       --       --     (1,304)        (1,304)
  Inventories...........      --       --      (666)     --       (295)          (725)
  Prepaid and other
   current assets.......       (2)      (2)     (27)      13      (246)          (257)
  Other long-term
   assets...............     (103)    (100)     (22)     (26)      (20)           (32)
  Accounts payable......      --       --       474      --      2,008          2,218
  Accounts payable
   stockholder..........      335      (49)      15     (209)      643            859
  Advance payments from
   customers............       52      717     (750)    (214)      846          1,084
  Accrued compensation
   and other expenses...     (286)    (100)      (2)    (109)      797            905
  Estimated losses on
   uncompleted
   projects.............      --       --       --       --        657            657
  Other long-term
   liabilities..........       36       16       36      118        95            237
                          -------  -------  -------  -------  --------       --------
 Cash used by operating
  activities............   (1,591)  (2,647)  (1,938)    (965)   (7,492)       (14,774)
Cash Flows from
 Investing Activities:
 Expenditures for
  property and
  equipment.............     (169)     (62)     (78)     (76)     (842)        (1,763)
                          -------  -------  -------  -------  --------       --------
Cash Flows from
 Financing Activities:
 Notes payable--
  stockholder...........      --       --       881      --        --             803
 Repayment of notes
  payable--stockholder..      --       --      (303)     --       (425)          (803)
 Borrowings under line
  of credit.............      --       --       --       --        759            759
 Repayment of borrowings
  under line of credit..      --       --       --       --       (759)          (759)
 Due to stockholder.....    1,760    2,710    1,459    1,041       --             --
 Net proceeds from
  issuance of common
  stock.................      --       --       --       --     15,000         15,000
 Capital contribution
  from stockholders.....      --       --       --       --      6,100         14,006
                          -------  -------  -------  -------  --------       --------
 Cash provided by
  financing activities..    1,760    2,710    2,037    1,041    20,675         29,006
                          -------  -------  -------  -------  --------       --------
Effect of exchange rate
 change on cash and
 equivalents............      --       --        (2)     --       (148)          (257)
Increase in cash and
 equivalents............      --       --        19      --     12,193         12,212
Cash and cash
 equivalents, beginning
 of period..............      --       --       --       --         19            --
                          -------  -------  -------  -------  --------       --------
Cash and cash
 equivalents, end of
 period.................  $    --  $    --  $    19  $   --   $ 12,212       $ 12,212
                          =======  =======  =======  =======  ========       ========
Non-cash Financing
 Activities:
 Issuance of common
  stock in connection
  with reverse merger...  $   --   $   --   $   --   $   --   $    500       $    500
 Acquisition of assets
  and liabilities of
  Epyx in connection
  with reverse merger...      --       --       --       --     71,600         71,600
 Payable to De Nora
  S.p.A. converted into
  capital...............      --       --     7,058    7,058       --           7,058

                See Notes to Consolidated Financial Statements.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (Information for the Nine Months Ended September 30, 1999 and 2000 and
                                   Cumulative
      From March 30, 1989 (Inception) to September 30, 2000 is Unaudited)

           (Dollars in thousands, except share and per share amounts)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

      Nuvera Fuel Cells, Inc. and subsidiary (a development stage company) (the "Company") designs and develops fuel processors, proton exchange membrane ("PEM") fuel cell stacks, power modules and integrated fuel cell systems for stationary and transportation applications that generate clean, reliable and efficient energy. It is engaged in a single operating segment of the electric power generation industry.

      The Company was formed through the merger (Note 2) of De Nora Fuel Cells S.p.A. ("De Nora"), the fuel cell subsidiary of De Nora New Energy Investments B.V. ("DNNEI"), a subsidiary of Norfin S.p.A. (with its subsidiaries, "Norfin"), and Epyx Corporation ("Epyx"), the fuel processing subsidiary of Arthur D. Little, Inc. ("AD Little"), pursuant to an Investment and Exchange Agreement (the "Investment Agreement") dated April 4, 2000. De Nora began its fuel cell research operations on March 30, 1989 and conducted its activities as an integral part of the overall operations of Norfin, until October 1, 1999 when De Nora was established as a wholly owned subsidiary. Epyx began its operations in 1991 and all fuel cell development was conducted as an integral part of AD Little's overall operations until December 18, 1997 when Epyx was incorporated as a wholly owned subsidiary of AD Little.

      The Company is in the development stage. The successful completion of the Company's development program and successful commercialization of its products, and, ultimately, the attainment of profitable operations is dependent upon future events, including maintaining adequate financing to fulfill its development and marketing activities and achieving a level of sales adequate to support the Company's cost structure.

      During the years ended December 31, 1997, 1998 and 1999, the nine months ended September 30, 2000 and cumulative for the period from inception to September 30, 2000, the Company incurred net losses of $1,340, $2,285, $1,290, $29,449 and $37,043, respectively. In addition, the Company's operations have historically depended primarily upon advances, loans and contributions to capital by its stockholders and funds provided under its government-sponsored research and development contracts. The Company has obtained commitments from its principal stockholders to provide $30,000 in additional equity financing. Such commitments have been evidenced by a capital contribution agreement entered into by these stockholders on November 3, 2000. Pursuant to this agreement, the obligation of Norfin and AD Little is 50.0% each until Norfin and AD Little have contributed to the Company, in the aggregate, $1,000. Thereafter, the obligation of each stockholder is 46.8% for Norfin, 42.2% for AD Little and 11.0% for Amerada Hess Corporation ("Hess") (Note 12). This agreement will terminate on the earlier of the date of the consummation of the Company's initial public offering with proceeds to the Company of at least $30,000, the date on which capital contributions under this agreement by AD Little, Norfin and Hess exceed $30,000 or December 31, 2001. The Company believes that these commitments, as well as anticipated government funding and revenues from sales and contracts, will provide sufficient capital to fund a base level of operations for the next year.

      The merger transaction has been accounted for under the purchase method of accounting and was treated as a reverse acquisition as Norfin received the largest voting interest in the combined enterprise. Therefore, for accounting purposes, De Nora is deemed to have acquired Epyx's assets and liabilities, based upon their fair values as of the date of acquisition. The Company's consolidated financial statements for all

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

periods prior to the merger represent the financial position, results of operations and cash flows of De Nora. The Company's consolidated financial statements for periods subsequent to April 4, 2000 include the results of both De Nora and Epyx.

      The financial statements of De Nora, included in the accompanying consolidated balance sheets and related statements of operations, comprehensive loss, stockholders' equity (deficit), and cash flows, have been prepared on a carve-out basis for the purpose of presenting the financial position, results of operations and cash flows of the Company. The accompanying financial statements include allocations of general corporate overhead expenses related to the corporate headquarters and common support activities of Norfin, including information technology, financial, treasury, legal, insurance and other corporate functions as well as certain costs of operations including office rent and facility charges. These costs have been allocated to De Nora using methodologies primarily based on headcount and usage. Although management believes the allocations are reasonable, the costs of these services to De Nora may not be indicative of the costs that would have been incurred if De Nora had been a stand-alone entity (Note 8).

      Much of De Nora's revenue has historically been derived as a subcontractor to Norfin, its parent. Since the incorporation of De Nora Fuel Cells S.p.A. in October 1999 and the merger in April 2000, all of Norfin's contracts relating to fuel cells, and a significant number of AD Little's contracts relating to fuel processors, have been assigned to the Company. Under the subcontractor arrangements with its stockholders, the Company is subject to the risk and rewards of the contracts in the same manner as if it were the prime contractor. Accordingly, for financial reporting purposes, the Company recognizes subcontractor revenues from its stockholders and discloses concentration credit risks and significant customers in the same manner as if it were the prime contractor.

2. MERGER TRANSACTION AND ALLOCATION OF VALUE OF SHARES EXCHANGED

  Merger Transaction

      Under the terms of the Investment Agreement, DNNEI received 7,000,000 newly issued shares of the Company's common stock in exchange for its ownership interest in De Nora. Simultaneously with the merger, Hess purchased 700,000 shares of the Company's common stock held by AD Little. Upon consummation of the merger, Epyx, which is the legal acquirer and surviving legal entity, changed its name to Nuvera Fuel Cells, Inc. On July 26, 2000, De Nora changed its legal form and name to Nuvera Fuel Cells Europe, S.r.l. The merger costs incurred by De Nora and Epyx were approximately $100 and $50, respectively.

      Immediately after the merger, DNNEI owned 50% of the Company's common stock and held control over four of the eight seats on the Company's Board of Directors, enabling them to retain voting and operating control of the Company. AD Little owned 45% of the Company's common stock and held control over three of the Board seats. Hess owned 5% of the Company's common stock and held control over one of the Board seats.

      The merger of De Nora and Epyx constitutes a reverse acquisition, whereby Epyx was effectively acquired by De Nora for accounting purposes. Accordingly, the value of Epyx was allocated to the assets and liabilities of Epyx based on their fair values at the date of acquisition.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Value of Shares Exchanged

      The Company was valued on a 100% basis for the purposes of allocating the value of the shares exchanged to the identifiable intangible assets. For accounting purposes, the effective consideration for a 100% interest in Epyx was a 45% minority equity interest in the Company retained by AD Little.

      On the date of acquisition, Hess purchased 700,000 shares of common stock representing a 5% minority equity interest in the Company from AD Little in an arm's length transaction for $10,000. Included in the investment agreement between Hess and AD Little was an option to acquire an additional 700,000 shares of the Company's common stock held by AD Little at a per share price equal to the midpoint of the range between $14.29 and the fair market value at the date of exercise. After considering a number of factors including an outside appraisal, the Company's management determined that the fair market value as of April 4, 2000 of the stock option acquired by Hess was $2,000 and the fair market value as of April 4, 2000 of the 5% minority equity interest in the Company to be $8,000. The value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions: (1) an expected volatility of 84.4% based upon the average two-year volatility in the stock prices of comparable companies; (2) a risk-free interest rate of 6.35% per year based on the yield on a two-year U.S. Treasury Note; (3) an expected option life of 27.5 months representing the average life of the option in an IPO and non-IPO scenario; and (4) no dividend payments.

      Since Hess purchased a minority equity interest in the Company for cash in an arm's length transaction on the date of acquisition, after considering a number of factors including an outside appraisal, management deemed this transaction to be the most relevant measurement of value of a minority interest in the equity of the Company on April 4, 2000. Accordingly, the fair market value of the consideration to acquire a 100% interest in Epyx (a 45% minority interest in the Company) was estimated to be $72,100 including $100 in merger costs.

  Overall Methodology to Allocation of Value of Shares Exchanged

      All identifiable intangible assets were assigned a portion of the value of the shares exchanged in the merger on the basis of their calculated allocations in accordance with the provisions of Accounting Principles Board
(APB) Opinions No. 16, "Business Combinations" and No. 17, "Intangible Assets". Intangible assets identified were developed technology, in-process research and development, an assembled workforce and patents. The excess of the value of the shares exchanged over the fair value of identifiable intangible net assets was allocated to goodwill.

      The in-process research and development was evaluated in the context of Interpretation 4 and Paragraph 11 of Financial Accounting Standards Board ("SFAS") Statement No. 2, which requires that cost to purchase research and development be charged to expense as incurred.

      The amounts allocated to developed technology and in-process research and development were determined using the income method. The allocation to patents was determined using the relief from royalty method. The replacement cost method was used to determine the allocation to assembled workforce.

      Management is primarily responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value, including obtaining an outside appraisal. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such an acquisition. Actual results could differ from those amounts.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Value of Shares Exchanged and Related Allocation

      The following summarizes the overall allocation of the value of the shares exchanged:

Value of shares exchanged:
  Value of 100% interest in Epyx on April 4, 2000 (45% interest in the combined enterprise)............................................... $72,000
  Acquisition costs incurred by De Nora...............................     100
                                                                       -------
    Total............................................................. $72,100
                                                                       =======
Allocation of value of shares exchanged:
  Tangible net assets acquired........................................ $   500
  Intangible assets acquired--developed technology, assembled workforce and patents..............................................  15,600
  Deferred income tax liabilities.....................................  (5,225)
  In-process research and development.................................  20,300
  Goodwill............................................................  40,925
                                                                       -------
    Total............................................................. $72,100
                                                                       =======

  Developed and In-Process Technology

      While Epyx intends to market its processors to two different segments:
(1) the stationary power market--where the processor remains in a fixed location; and (2) the transportation market--where the processor is installed in a vehicle, the processors for each market are not meaningfully different from one another in terms of the underlying functionality, and each processor substantially depends on the same core technology. As such, the in-process research and development has been managed as a single integrated project. Epyx's historical research and development costs have been measured relative to the development of the multi-fuel cell processor and have not been bifurcated between the two markets.

      Revenue, expense, cash flow and technology assumptions were prepared by management through 2015. Total revenues include research and development/prototype revenue, stationary power generation revenue and transportation revenue. The total revenues were analyzed for each of the three primary categories of products: developed/existing technology, in-process technology, and future technology. For each category, revenue was projected based on the expected development of technology for each product. Revenue assumptions reflect the probable contract revenues from various governmental and commercial funding sources, as well as projected unit sales. Unit sales, pricing and gross margins were estimated based on industry data, market research and discussions with potential end customers.

      Existing technology revenue relates to the sales of prototype products that incorporate the existing technology. Revenue in 2000 was entirely attributed to developed technology. The revenue stream from developed technology was assumed to cease in 2003, at which time our revenue would be generated by the product in process of research and development at the date of valuation. The indicated lifecycles of the developed technologies were based on industry and market data and management's estimate when replacement products will reach commercialization.

      Management projected no product sales of its processor to the stationary power generation and transportation markets until commercialization is reached in 2001 and 2003, respectively. The revenues generated by stationary power generation and transportation applications were considered to be in-process research and development. A majority of this product in-process included embedded, currently existing core technology.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


      Cost of revenues, depreciation and general and administrative expenses were estimated based on a review of industry and market data and management's projections of personnel and related operating costs.

      Research and development expenses were divided into: (1) cost to complete projects related to current technology, (2) costs for developed products that have already been introduced into the market, and (3) costs to complete future technologies. Total research and development was allocated between the costs to complete and maintenance based on management's estimate of the portion of the employee base expected to be allocated to each activity. Maintenance on developed products represented 15% of the total research and development costs in 2000, declining to 1% in 2003 as sales from developed products cease. The research and development that was in-process at the valuation date have been assumed to be completed by the end of 2003, when the transportation application reaches commercialization. The remaining research and development costs were allocated between maintenance and costs to complete future technologies.

      A royalty expense was charged to in-process product revenues to reflect the benefit attributed from the core technology. This royalty stream was included in the developed technology cash flow.

      The income tax rate was based on an estimated federal and state corporate tax rate of 40%.

      The resulting cash flow figures for the developed technology were discounted to the present by applying a discount rate of 32%, consistent with venture capital rates of return for start-up companies in the research and development stages. Based on this analysis, the developed technology was valued at $9,100, which is being amortized on a straight-line basis over an estimated useful life of 6 years.

      An additional calculation was performed to reflect the cash flows attributable to the in-process technology on a percentage completion basis. Management analyzed the percentage completion of the in-process technology at the valuation date on a chronological timeframe, completed milestones and costs incurred to date as compared to the chronological timeframe, milestones and remaining costs to be incurred to reach commercialization, management estimated the completion percentage to be approximately 70%.

      The resulting cash flow figures for the in-process technology were discounted to the present by applying an appropriate discount rate of 35% which is slightly higher than the discount rate applied to the developed technology. The higher discount rate represents a risk premium over the developed technology and the business as a whole due to the uncertainty of the technology advances achieved as of the date of value. The 35% is consistent with venture capital rates of return for start-up companies in the research and development stages. Based on the analysis, the in-process research and development was valued at $20,300, which was expensed upon consummation of the merger, and reflected in the Company's statement of operations for the nine months ended September 30, 2000.

      The Company faces certain material risks to the timely completion of its development activities and meeting its planned commercialization dates. Major risks include the ability to integrate Epyx's operations with those of the former De Nora Fuel Cells S.p.A, the ability to purchase key components from suppliers, the ability to receive future government contracts to fund a portion of development costs, restrictions which the government contracts can place on the Company's operations and technology (such as march-in rights and requirements to source components domestically), the ability to hire, train and retain qualified personnel and the ability to raise the necessary additional capital to fund the Company's development activities.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Patents

      The relief from royalty method is based on the premise that in lieu of ownership, a firm would be willing to pay a royalty for the use of patent technology. Actual royalty rates paid for the use of various patents in the industry were used to determine industry-specific royalty rates. As a result of the above research on patents in the industry, considering the specific nature of the subject patents, a 2.0% pretax royalty rate was assumed. Based on the analysis, the fair market value of Epyx's patents and patent applications as of April 4, 2000 was determined to be $5,400, which will be amortized on a straight-line basis over an estimated useful life of 5 years.

  Assembled Workforce

      An assembled workforce is the presence of a skilled employee base that is knowledgeable about company procedures and possesses expertise in certain fields that are important to continued profitability and growth of the company. Benefits are attributable to an assembled workforce since it can be very costly to locate, hire, and train a workforce, as evidenced by expenditures related to retaining employees and reducing turnover. The more specialized the workforce, the greater the cost of its assemblage, and the larger its benefit to the enterprise.

      The assembled workforce analysis estimates the allocation related to Epyx's assembled workforce by determining, on a replacement cost basis, the cost to find and interview candidates and to train new employees in their positions. Based on the analysis, the assembled workforce was valued at $1,100 which is being amortized on a straight-line basis over an estimated useful life of 4 years.

  Deferred Income Taxes

      Deferred income taxes primarily represents taxes related to the identified intangible assets (excluding goodwill) at a rate of 40%. The net deferred tax liability recorded at the date of acquisition was $5,225.

  Goodwill

      All identifiable assets acquired, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise. The remaining value of the shares exchanged in excess of the identified assets was allocated to goodwill which is being amortized by a systematic charge to income over the periods that are expected to benefit from the asset. Accordingly, value allocated to goodwill as of April 4, 2000 was $40,925, which is being amortized on a straight-line basis over an estimated useful life of 7 years.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Pro Forma Disclosure (Unaudited)

      The following table presents the unaudited pro forma results of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 assuming the merger had occurred as of January 1, 1999. These pro forma results have been prepared for informational purposes only and are not necessarily indicative either of what would have occurred had the merger occurred at those dates or the results that may occur in the future.

                                                          (Unaudited)
                                                   December 31,  September 30,
                                                       1999          2000
                                                   ------------  -------------
Revenue........................................... $     1,251    $     1,830
Loss from operations..............................     (14,842)       (17,781)
Net loss..........................................     (13,702)       (14,112)
Basis and diluted net loss per common share....... $      (.98)   $      (.99)
Shares used in computing basic and diluted net
 loss per common share............................  14,000,000     14,288,172

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

      As described in Note 2, the Company completed a merger on April 4, 2000 that has been accounted for as a reverse acquisition. Accordingly, the Company's consolidated financial statements for periods prior to April 4, 2000 represent those of De Nora, which is considered to be the acquiror for accounting purposes. The consolidated financial statements for periods subsequent to April 4, 2000 include the accounts of the Company and its wholly owned subsidiary after elimination of all significant intercompany balances.

  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

      Revenues on products where title passes to the customer and that are sold without the right to return and without customer acceptance are recognized when the product has been shipped and the Company has met its obligations under the sales contract. Revenues on products requiring the Company to also perform installation are recognized when the installation is complete. Provisions for warranty are estimated and accrued at the time of sale. Estimates of the warranty reserve are reviewed and revised periodically and accruals for such provisions are recorded in the accounting period in which the revisions are made. The Company has recorded a warranty reserve of approximately $100 as of September 30, 2000. There were no such accruals in any of the other periods presented.

      Revenues on long-term contracts, primarily prototype fuel processors used for research and development purposes where title does not pass to the customer, are recognized on the percentage-of-completion method based on the costs incurred to date as compared to the estimated total costs for each

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

contract. The Company has entered into long-term contracts, primarily to develop prototype fuel processors to be used for research and development. Management has estimated the total costs to complete these contracts and compared these costs to the contractual revenue. On contracts for which a loss is expected, a liability for the entire loss expected on the contract has been accrued. The Company has recorded an accrual for an estimated losses on uncompleted contracts of $657 as of September 30, 2000. There were no such accruals in any of the other periods presented. Estimates of total cost to complete are reviewed and revised periodically and accruals for estimated losses for such revisions are recorded in the accounting period in which the revisions are made.

      Revenues from consulting contracts are recognized as services are performed. Lease revenues are recognized ratably over the lease period.

      Under certain arrangements in which a third-party funds a portion of the research and development costs on a specific project, the direct materials and labor costs of that project are recorded as a cost of revenue, while overhead and general and administrative expenses allowable for inclusion in the cost reimbursement calculation are recorded as selling, general and administrative expenses.

  Research and Development

      Research and development expenses consist principally of expenditures for research conducted by the Company and include the net costs incurred under contracts that qualify as best efforts arrangements. Costs for contracts that qualify as best-efforts arrangements are recognized as research and development expenses and include the net costs incurred under the contracts.

      Funding related to contracts which qualify as best-efforts arrangements are recorded as an offset to the Company's research and development expenses and the Company is generally required to absorb 12% to 70% of the total costs incurred on best-efforts arrangements. Development costs generally include an allocable share of allowable indirect costs such as overhead and general and administrative expense.

      Contracts are deemed to be best-efforts arrangements when all of the following conditions are met: (a) the sole or principal customer is the U.S. and Italian governments or the European Union; (b) the activities performed qualify as research and development under SFAS No. 2, "Accounting for Research and Development Costs"; (c) the Company retains a right to the data and results of the research and development; (d) the total costs at the inception of the contract are expected to exceed the amount of the grant; and (e) the Company is obligated to perform only on a best efforts basis to achieve the agreed-upon objectives. The total costs incurred under these arrangements and the total amount of funding netted against research and development during the years ended December 31, 1997, 1998 and 1999, the nine months ended September 30, 1999 and 2000, and cumulative from inception to September 30, 2000 were as follows:

                               Year Ended          Nine Months     Cumulative From
                              December 31,     Ended September 30,  Inception To
                          -------------------- -------------------  September 30,
                           1997   1998   1999    1999      2000         2000
                          ------ ------ ------ --------- --------- ---------------
Research and development
 costs incurred.........  $1,751 $3,409 $1,757 $   1,021 $   5,630     $16,351
Government funding
 offset against costs...     632  1,421    753       648     2,003       6,673
                          ------ ------ ------ --------- ---------     -------
Research and development
 expense, net...........  $1,119 $1,988 $1,004 $     373 $   3,627     $ 9,678
                          ====== ====== ====== ========= =========     =======

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


      Contract costs, including indirect expenses, on U.S. government contracts are subject to audit and adjustment by the Defense Contract Audit Agency (the "DCAA"). Contract revenues for the period from April 4, 2000 to September 30, 2000 have been recorded in amounts which are expected to be realized upon final settlement. Contract costs, including indirect expenses, on European Union and Italian government contracts are audited at the time of reimbursement which is approximately eight (8) months following submission for payment. In management's opinion, the results of such audits will not have a material effect on the Company's financial position, results of operations or cash flows.

  Accounts Receivable--Stockholders

      Accounts receivable--stockholders consists primarily of amounts that AD Little owes the Company in respect of various research and development services the Company has provided under three U.S. government contracts under which we currently serve as subcontractor to AD Little and receive government funding. As of September 30, 2000, AD Little owed the Company $1,095 in respect of these services.

  Unbilled Receivable--Stockholders

      Unbilled receivable--stockholders represents accounts due from AD Little and Norfin related to services performed in which the Company is the sub-contractor that have not yet been billed by the stockholders which are expected to be billed and collected within one year.

  Unbilled Receivable--Trade

      Unbilled receivable--trade represents revenues earned on contracts that have not yet been billed which are expected to be billed and collected within one year.

  Due from Stockholder

      Due from stockholder is composed of commitments made by AD Little in the investment and exchange agreement and over-reimbursement of expenses paid on behalf of the Company by AD Little. In the investment and exchange agreement, AD Little represented and warranted that Epyx had a net worth of $500 immediately prior to the merger. As a result of expected losses on long-term contracts, Epyx's net worth immediately prior to the merger was $(286). Accordingly, the Company has recorded as an asset an amount due from stockholder of $786. As of September 30, 2000, AD Little owed the Company $518 in respect of the over reimbursement of expenses paid on our behalf by AD Little.

  Cash and Cash Equivalents

      The Company considers all highly liquid investments with remaining maturities of three months or less when purchased to be cash equivalents.

  Inventories

      Inventories consist of unbilled work-in-progress, including materials, labor, and overhead, which are valued at the lower of cost or market using the first-in, first-out method.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Property and Equipment, Net

      Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the related assets. The Company periodically evaluates the recoverability of its long-lived assets based on the expected undiscounted cash flows and recognizes impairments, if any, based on the discounted cash flows.

  Intellectual Property

      Intellectual property including patents and know-how is carried at no value, except for the patents valued in connection with the merger (Note 2).

  Intangible Assets

      Intangible assets are being amortized on a straight-line basis over the related useful life of the asset (Notes 2 and 6).

  Income Taxes

      The operating results of De Nora have been included in the income tax returns of Norfin through October 1, 1999, at which time, De Nora was established as a new wholly owned subsidiary and began to file its own tax returns. The Company was not reimbursed for the benefits realized by Norfin from utilization of the Company's tax losses. Therefore, no asset has been recognized for such benefits in the Company's financial statements. For reporting purposes, the Company computed its income tax provision on a separate return basis using the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes.

      For periods subsequent to October 1, 1999, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to those amounts expected to be realized.

  Other Long-Term Liabilities

      Other long-term liabilities represent a severance indemnity accrual for the Company's personnel employed in Italy. The liability is based upon the employee's salary, years of service and is indexed annually for inflation. The liability is payable to the individual upon termination of their employment regardless of the reason for the termination.

  Stock-Based Compensation

      The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


      Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued To Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, which ever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

  Net Loss Per Common Share

      Basic and diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding. As a result of the reverse acquisition the weighted-average number of shares outstanding, for the purpose of presenting net loss per common share on a comparative basis, has been retroactively restated to the earliest period presented based on the exchange ratio in the reverse acquisition. The Company had no securities or contracts outstanding which were convertible into shares of common stock during 1997, 1998, 1999 or the nine months ended September 30, 1999 and 2000.

      The following table illustrates the calculation of net loss per common share:

                                                               Nine Months Ended
                             Year Ended December 31,             September 30,
                         ----------------------------------  -----------------------
                            1997        1998        1999        1999        2000
                         ----------  ----------  ----------  ----------  -----------
Net loss................ $   (1,340) $   (2,285) $   (1,290) $   (1,090) $   (29,449)
Weighted average number
 of common shares.......  7,000,000   7,000,000   7,000,000   7,000,000   11,843,566
Net loss per common
 share--basic and
 diluted................ $     (.19) $     (.33) $     (.18) $     (.16) $     (2.49)

  Foreign Currency Translation

      The Company translates financial statements denominated in foreign currency in accordance with SFAS No. 52, "Foreign Currency Translation". The reporting currency for all periods presented is the U.S. dollar. Balance sheet accounts are translated at the end of period exchange rate and statement of operations accounts at the average exchange rate for the period. Because the local currency is the functional currency, translation gains and losses are recorded in accumulated other comprehensive income (loss) and transaction gains and losses are reflected in other (income) expense in determining net loss.

  Unaudited Interim Financial Information

      The consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and cumulative from March 30, 1989 (inception) to September 30, 2000 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation. The results for the interim periods are not necessarily indicative of the results to be expected for any other interim periods or the full year.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

      The Company's receivables are derived primarily through its stockholders, from contracts with the U.S. and Italian governments and the European Union. Amounts included in accounts receivable and unbilled receivables under these contracts at December 31, 1998, December 31, 1999 and September 30, 2000 were $1,542, $948, and $2,244, respectively. The Company does not have any balances billed but not paid by customers under retainage provisions.

      Two customers accounted for 85% and 89% of the revenues for the years ended December 31, 1997 and 1998, respectively. Three customers accounted for 71% of revenues for the year ended December 31, 1999. Three customers accounted for 94% of revenues for the nine months ended September 30, 1999 and two customers accounted for 51% of revenues for the nine months ended September 30, 2000. Amounts included in accounts receivable and unbilled receivables from these customers at December 31, 1998, December 31, 1999 and September 30, 2000 were $14, $147 and $1,147, respectively.

      The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral from its customers. The Company maintains reserves for potential credit losses.

  Fair Value of Financial Instruments

      The Company's financial instruments, including cash and cash equivalents, receivables, accounts payable and notes payable are carried at cost which approximates their fair values because of the short term nature of these instruments.

  Impairment of Long-Lived Assets

      The Company deems an asset to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value if any, is less than its carrying amount. When evaluating and measuring impairment, assets are grouped at the lowest level for which there are identifiable, largely independent cash flows. Factors leading to impairment were a combination of historical losses and anticipated future losses. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar assets or the results of valuation techniques.

  Recently Issued Accounting Pronouncements

      In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company will adopt SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 will have no material impact on the Company's consolidated financial position or results of operations.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


      In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The Company will adopt SAB No. 101 in the fourth quarter of 2000. SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition. The Company believes that its revenue recognition practices for sales are substantially consistent with SAB No. 101. The Company's revenue practices for government and other contracts fall within and are in compliance with AICPA Audit and Accounting Guide, "Audits of Federal Government Contractors", and AICPA Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." SAB No. 101 did not modify the principles of the Audit and Accounting Guide or SOP No. 81-1. The Company does not expect that SAB No. 101 will have a material effect on its consolidated financial position or results of operations.

4. INVENTORIES

      Inventories consist of the following:

                                                      December 31, September 30,
                                                          1999         2000
                                                      ------------ -------------
Finished products....................................     $ 46         $110
Work in progress.....................................       -            77
Raw materials........................................      582          538
                                                          ----         ----
  Inventories........................................     $628         $725
                                                          ====         ====

      There were no inventories as of December 31, 1998.

5. PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:

                                                 December 31,
                                                 -------------  September 30,
Description                         Useful Life   1998   1999       2000
-----------                         ------------ ------  -----  -------------
Laboratory equipment............... 4 to 5 years $  347  $ 382     $  717
Furniture and fixtures............. 5 to 8 years     31     48        318
Assets held for lease..............      4 years    650    559        500
Computer equipment.................      2 years    --     --          66
Leasehold improvements.............      5 years    --     --         159
                                                 ------  -----     ------
   Total...........................               1,028    989      1,760
Less accumulated depreciation......                (753)  (749)      (785)
                                                 ------  -----     ------
   Property and equipment, net.....              $  275  $ 240     $  975
                                                 ======  =====     ======

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


6. INTANGIBLE ASSETS

      Intangible assets consist of the following:

                                                         December
                                                            31,
                                                 Useful  --------- September 30,
Description                                       Life   1998 1999     2000
-----------                                      ------- ---- ---- -------------
Assembled workforce............................. 4 years $--  $--     $ 1,100
Developed technology............................ 6 years  --   --       9,100
Patents......................................... 5 years  --   --       5,400
Goodwill........................................ 7 years  --   --      40,925
                                                         ---- ----    -------
  Total.........................................          --   --      56,525
Less accumulated amortization...................          --   --      (4,359)
                                                         ---- ----    -------
  Intangible assets, net........................         $--  $--     $52,166
                                                         ==== ====    =======

7. FINANCING (INCLUDING RELATED PARTY FINANCING)

      On March 21, 2000, the Company entered into a financing agreement with an Italian bank to provide up to $905 (equivalent to 2 billion lira based on the September 30, 2000 exchange rate) under a line of credit. The line of credit bears interest at a variable rate (5% per annum at September 30, 2000), has no stated maturity date and is guaranteed by Norfin. In March 2000, the Company borrowed approximately $759 under the line of credit. The borrowings under the line of credit were repaid in June 2000 using a portion of the proceeds received as capital contributions from AD Little and Norfin. The full amount of the line of credit was available as of September 30, 2000.

      At December 31, 1999, the Company had promissory notes outstanding to Norfin totaling $545. The promissory notes, which carried interest at a rate equal to 90 day LIBOR plus .5% (3.9137% effective rate at December 31, 1999), were repaid in March 2000 using proceeds received from borrowings under the bank line of credit. No promissory notes were outstanding as of September 30, 2000. Interest expense of $2 and $7 was recorded in 1999 and 2000, respectively.

8. RELATED PARTY TRANSACTIONS

      The accompanying consolidated financial statements include allocations of general corporate overhead expenses related to the corporate headquarters and common support activities of Norfin, including information technology, financial, treasury, legal, insurance and other corporate functions as well as certain costs of operations including office rent and facility charges. These costs have been allocated to De Nora using methodologies primarily based on headcount and usage. Billings reflect actual costs plus a mark-up of approximately 10%. The total costs allocated to the Company were $465, $465 and $403 for the three years ended December 31, 1999. Although management believes the allocations are reasonable, the costs of these services to De Nora may not be indicative of the costs that would have been incurred if De Nora had been a stand-alone entity.

      In connection with the establishment of De Nora as a separate subsidiary of Norfin in October 1999, De Nora and Norfin entered into several agreements whereby Norfin would continue to perform certain services for De Nora. The services included assistance and cooperation in financial, accounting, organizational, commercial, intellectual property, research and development, import-export, tax and legal matters. The total costs incurred by the Company under these agreements were $138 and $553 during the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


      The Company leases its offices, laboratory space and production facility in Italy from Finisola S.p.A. ("Finisola"), a subsidiary of Norfin S.p.A., which also owns De Nora New Energy Investments B.V., pursuant to leases entered into in July 2000. The leases expire on June 30, 2006, and each lease is automatically renewed for an additional six-year term unless either party notifies the other party that it wishes to terminate the relevant lease six months prior to its expiration. The total lease payments under the leases are 178 million Italian lira, or approximately $81, plus taxes, per year, based on the September 30, 2000 exchange rate. The minimum lease commitments are $81 in 2001, 2002, 2003, 2004 and 2005.

      Previously, the Company leased laboratory and office space in Italy from Finisola under leases entered into in October 1999 and January 2000 that provided for payments of 60 million Italian lira, or approximately $26 per year. These leases were terminated in connection with the new leases entered into in July 2000. The total costs incurred by the Company under the leases were $8 and $84 for the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively.

      In May 2000, the Company entered into a services agreement with De Nora Elettrodi S.p.A., an affiliate of Norfin S.p.A., to provide to the Company personnel for packaging, transportation and mechanical tasks for an hourly fee of approximately $53, and daily fees of approximately $308, per business trip and assistance in import-export and other administrative matters for a fee of approximately $81 per task. The agreement terminates December 31, 2000 and is automatically renewed for successive one-year terms unless either party notifies the other party that it wishes to terminate the agreement at least 30 days prior to December 31 of each year. The total cost incurred by the Company under this agreement was $16 for the nine months ended September 30, 2000.

      On April 4, 2000, the date of the merger, the Company and AD Little entered into a license and services agreement, pursuant to which AD Little had granted to the Company a license to occupy and use office and laboratory space in AD Little's headquarters, and AD Little had agreed to provide to the Company certain general and administrative services. The license and service fee under the agreement is $2,460 per employee of the Company at the Cambridge facility per month. The total charges during the nine months ended September 30, 2000 under this agreement were $976. The license and services agreement terminates on December 31, 2000, subject to six-month renewals by mutual consent of the parties.

      In addition, from the date of the merger, certain services have been subcontracted to AD Little by the Company under the Company's contractual agreements and are reflected as costs of revenue and research and development expenses in the financial statements. The rate charged between the two companies for subcontract services equals 85% of the rate a third-party would be charged by AD Little for similar services. Management believes this subcontract rate is reasonable for the services performed. The costs of certain services, including costs relating to best-efforts research and development activities, subcontracted to AD Little by the Company under the Company's contractual agreements was $237 during the nine months ended September 30, 2000.

      Under the terms of the Investment Agreement, AD Little and Norfin each agreed to provide up to $11,000 in cash to fund the Company's operations through December 31, 2000. In April 2000, AD Little and Norfin each contributed to capital $3,000 under this commitment. On November 3, 2000, AD Little, Norfin and Hess entered into a $30,000 capital contribution agreement (Note 1).

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


      A summary of the transactions with Norfin and AD Little are as follows:

                              Year Ended          Nine Months   Nine Months
                             December 31,            Ended         Ended      Cumulative
                         ----------------------  September 30, September  30,   Since
                          1997    1998   1999         1999          2000      Inception
                         ------  ------ -------  ------------- -------------- ----------
Due to stockholders at
 beginning of period.... $1,473  $2,257 $ 5,248     $5,248        $   --       $   --
Due from AD Little in
 connection with the
 merger.................    --      --      --         --             786          786
 Net expenditures
  (including collections
  on accounts
  receivables) paid
  (received) by
  stockholder on behalf
  of the Company........    874   2,526   1,881        788            423        6,206
 Payment to stockholders
  for agreements........    --      --      --         --          (4,142)      (4,142)
 Due to stockholders
  converted into capital
  contributions.........   (848)    --   (7,058)       --             --        (7,906)
 Expenses allocated from
  stockholder including
  costs under certain
  related party
  agreements............    465     465     403        302          1,629        4,324
 Foreign exchange
  effect................    293     --     (474)       --             --          (572)
                         ------  ------ -------     ------        -------      -------
Due to (from)
 stockholders at end of
 period................. $2,257  $5,248 $   --      $6,338        $(1,304)     $(1,304)
                         ======  ====== =======     ======        =======      =======
Average balance due..... $1,865  $3,753 $ 3,905     $6,017        $ 1,045      $ 2,067
                         ======  ====== =======     ======        =======      =======

      On July 31, 2000, Hess purchased 943,824 shares of newly issued common stock from the Company for an aggregate price of $15,000. The proceeds from the sale will be used for research and development, marketing and general working capital purposes or such other purposes as the Company may determine from time to time in its discretion.

      On August 1, 2000, the Company entered into a consulting agreement with Fineurop Soditic S.p.A., an affiliate of Fineurop International Limited, to provide financial advisory services to the Company in connection with its initial public offering. The agreement included a retainer fee of $90 which will be offset against the planned success fee equal to 0.7% of the net proceeds received from the initial public offering.

9. INCOME TAXES

      The operating results of the Company were included in the income tax returns of Norfin through October 1, 1999, at which time, De Nora was established as a new wholly owned subsidiary and began to file its own tax returns. The methodology for allocating tax benefit with Norfin is set forth in
Note 3.

      Significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
Deferred income tax assets:
  Net operating loss carryforwards............................... $  --  $   54
Deferred income tax liabilities:
  Intangibles....................................................    --     --
                                                                  ------ ------
Deferred income tax assets (liabilities).........................    --      54
Less: valuation allowance........................................    --     (54)
                                                                  ------ ------
Net deferred income taxes........................................ $  --  $  --
                                                                  ====== ======

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


      The Company has established a valuation allowance because of uncertainties regarding its ability to generate sufficient taxable income in the applicable tax jurisdiction during the carryforward period to fully utilize the net operating loss carryforwards.

      Reconciliations of the applicable statutory rate to the effective rate are as follows:

                                                             Year Ended
                                                            December 31,
                                                           ------------------
                                                           1997   1998   1999
                                                           ----   ----   ----
Applicable Italian statutory rate.........................  37 %   37 %   37 %
Permanent items and other................................. --     --      (1)
Less: Provision for valuation allowance on deferred tax
 assets................................................... --     --     (36)
Parent utilization of net operating losses................ (37)   (37)   --
                                                           ---    ---    ---
  Effective tax rate......................................  -- %   -- %   -- %
                                                           ===    ===    ===

      At December 31, 1999, the Company had a foreign tax net operating loss carryforward available for future periods from De Nora of $54 expiring indefinitely. The Company also has available research and development credits for federal and state tax purposes of approximately $311 and $101, respectively. The federal research and development credits expire as follows:
$61 in 2018, $142 in 2019 and $108 in 2020. The state research and development credits expire as follows: $20 in 2013, $46 in 2014 and $35 in 2015.

      Under a tax indemnification agreement dated October 26, 2000, AD Little has agreed to indemnify the Company and its subsidiaries for any income tax liabilities that may be imposed on the Company arising solely from the Company or any of its subsidiaries having been a member of AD Little's consolidated, combined or unitary group.

10. RETIREMENT SAVINGS PLAN

      The Company has a non-contributory 401(k) Retirement Plan for eligible full-time and part-time employees. Employees eligible to participate in the Plan must be at least 21 years of age. Under the Plan, employees may generally contribute up to 15% of their compensation, however, not in excess of IRS limitations. The Company does not make matching contributions at this time. Employees are 100% vested in their own contributions plus earnings at all times.

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


11. GEOGRAPHIC SALES INFORMATION

      The Company operates in a single segment. Information with respect to the Company's revenues (Note 1) for the years ended December 31, 1997, 1998 and 1999, the nine months ended September 30, 1999 and 2000 and other data for the nine months ended September 30, 2000 by geographic area are as follows (revenues are attributed to geographical areas based on the location of the customer):

                                     United          Europe and
                                     States   Canada Middle East Asia  Total
                                    --------  ------ ----------- ---- --------
Revenues
  Year ended December 31, 1997..... $     34   $--     $   316   $--  $    350
  Year ended December 31, 1998.....       22    --         262    --       284
  Year ended December 31, 1999.....      121    --         548    --       669
  Nine months ended September 30,
   1999............................      144    --         388    --       532
Nine Months Ended September 30,
 2000
  Revenues.........................      606    104        789    638    2,137
  Less: intercompany sales.........     (368)   --         --     --      (368)
                                    --------   ----    -------   ---- --------
    Total revenues................. $    238   $104    $   789   $638 $  1,769
                                    ========   ====    =======   ==== ========
Loss from operations............... $(31,624)   --     $(1,207)   --  $(32,831)
Identifiable assets................   66,510    --       5,096    --    71,606

12. SUBSEQUENT EVENTS

  Sublease with ADL

      Effective January 1, 2001, the Company entered into an agreement with AD Little for the sublease of space and use of facilities, equipment and services. The initial term of the agreement extends to December 31, 2005, and the agreement will automatically be renewed for two additional terms, the first expiring on January 1, 2008 and the second on January 1, 2010, unless the Company notifies AD Little that they wish to terminate the lease at least 18 months prior to the relevant termination date. Payments for leased space, which total $690,000 per year, are made on a monthly basis. In addition, the Company will pay to AD Little an annual service fee of $616,400, payable on a monthly basis, for the Company's share of real estate taxes and assessments, utility charges and maintenance costs. Charges for equipment and services will be allocated based on headcount and usage.

  Development and Supply Agreement

      In November 2000, the Company entered into an agreement with De Nora Elettrodi S.p.A., an affiliate of Norfin, whereby De Nora Elettrodi will grant the Company exclusive access to its development efforts with respect to catalyst-coated gas diffusion electrodes, catalysts and gas diffusers for use in fuel cell stacks and shift catalysts for use in fuel processors, and supply these products to the Company. De Nora Elettrodi will bear all research and development costs. Once the Company tests the prototype products and is satisfied that they meet the Company's specifications, the Company will have the option to purchase on an exclusive basis and to require that De Nora Elettrodi supply to the Company on an exclusive basis catalyst-coated gas diffusion electrodes, catalysts and gas diffusers for use in fuel cell stacks. If the Company is not satisfied with any prototype product or if the parties fail in good faith to reach agreement on a purchase commitment on any

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

product, De Nora Elettrodi will be able to sell the product to any third party and the Company will waive any right to have the product sold exclusively to the Company. Pricing to the Company on products with respect to which the Company does not exercise its exclusivity option and on all other De Nora Elettrodi products other than shift catalysts will be at least as favorable as pricing to any other customer of De Nora Elettrodi and will in any event be 10% below catalogue prices.

  Restricted Stock Grants

      On October 10, 2000, the Company granted 245,000 fully-vested shares of the Company's common stock contributed to the Company by AD Little to certain long-term employees of the Company, including some of the executive officers of the Company, in recognition of their past service to the Company. The Company will record stock-based compensation of $4,655 in October 2000 relating to these restricted share grants based on an estimated fair market value of $19.00 per share representing the mid-point of the expected offering range for the Company's common stock in this initial public offering. The Company provided forgivable loans to these employees in an aggregate amount of approximately $1,800 to enable them to pay the income taxes related to the grants. The loans will carry interest at a rate of 8.5% per year and the principal of and interest on these loans will be forgiven from repayment by the employee over a period of two years if the employee remains an employee of the Company. The Company will record additional compensation expense as these loans are forgiven in an amount equal to the principal and accrued interest forgiven. In connection with these transactions, AD Little made an additional capital contribution of approximately $2,200 to the Company on November 3, 2000.

      In addition, the portion of the stock grants collateralizing the employee loans will be accounted for under variable plan accounting. Therefore, additional stock-based compensation will be recorded in the future on the collateralized grants until the loan is repaid or forgiven based on the difference between the value of the common stock at date of grant and the fair value of the common stock at each reporting date.

  Stock Option Grants Under 2000 Stock Incentive Plan

      On September 14, 2000, the Company's stockholders approved the 2000 Stock Incentive Plan, pursuant to which employees, directors and consultants of the Company are eligible to receive stock options, restricted stock and other stock-based awards, including stock appreciation rights and rights to dividends and dividend equivalents. The maximum number of shares of common stock that may be issued under this plan is 2,465,736.

      In November 2000, the Company granted options to purchase 17,276 shares of its common stock at an exercise price of $14.29 per share to non-employees under the 2000 Stock Incentive Plan. The Company will record stock-based compensation of $184 during the three months ended December 31, 2000. The fair value of the stock options at the date of grant was measured using the Black-Scholes option pricing model based on an estimated fair value of $19.00 per share representing the midpoint of the expected offering range for the Company's common stock in this initial public offering, a risk-free interest rate of 6.0%, an expected option life of 2 years, no dividends and a volatility of 84.4%. Additional stock-based compensation will be recorded over the four-year vesting period based on the difference between the fair value of the common stock at the date of grant and the fair value of the common stock at each reporting date.

      In November 2000, options to purchase 637,812 shares of the Company's common stock (309,498 shares at an exercise price of $14.29 per share and 328,314 shares at an exercise price of $17.86 per share) were granted to certain key employees under the 2000 Stock Incentive Plan. The Company will record deferred

                     NUVERA FUEL CELLS, INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

compensation of $1,834 relating to these option grants to employees based on an estimated fair market value of $19.00 per share representing the mid-point of the offering range for the Company's common stock in this initial public offering. The deferred compensation will be charged to income over the four-year vesting period.

  AD Little Sale to Hess

      In January 2001, Hess purchased 747,194 shares, or 5% of the Company's outstanding common stock, held by AD Little for $12,500 plus an additional amount per share equal to half the difference between the per share price paid by Hess and the offering price of shares in the Company's initial public offering, such additional amount not to exceed $2,500. None of these proceeds were received by the Company.

      Subsequent to the purchase by Hess in January 2001 of 747,194 shares of the Company's common stock from AD Little, the parties amended the capital contribution agreement to adjust the commitment percentages to 46.8% for Norfin, 37.2% for AD Little and 16.0% for Hess.

  Initial Public Offering

      On November 8, 2000, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with its plan to complete an initial public offering of its common stock.

  Stock Split in Connection with Initial Public Offering

      The Company's Board of Directors is expected to declare a 14-for-1 stock split immediately prior to the effectiveness of the Company's proposed initial public offering. The par value of the common stock will remain at the pre-split reverse merger amount of $.01 per share. All references in the consolidated financial statements and notes thereto to share prices, per share amounts, stock option plans and common shares issued and/or outstanding have been adjusted retroactively for the 14-for-1 stock split.

                                   * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of EPYX Corporation
Cambridge, Massachusetts

      We have audited the accompanying balance sheets of Epyx Corporation (a development stage company) (the "Company") as of December 31, 1999 and 1998, and the related statements of operations, stockholder's deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

      The Company is in the development stage as of December 31, 1999. As discussed in Note 1 to the financial statements, successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including maintaining adequate financing to fulfill its development activities, and achieving a level of sales adequate to support the Company's cost structure.

      As discussed in Note 8 to the Financial Statements, on April 4, 2000, the Company merged with De Nora Fuel Cells, S.p.A, a wholly-owned subsidiary of De Nora New Energy Investments B.V., in a transaction accounted for as a reverse acquisition.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 3, 2000

                                EPYX CORPORATION
                         (A Development Stage Company)

                                 BALANCE SHEETS
                (Dollars in thousands, except per share amounts)

                                                   December 31,
                                                  ----------------   March 31,
                                                   1998     1999       2000
                                                  -------  -------  -----------
                                                                    (Unaudited)
                     ASSETS
Current assets:
  Accounts receivable--stockholder (net of
   allowance for doubtful accounts of $10 in
   1998, $23 in 1999 and $25 in 2000)............ $   751  $   972    $ 1,502
  Unbilled receivables--stockholder (net of
   allowance for doubtful accounts of $10 in
   1998, $23 in 1999 and $25 in 2000)............     297      551        807
  Prepaid and other current assets...............     129        5        --
                                                  -------  -------    -------
    Total current assets.........................   1,177    1,528      2,309
  Property and equipment, net....................     558      350        441
                                                  -------  -------    -------
    Total assets................................. $ 1,735  $ 1,878    $ 2,750
                                                  =======  =======    =======
      LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
  Accounts payable--trade........................      62      130         12
  Advance payments from customers................      30       41        111
  Accrued compensation and other expenses........     144      230        224
  Estimated losses on uncompleted projects.......     270      899      1,479
  Due to stockholder.............................   3,786    6,741      9,137
                                                  -------  -------    -------
    Total current liabilities....................   4,292    8,041     10,963
Commitments and contingencies (Note 4)...........     --       --         --
Stockholder's deficit:
  Common stock, par value $.01 per share,
   500,000, 1,000,000 and 2,000,000 shares
   authorized in 1998, 1999 and 2000,
   respectively; 500,000 shares issued and
   outstanding...................................       5        5          5
  Deficit accumulated during the development
   stage.........................................  (2,562)  (6,168)    (8,218)
                                                  -------  -------    -------
    Total stockholder's deficit..................  (2,557)  (6,163)    (8,213)
                                                  -------  -------    -------
    Total liabilities and stockholder's deficit.. $ 1,735  $ 1,878    $ 2,750
                                                  =======  =======    =======


                       See Notes to Financial Statements.

                                EPYX CORPORATION
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                             (Dollars in thousands)

                                                                       Cumulative
                                                                      From July 5,
                           Year Ended December       Three Months         1991
                                   31,              Ended March 31,   (Inception)
                          ------------------------  ----------------  to March 31,
                           1997    1998     1999     1999     2000        2000
                          ------  -------  -------  -------  -------  ------------
                                                      (Unaudited)     (Unaudited)
Revenues
  Contracts.............  $1,551  $   891  $   458  $   123  $    61    $ 4,128
  Lease.................     --       146      124       68      --         270
  Government............     265      --       --       --       --       1,125
                          ------  -------  -------  -------  -------    -------
    Total revenues......   1,816    1,037      582      191       61      5,523
Cost of revenues
  Contracts.............   1,185      701    1,101      269    1,237      4,998
  Lease.................     --       286      124       68      --         410
  Government............     265      --       --       --       --       1,510
                          ------  -------  -------  -------  -------    -------
    Total cost of
     revenues...........   1,450      987    1,225      337    1,237      6,918
Research and development
 expense, net...........     182    1,375    2,430      720      574      4,868
General and
 administrative
 expense................     351      684      533      149      300      1,955
                          ------  -------  -------  -------  -------    -------
  Net loss..............  $ (167) $(2,009) $(3,606) $(1,015) $(2,050)   $(8,218)
                          ======  =======  =======  =======  =======    =======


                       See Notes to Financial Statements.

                                EPYX CORPORATION
                         (A Development Stage Company)

                      STATEMENTS OF STOCKHOLDER'S DEFICIT
                             (Dollars in thousands)

                                        Common Stock,   Deficit
                                          $.01 Par    Accumulated
                                            Value     During The      Total
                                        ------------- Development Stockholder's
                                        Shares Amount    Stage       Deficit
                                        ------ ------ ----------- -------------
Balance, January 1, 1997...............  --     $--     $  (386)     $  (386)
Conversion of payable to Arthur D.
 Little, Inc. into
 common stock..........................  500       5        --             5
Net loss...............................  --      --        (167)        (167)
                                         ---    ----    -------      -------
Balance, December 31, 1997.............  500       5       (553)        (548)
Net loss...............................  --      --      (2,009)      (2,009)
                                         ---    ----    -------      -------
Balance, December 31, 1998.............  500       5     (2,562)      (2,557)
Net loss...............................  --      --      (3,606)      (3,606)
                                         ---    ----    -------      -------
Balance, December 31, 1999.............  500       5     (6,168)      (6,163)
Net loss (Unaudited)...................  --      --      (2,050)      (2,050)
                                         ---    ----    -------      -------
Balance, March 31, 2000 (Unaudited)....  500    $  5    $(8,218)     $(8,213)
                                         ===    ====    =======      =======



                       See Notes to Financial Statements.

                                EPYX CORPORATION
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                          Cumulative
                                                       Three Months      From July 5,
                          Year Ended December 31,     Ended March 31,        1991
                          --------------------------  ----------------  (Inception) to
                           1997     1998      1999     1999     2000    March 31, 2000
                          ------- --------  --------  -------  -------  --------------
                                                        (Unaudited)      (Unaudited)
Cash Flows From
 Operating Activities:
 Net loss...............  $ (167) $ (2,009) $ (3,606) $(1,015) $(2,050)    $(8,218)
 Adjustments to
  reconcile net loss to
  cash provided by
  operating activities:
 Depreciation and
  amortization..........      21       118       105       74      103         348
 (Decrease) increase in
  cash from:
  Accounts receivable--
   stockholder..........    (354)      (17)     (221)    (320)    (530)     (1,502)
  Unbilled receivables--
   stockholder..........    (202)      135      (254)     (12)    (256)       (807)
  Prepaid and other
   current assets.......     --       (129)      124      129        5         --
  Accounts payable--
   trade................      23        42        68      (29)    (118)         12
  Advance payments from
   customers............      51       (21)       11      (19)      70         111
  Accrued compensation
   and other expenses...      42        61        86      (72)      (6)        224
  Estimated losses on
   uncompleted
   projects.............     (44)      204       629      201      580       1,479
                          ------  --------  --------  -------  -------     -------
 Cash used by operating
  activities............    (630)   (1,616)   (3,058)  (1,063)  (2,202)     (8,353)
                          ------  --------  --------  -------  -------     -------
Cash Flows From
 Investing Activities:
 Expenditures for
 property and
 equipment..............    (187)     (506)      (31)     (20)    (194)       (789)
                          ------  --------  --------  -------  -------     -------
Cash Flows From
 Financing Activities:
 Due to stockholder.....     817     2,122     3,089    1,083    2,396       9,142
                          ------  --------  --------  -------  -------     -------
Increase in Cash and
 Equivalents............     --        --        --       --       --          --
Cash and Cash
 Equivalents, Beginning
 of Period..............     --        --        --       --       --          --
                          ------  --------  --------  -------  -------     -------
Cash and Cash
 Equivalents, End of
 Period.................  $  --   $    --   $    --   $   --   $   --      $   --
                          ======  ========  ========  =======  =======     =======


Non cash financing
 activities:
 Conversion of payable
  to Arthur D. Little,
  Inc. into common
  stock.................  $    5  $    --   $    --   $   --   $   --      $     5

Transfer of property and
 equipment to Arthur D.
 Little, Inc. ..........     --        --        134      --       --          134

                       See Notes to Financial Statements.

                                EPYX CORPORATION
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

      (Information For The Three Months Ended March 31, 1999 and 2000, and Cumulative For The Period From July 5, 1991 (Inception) to March 31, 2000 is
                                   Unaudited)

                (Dollars in thousands, except per share amounts)

1. OVERVIEW AND BASIS OF PRESENTATION

      Epyx Corporation (a development stage company) (the "Company") designs, develops, markets and manufactures fuel processors that provide the hydrogen reformate to power proton-exchange membrane ("PEM") fuel cell systems. It is engaged in a single operating segment of the fuel cell industry.

      The Company's operations began in 1991 when the U.S. Department of Energy selected Arthur D. Little, Inc. ("AD Little") to conduct a study of proton-exchange membrane technology. This study and subsequent studies indicated that proton-exchange fuel cells did not have a ready-made source of hydrogen reformate, and accordingly, AD Little began development of fuel processors to reform a variety of hydrocarbon fuels for use in fuel cell stacks. All fuel cell development was conducted as an integral part of AD Little's overall operations until December 1997 when Epyx was incorporated as a wholly owned subsidiary of AD Little.

      The Company is in the development stage. The successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including maintaining adequate financing to fulfill its development and marketing activities and achieving a level of sales adequate to support the Company's cost structure.

      The financial statements have been prepared on a carve-out basis for the purpose of presenting the financial position, results of operations and cash flows of the Company. Included within the financial statements is revenue which has been reflected by the Company for certain services subcontracted to the Company by AD Little under AD Little's contractual agreements for non-Company engagements. In addition, certain services have been subcontracted to AD Little by the Company under the Company's contractual agreements and are reflected as costs of revenue and research and development expenses in the financial statements. The rate charged between the two companies for subcontract services equals 85% of the rate a third-party would be charged for similar services. Management believes the subcontract rate is reasonable for the services performed (Note 4).

      The financial statements also include allocations of general corporate overhead expenses related to the corporate headquarters and common support activities of AD Little, including information technology, financial, treasury, legal, insurance and other corporate functions as well as certain costs of operations including office rent and facility charges. These costs have been allocated to the Company using methodologies primarily based on headcount and usage. Although management believes the allocations are reasonable, the costs of these services to the Company may not be indicative of the costs that would have been incurred if the Company had been a stand-alone entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

                                EPYX CORPORATION
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

      Revenues on long-term contracts are recognized using the percentage-of-completion method based on the costs incurred to date as compared to the estimated total costs for each contract. Lease revenues are recognized ratably over the lease period. Revenues from consulting contracts are recognized as services are performed. Losses on long-term contracts are charged to operations when the total estimated cost to complete a contract exceeds the contract value.

      Revenue recognized on contracts in excess of related billings is reflected as unbilled receivables. Cost reimbursable contracts are billed one month in arrears, coincident with the preparation of the required billing detail.

  Estimated Losses on Uncompleted Projects

      The Company has entered into long-term contracts, primarily to develop prototype fuel processors to be used for research and development. Management has estimated the total costs to complete these contracts and compared these costs to the contractual revenue. On contracts for which a loss is expected, a liability for the entire loss expected on the contract has been accrued. The Company has recorded an accrual for an estimated losses on uncompleted contracts of $1,419, $813, and $14 as of March 31, 2000, December 31, 1999, and December 31, 1998, respectively. Contract accounting requires estimates of future costs throughout the performance period of the contract. These estimates are subject to change.

  Research and Development

      Research and development expenses consist primarily of the net costs incurred under contracts that qualify as best-efforts arrangements and expenditures for research conducted by the Company and include expenditures for research conducted by the company. All research and development costs are expensed as incurred.

      Revenue related to contracts which qualify as best-efforts arrangements is recorded as an offset to the Company's research and development expenses and the Company is generally required to absorb 12% to 50% of the total costs incurred on best-efforts arrangements. Development costs generally include an allocable share of allowable indirect costs such as overhead and general and administrative expenses.

                                EPYX CORPORATION
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

      Contracts are deemed to be best-efforts arrangements when all of the following elements are met: (a) the sole or principal customer is the U.S. government; (b) the activities performed qualify as research and development under SFAS No. 2, "Accounting for Research and Development Costs"; (c) the Company retains a right to the data and results of the research and development; (d) the total costs at the inception of the contract are expected to exceed the amount of the grant; and (e) the Company is obligated to perform only on a best-efforts basis to achieve the agreed-upon objectives. The total costs incurred under these arrangements and the total revenue netted against research and development during the years ended December 31, 1997, 1998 and 1999, for the three months ended March 31, 1999 and 2000, and cumulative from July 5, 1991 (inception) to March 31, 2000 was as follows:

                                                       Three       Cumulative
                                                   Months Ended   From July 5,
                          Year Ended December 31,    March 31,        1991
                          ------------------------ ------------- (Inception) To
                           1997    1998     1999    1999   2000  March 31, 2000
                          --------------- -------- ------ ------ --------------
Research and development
 costs incurred.........  $  769 $  4,767 $  7,086 $1,573 $1,703    $16,840
Government funding
 offset against costs...     587    3,392    4,656    853  1,129     11,972
                          ------ -------- -------- ------ ------    -------
Research and development
 expense, net...........  $  182 $  1,375 $  2,430 $  720 $  574    $ 4,868
                          ====== ======== ======== ====== ======    =======

      Contract costs, including indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency (the "DCAA"). Contract costs through 1996 have been finalized with the DCAA, and contract revenues for the current and prior years have been recorded in amounts which are expected to be realized upon final settlement. In management's opinion, the results of such audits will not have a material effect on the Company's financial position, results of operations or cash flows.

      Under non-government arrangements in which a third party funds a portion of the research and development costs on a specific project, the direct materials and labor costs of that project are recorded as a cost of revenue, and the overhead and general and administrative expenses allowable for inclusion in the cost reimbursement calculation are recorded as general and administrative expenses.

  Accounts and Unbilled Receivable

      The Company's contracts have historically been executed between AD Little and the customer. Accounts receivable represent outstanding amounts owed to AD Little, in accordance with the contracts, as the Company's efforts are being performed on a subcontract basis with AD Little. Unbilled receivables represent revenues earned, through subcontract agreements with AD Little, on contracts that have not yet been billed. Accordingly, accounts and unbilled receivables are reflected as receivable from stockholder.

  Fair Value of Financial Instruments

      The Company's financial instruments, including, receivables and accounts payable are carried at cost which approximates their fair values because of the short term nature of these instruments.

  Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

                                EPYX CORPORATION
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


      The Company's receivables, through AD Little, are derived primarily from contracts with various U.S. government agencies. Total accounts receivable and unbilled receivables on U.S. government contracts at December 31, 1998 and 1999 and March 31, 2000 were $980, $1,449 and $2,243, respectively. The Company does not have any balances billed but not paid by customers under retainage provisions.

      AD Little, on the Company's behalf, performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The Company maintains reserves for potential credit losses.

  Property and Equipment, Net

      Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the related assets.

  Impairment of Long-Lived Assets

      The Company deems an asset to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value if any, is less than its carrying amount. When evaluating and measuring impairment, assets are grouped at the lowest level for which there are identifiable, largely independent cash flows. Factors leading to impairment were a combination of historical losses and anticipated future losses. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar assets or the results of valuation techniques.

  Income Taxes

      The operating results of the Company for all periods has been or will be included in the consolidated income tax returns of AD Little. The Company is not reimbursed for the benefits realized by AD Little from utilization of the Company's tax losses. Therefore, no asset is recognized for such benefits in the Company's financial statements. For reporting purposes, the Company computes its income tax provision on a separate return basis using the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to those amounts expected to be realized.

  Comprehensive Loss

      Comprehensive loss for all periods presented equals net loss.

  Unaudited Interim Financial Information

      The accompanying consolidated balance sheet as of March 31, 2000, the statements of operations and cash flows for the three months ended March 31, 1999 and 2000, and the statement of stockholders' deficit for the three months ended March 31, 2000 are unaudited, but include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation. The results for the interim periods are not necessarily indicative of the results to be expected for the full year.

                                EPYX CORPORATION
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


  Recently Issued Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No.133 was amended by SFAS No. 137, which requires adoption of the provisions of SFAS No. 133 for periods beginning January 1, 2001. The Company does not expect that SFAS No. 133, as amended, will have a material effect on its consolidated financial position or results of operations. The Company will adopt this accounting standard on January 1, 2001, as required.

      In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition. The Company believes that its revenue recognition practices for contracts are substantially consistent with SAB No. 101. The Company's revenue practices for government contracts fall within and are in compliance with AICPA Audit and Accounting Guide, "Audits of Federal Government Contractors", and AICPA Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." SAB No. 101 did not modify the principles of the Audit and Accounting Guide or SOP No. 81-1. The Company does not expect that SAB No. 101 will have a material effect on its consolidated financial position or results of operations.

3. PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:

                                                          December
                                                             31,
                                              Estimated  ------------  March 31,
Description                                  Useful Life 1998   1999     2000
-----------                                  ----------- -----  -----  ---------
Furniture and fixtures......................   5 years   $ 173  $ 174    $ 167
Laboratory and related equipment............   5 years     245    255      415
Leasehold improvements......................  10 years     138      4        4
Computer equipment..........................   2 years     142    162      203
                                                         -----  -----    -----
  Total property and equipment..............               698    595      789
Less accumulated depreciation...............              (140)  (245)    (348)
                                                         -----  -----    -----
  Property and equipment, net...............             $ 558  $ 350    $ 441
                                                         =====  =====    =====

                                EPYX CORPORATION
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. RELATED PARTY TRANSACTIONS

      Since inception, the Company's operations have been funded through advances from AD Little. A summary of the transactions with AD Little is as follows:

                                                        Three
                                                    Months Ended     Cumulative
                          Year Ended December 31,     March 31,   From July 5, 1991
                          ------------------------  -------------  (Inception) to
                           1997     1998    1999     1999   2000   March 31, 2000
                          -------  ------- -------  ------ ------ -----------------
Due to stockholder--
 beginning balance......  $   847  $ 1,664 $ 3,786  $3,786 $6,741      $  --
Expenses allocated from
 AD Little..............      169      592     906     137    306       2,147
Net expenditures
 (including collections
 on accounts
 receivables) paid
 (received) by AD Little
 on behalf of the
 Company................      653    1,530   2,183     946  2,090       7,129
Transfer of property and
 equipment to AD
 Little.................      --       --     (134)    --     --         (134)
Conversion of payable to
 AD Little into common
 stock..................       (5)     --      --      --     --           (5)
                          -------  ------- -------  ------ ------      ------
Due to stockholder--
 ending balance.........  $ 1,664  $ 3,786 $ 6,741  $4,869 $9,137      $9,137
                          =======  ======= =======  ====== ======      ======
Average balance due.....  $ 1,256  $ 2,725 $ 5,300  $4,328 $7,939      $3,455
                          =======  ======= =======  ====== ======      ======

      The Company's costs and expenses include allocations from AD Little for certain general and administrative services including information technology, financial, treasury, legal, insurance and other corporate functions as well as certain costs of operations including office rent and facility charges. These allocations have been estimated on bases that AD Little and the Company consider to be a reasonable reflection of the utilization of services provided to the Company. The allocation of expenses from AD Little was calculated using a ratio of total compensation costs for the Company's employees to total compensation costs for AD Little employees applied against the pool of expenses incurred by AD Little.

      The allocations of costs and expenses are not necessarily indicative of the costs and expenses that would have been or will be incurred by the Company on a stand-alone basis.

      Included in the financial statements is revenue which has been reflected for certain services subcontracted to the Company by AD Little under AD Little's contractual agreements for third party engagements. Revenue applicable to these contracts was $234, $233, $250, $114 and $0 in 1997, 1998, 1999 and
the three months ended March 31, 1999 and 2000, respectively. The costs of certain services, including costs relating to best efforts research and development activities, subcontracted to AD Little by the Company under the Company's contractual agreements were $1,071, $901, $691, $197, and $223 in 1997, 1998, 1999 and the three months ended March 31, 1999 and 2000, respectively.

                                EPYX CORPORATION
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


5. INCOME TAXES

      Significant components of the Company's deferred tax assets are as follows:

                                                  Year Ended
                                                   December
                                                      31,           Three
                                                  ------------   Months Ended
                                                  1998   1999   March 31, 2000
                                                  -----  -----  --------------
Deferred income tax assets:
Research and development credit carryforwards.... $  80  $ 269      $ 327
Depreciation on property and equipment...........    35     40         70
Loss on uncompleted projects.....................     5    308        538
Other............................................    10     31         23
                                                  -----  -----      -----
  Total deferred income tax assets:..............   130    648        958
Less: Valuation allowance for deferred tax
 assets:.........................................  (130)  (648)      (958)
                                                  -----  -----      -----
  Net deferred income tax assets................. $ --   $ --       $ --
                                                  =====  =====      =====

      The Company has established a full valuation allowance because of uncertainties regarding its ability to generate sufficient taxable income to utilize these deferred tax assets.

      A reconciliation of the expected tax rate at the U.S. statutory rate to the effective rate for each of the years ended December 31, 1997, 1998 and 1999 is as follows:

        Federal statutory rate............................................ (34)%
        State tax, net of federal impact..................................  (6)
        Provision for valuation allowance on deferred tax assets..........  40
                                                                           ---
          Effective tax rate.............................................. --  %
                                                                           ===

      The tax rate for the three months ended March 31, 2000 is based on the expected tax rate for the full year.

      At December 31, 1999, the company has available research and development credits. The Company has research and development credits for federal and state tax purposes of approximately $61 and $19, respectively, in 1998, which expire in 2018 and 2013, respectively. The Company also has research and development credits for federal and state tax purposes of approximately $142 and $47, respectively, in 1999, which expire in 2019 and 2014, respectively.

6. RETIREMENT SAVINGS PLAN

      The Company has a non-contributory 401(k) Retirement Plan for eligible full-time and part-time employees. Employees eligible to participate in the Plan must be at least 21 years of age. Under the Plan, employees may generally contribute up to 15% of their compensation, however, not in excess of IRS limitations. The Company does not make matching contributions at this time. Employees are 100% vested in their own contributions plus earnings at all times.

                                EPYX CORPORATION
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


7. GEOGRAPHIC SALES INFORMATION

      The Company operates in a single segment. Information with respect to the Company's revenues through subcontracting arrangements with AD Little, by geographical area are as follows (revenues are attributed to geographical areas based on the location of the customer):

                                                                   Three Months
                                                    Year Ended      Ended March
                                                   December 31,         31,
                                                ------------------ -------------
                                                 1997   1998  1999  1999   2000
                                                ------ ------ ---- ------ ------
Revenues
  United States................................ $1,667 $  917 $392 $  191 $   6
  Asia.........................................    --     120  190    --     49
  Europe and the Middle East...................    149    --   --     --      6
                                                ------ ------ ---- ------ -----
    Total...................................... $1,816 $1,037 $582 $  191 $  61
                                                ====== ====== ==== ====== =====

8. SUBSEQUENT EVENT

  Merger with De Nora Fuel Cells S.p.A.

      On April 4, 2000, the Company completed a merger with De Nora Fuel Cells S.p.A. ("De Nora"), a wholly owned subsidiary of Norfin S.p.A and subsidiaries ("Norfin") pursuant to an Investment and Exchange Agreement dated April 4, 2000 (the "Investment Agreement"). Under the terms of the Investment Agreement, Norfin received 500,000 newly issued shares of Company common stock, or 50% of the Company's then outstanding shares, in exchange for 100% ownership interest of De Nora. Simultaneously with the merger, Amerada Hess Corporation ("Hess") purchased 50,000 shares of the Company's common stock from AD Little. Upon consummation of the merger, Epyx Corporation, which is the legal acquirer and surviving legal entity, changed its name to Nuvera Fuel Cells, Inc.

      Immediately after the merger, Norfin owned 50% of the Company's common stock and held control over four of the eight seats on the Board of Directors, enabling them to retain voting and operating control of the Company. AD Little owned 45% of the Company's common stock and control over three of the Board seats. Hess owned 5% of the Company's common stock and control over one of the Board seats. The merger transaction will be accounted for under the purchase method of accounting and treated as a reverse acquisition as Norfin received the controlling interest in the combined enterprise. Therefore, for accounting purposes, De Nora is deemed to have acquired the Company.

                                   * * * * *

                                   [ARTWORK]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including      , 2001 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                3,200,000 Shares

                               [LOGO OF NUVERA]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                              Merrill Lynch & Co.
                                Lehman Brothers
                            ABN AMRO Rothschild LLC
                            Bear, Stearns & Co. Inc.

                                       , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

                             Subject to Completion
                 Preliminary Prospectus dated           , 2001

PROSPECTUS

                              800,000 Shares

                          [LOGO OF NUVERA FUEL CELLS]

                                  Common Stock

                                  -----------

    This is Nuvera Fuel Cells, Inc.'s initial public offering. Nuvera is selling all of the shares. The international managers are offering 800,000 shares outside the U.S. and Canada and the U.S. underwriters are offering 3,200,000 shares in the U.S. and Canada.

    We expect the public offering price to be between $18.00 and $20.00 per share. Currently, no public market exists for the shares. We have applied for quotation of the shares on the Nasdaq National Market under the symbol "NVRA."

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                                  -----------

                                                        Per Share Total
                                                        --------- -----
     Public offering price.............................    $        $
     Underwriting discount.............................    $        $
     Proceeds, before expenses, to Nuvera Fuel Cells,
      Inc..............................................    $        $

    The international managers may also purchase up to an additional 120,000 shares from Nuvera, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 480,000 shares from Nuvera.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about      , 2001.

                                  -----------

Merrill Lynch International
      Lehman Brothers
             ABN AMRO Rothschild
                                             Bear, Stearns International Limited

                                  -----------

                  The date of this prospectus is      , 2001.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                                  UNDERWRITING

      We intend to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, Lehman Brothers International (Europe), ABN AMRO Rothschild and Bear, Stearns International Limited are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement among us and the international managers, and concurrently with the sale of 3,200,000 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                       Number of
          International Managers                                        Shares
          ----------------------                                       ---------
     Merrill Lynch International......................................
     Lehman Brothers International (Europe)...........................
     ABN AMRO Rothschild..............................................
     Bear, Stearns International Limited..............................
                                                                        -------
          Total.......................................................  800,000
                                                                        =======

      We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., ABN AMRO Rothschild LLC and Bear, Stearns & Co. Inc. are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 800,000 shares to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase, 3,200,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

      The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the international and U.S. purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

      We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officers' certificates

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS] and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The lead managers have advised us that the international managers propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $    per share. The international managers may
allow, and the dealers may reallow, a discount not in excess of $    per share
to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to Nuvera. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                          Per Share Without Option With Option
                                          --------- -------------- -----------
     Public offering price...............     $           $             $
     Underwriting discount...............     $           $             $
     Proceeds, before expenses, to
      Nuvera.............................     $           $             $

      The expenses of the offering, not including the underwriting discount, are estimated at $4.4 million and are payable by Nuvera.

Over-allotment Options

      We have granted options to the international managers to purchase up to 120,000 additional shares at the public offering price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

      We have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 480,000 additional shares to cover any over-allotments on terms similar to those granted to the international managers.

Intersyndicate Agreement

      The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to     shares offered by this prospectus for sale to
some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

      We, our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    .  offer, pledge, sell, or contract to sell any common stock,

    .  sell any option or contract to purchase any common stock,

    .  purchase any option or contract to sell any common stock,

    .  grant any option, right or warrant for the sale of any common stock,

    .  lend or otherwise dispose of or transfer any common stock,

    . request or demand that we file a registration statement related to the common stock, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lock-up provision does not apply if we issue common stock upon the exercise of an option outstanding on the date of this prospectus or if we issue common stock or grant options to purchase common stock pursuant to our 2000 stock incentive plan. The lock-up agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Merrill Lynch. There are, however, currently no agreements between Merrill Lynch and any of our executive officers, directors or stockholders releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Quotation on the Nasdaq National Market

      We have applied for quotation of our shares on the Nasdaq National Market under the symbol "NVRA."

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Offering Price Determination

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    . the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

    .  our financial information,

    . the history of, and the prospects for, our company and the industry in which we compete,

    . an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

    .  the present state of our development, and

    . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      In connection with the offering, the underwriters may make short sales of the common stock and may purchase shares in the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option described above. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS] underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK Selling Restrictions

      Each international manager has agreed that:

    . it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding managing, or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

    . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

No Public Offering Outside the United States

      No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation, or distribution of this prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering materials or advertisements in connection with the shares of our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

      Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including      , 2001 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              800,000 Shares

                          [LOGO OF NUVERA FUEL CELLS]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                          Merrill Lynch International
                                Lehman Brothers
                              ABN AMRO Rothschild
                      Bear, Stearns International Limited

                                       , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by Nuvera in connection with the issuance and sale of the common stock being registered hereby.

                                                                       Amount
                                                                     To Be Paid
                                                                     ----------
SEC registration fee................................................ $   32,039
NASD filing fee.....................................................     12,000
Nasdaq National Market listing fees.................................    113,000
Transfer agent's fees...............................................     25,000
Printing and engraving expenses.....................................    225,000
Legal fees and expenses.............................................  1,500,000
Accounting fees and expenses........................................  1,400,000
Financial advisory -- Fineurop Soditic S.p.A........................    374,000
Blue Sky fees and expenses..........................................      5,000
Miscellaneous.......................................................    713,961
                                                                     ----------
  Total............................................................. $4,400,000
                                                                     ==========

      Each of the amounts set forth above, other than the SEC registration fee and the NASD filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) in which such person was or is or is threatened to be made a party by reason of such person being or having been a director, officer, employee or agent of the corporation; provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides for such limitation of liability.

      The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

      The proposed forms of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

      On December 18, 1997, the Registrant issued and sold 7,000,000 shares of its common stock, par value $.01 per share, to Arthur D. Little, Inc. in exchange for aggregate consideration of $1,000. The transaction was exempt from registration under Section 4(2) of the Securities Act because no public offering was involved.

      On April 4, 2000, the Registrant issued and sold 7,000,000 shares of its common stock, par value $.01 per share, to De Nora New Energy Investments B.V., a Netherlands corporation, in exchange for 100% of the capital stock of De Nora Fuel Cells S.p.A., a corporation organized under the laws of the Republic of Italy. The transaction was exempt from registration under Section 4(2) of the Securities Act because no public offering was involved.

      On July 27, 2000, the Registrant issued and sold 943,824 shares of its common stock, par value $.01 per share, to Amerada Hess Corporation, a Delaware corporation, in exchange for aggregate consideration of $15,000,000. The transaction was exempt from registration under Section 4(2) of the Securities Act because no public offering was involved.

      The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access to such adequate information.

      On October 10, 2000, the Registrant granted 245,000 shares of its common stock, contributed to it by AD Little, par value $.01 per share, to 31 employees. The transactions were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act as transactions pursuant to contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules.

      (a) See Exhibit Index following Signature pages.

      (b) None.

Item 17. Undertakings

      (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, State of Massachusetts, on the 8th day of February, 2001.

                                          Nuvera Fuel Cells, Inc.

                                          By /s/ Jeffrey M. Bentley
                                          _____________________________________
                                            Name: Jeffrey M. Bentley
                                            Title: Senior Vice President

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----
                  *                      Acting Chief Executive    February 8, 2001
______________________________________   Officer, President and
           Mark A. Brodsky                 Director (Principal
                                            Executive Officer,
                                           Principal Financial
                                          Officer and Principal
                                           Accounting Officer)

                  *                             Director           February 8, 2001
______________________________________
          J. Barclay Collins

                  *                             Director           February 8, 2001
______________________________________
           Federico De Nora
                                                Director
______________________________________
          Kimberlee Driscoll

                  *                             Director           February 8, 2001
______________________________________
           John A. Gartman

                  *                             Director           February 8, 2001
______________________________________
            Franco Ladavas

                  *                             Director           February 8, 2001
______________________________________
         Lorenzo C. Lamadrid

                  *                             Director           February 8, 2001
______________________________________
              John Lavin

                  *                             Director           February 8, 2001
______________________________________
           Eugenio Morpurgo

                  *                             Director           February 8, 2001
______________________________________
           Mauro Saponelli

          /s/ Anne Troutman
*By:__________________________________
Name: Anne Troutman
Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit                                                          Sequentially
  Number  Description                                             Numbered Page
 -------  -----------                                             -------------
  1.1*    Form of U.S. Purchase Agreement......................

  1.2*    Form of International Purchase Agreement.............

  3.1*    Amended and Restated Certificate of Incorporation....

  3.2*    Bylaws...............................................

  4.1*    Form of Common Stock Certificate.....................

  5.1*    Opinion of Davis Polk & Wardwell.....................

 10.1+    Investment and Exchange Agreement, dated as of April
          4, 2000, by and among De Nora Fuel Cells S.p.A., De
          Nora New Energy Investments B.V., Arthur D. Little,
          Inc. and Epyx Corporation............................

 10.1(a)* Schedules to Exhibit 10.1............................

 10.2+    Stockholders' Agreement, dated as of April 4, 2000,
          by and among De Nora New Energy Investments B.V.,
          Arthur D. Little, Inc., Amerada Hess Corporation and
          Epyx Corporation.....................................

 10.3+    Technology, Trade Identity, Contracts & Equipment
          Assignment, between Arthur D. Little, Inc. and Epyx
          Corporation..........................................

 10.3(a)  Schedules to Exhibit 10.3............................

 10.4+    License Agreement, dated as of March 31, 2000, by and
          between Epyx corporation and Arthur D. Little,
          Inc. ................................................

 10.4(a)  Schedules to Exhibit 10.4............................

 10.5+    Investment Agreement, dated as of March 30, 2000, by
          among Amerada Hess Corporation, Arthur D. Little,
          Inc. and Epyx Corporation............................

 10.5(a)  Schedules to Exhibit 10.5............................

 10.6+    Subscription and Share Purchase Agreement, dated as
          of August 2, 2000, among Fineurop International
          Limited, Norfin International S.A. and De Nora New
          Energy Investments B.V. .............................

 10.6(a)  Schedules to Exhibit 10.6............................

 10.7+    Service Agreement, dated January 10, 2000, between
          Norfin S.p.A. and De Nora Fuel Cells S.p.A. .........

 10.7(a)  Schedules to Exhibit 10.7............................

 10.8+    Service Agreement, dated January 18, 2000, between De
          Nora S.p.A. and De Nora Fuel Cells S.p.A. ...........

 10.8(a)  Schedules to Exhibit 10.8............................

 10.9+    Service Agreement, dated May 20, 2000, between De
          Nora Elettrodi S.p.A. and De Nora Fuel Cells
          S.p.A. ..............................................

 Exhibit                                                          Sequentially
  Number  Description                                             Numbered Page
 -------  -----------                                             -------------
 10.10+   Loan Agreement, dated October 2, 1999, between Norfin
          S.p.A. and De Nora Fuel Cells S.p.A. ................

 10.10(a) Schedules to Exhibit 10.10...........................

 10.11+   Letter Agreement, dated August 1, 2000, from Fineurop
          Soditic S.p.A. to Nuvera Fuel Cells, Inc. ...........

 10.12+   License and Services Agreement, dated as of April 4,
          2000, by and between Arthur D. Little, Inc. and Epyx
          Corporation..........................................

 10.12(a) Schedules to Exhibit 10.12...........................

 10.13+   Tax Indemnification Agreement, dated as of October
          26, 2000, between Arthur D. Little, Inc. and Nuvera
          Fuel Cells, Inc. ....................................

 10.14+   Lease, dated October 1, 1999, between Finisola S.p.A.
          and De Nora Fuel Cells S.p.A. .......................

 10.15+   Lease, dated January 1, 2000, between Finisola S.p.A.
          and De Nora Fuel Cells S.p.A. .......................

 10.16+   Lease, dated July 1, 2000, between Finisola S.p.A.
          and Nuvera Fuel Cells Europe S.r.l. .................

 10.17+   Lease, dated July 1, 2000, between Finisola S.p.A.
          and Nuvera Fuel Cells Europe S.r.l. .................

 10.17(a) Schedules to Exhibit 10.17...........................

 10.18+   Nuvera Fuel Cells, Inc. 2000 Stock Incentive Plan....

 10.19+   Form of Stock Award Letter, dated October 10, 2000...

 10.20+   Form of Promissory Note and Pledge, dated October 10,
          2000.................................................

 10.21+   Form of Director and Officer Indemnification
          Agreement............................................

 10.22+   Capital Contribution Agreement, dated as of November
          3, 2000, by and among Nuvera Fuel Cells, Inc., Arthur
          D. Little, Inc., Norfin International S.A., Nuvera
          Fuel Cells Europe S.r.l., De Nora New Energy
          Investments B.V. and Amerada Hess Corporation........

 10.23+   Credit Agreement, dated March 21, 2000, between Banca
          Popolare di Bergamo--Credito Varesino and De Nora
          Fuel Cells S.p.A. ...................................

 10.24    Joint Venture Agreement, dated as of December 18,
          1998, between H. Power Corp. and Arthur D. Little,
          Inc..................................................

 10.25    Subcontract Agreement, dated November 21, 1997,
          between Plug Power L.L.C. and Arthur D. Little,
          Inc..................................................

 10.26    Agreement, dated as of July 1999, between Arthur D.
          Little, Inc. and the U.S. Department of Energy.......

 10.27    Subcontract Agreement, dated December 6, 1999,
          between Arthur D. Little, Inc. and Corning
          Incorporated.........................................

 10.28    Subcontract Agreement, dated January 27, 2000,
          between Arthur D. Little, Inc. and United Catalysts
          Inc..................................................

 Exhibit                                                          Sequentially
 Number  Description                                              Numbered Page
 ------- -----------                                              -------------
 10.29   Subcontract Agreement, dated March 20, 2000, between
         Arthur D. Little, Inc. and STC Catalysts, Inc.........

 10.30   Subaward Agreement, dated November 1, 1997, between
         International Fuel Cells Corporation and Arthur D.
         Little, Inc...........................................

 10.31   Purchase Order, dated March 29, 2000, and Invoice,
         dated May 4, 2000, between De Nora Fuel Cells S.p.A.
         and Arthur D. Little, Inc.............................

 10.32   Purchase Order, dated May 30, 2000, and Invoice, dated
         June 1, 2000, between Nuvera Fuel Cells Europe S.p.A.
         and Arthur D. Little, Inc.............................

 10.33   Letter Agreement, dated November 21, 1994, between De
         Nora Permelec S.p.A. and Renault......................

 10.34 Purchase Order and Contract, dated February 13, 1997, between De Nora S.p.A. and Ansaldo Richerche S.r.l. ..

 10.35   Letter Agreement, dated as of July 27, 2000, between
         Amerada Hess Corporation and Nuvera Fuel Cells, Inc...

 10.36*  Form of Stockholders' Agreement among Nuvera Fuel
         Cells, Inc., Arthur D. Little, Inc., De Nora New
         Energy Investments B.V., Amerada Hess Corporation and
         certain other persons named therein...................

 10.37   Development and Supply Agreement, dated as of November
         21, 2000, by and among De Nora Elettrodi S.p.A.,
         Nuvera Fuel Cells, Inc. and Nuvera Fuel Cells Europe
         S.r.l. ...............................................

 21+     Subsidiaries of the Registrant........................

 23.1++  Independent Auditors' Consent.........................

 23.2++  Independent Auditors' Consent.........................

 23.3*   Consent of Davis Polk & Wardwell (included in Exhibit
         5.1)..................................................

 24.1+   Power of Attorney.....................................

 27.1+   Financial Data Schedule...............................

--------

 + Previously filed with the initial filing of this Registration Statement on November 8, 2000.

++ Previously filed with Amendment No. 1 to this Registration Statement on
   February 5, 2001.
 * To be filed by amendment.